- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                         COMMISSION FILE NUMBER 0-19152

                       AUTOMATED SECURITY (HOLDINGS) PLC
                               ENGLAND AND WALES
                (JURISDICTION OF INCORPORATION OF ORGANIZATION)

            THE CLOCK HOUSE, THE CAMPUS, SPRING WAY HEMEL HEMPSTEAD,
                         HERTFORDSHIRE HP2 7TL ENGLAND
                         (ADDRESS OF PRINCIPAL OFFICES)

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F /x/     Form 40-F / /

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes / /     No /x/

     (If 'Yes' is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-       .)

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Automated Security (Holdings) PLC

                                          By:      /s/ PETER BERTRAM
                                              -----------------------------
                                              Peter Bertram
                                              Chief Financial Officer

Date of signing: July 23, 1996

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, you should consult an independent financial adviser authorised under the Financial Services Act 1986.

If you no longer hold any shares in ASH, please send this document, together with the accompanying forms of proxy, to the purchaser or transferee, or to the stockbroker, bank or other agent through or to whom the sale or transfer was effected, for transmission to the purchaser or transferee.

For the purposes of the Proposals, Charterhouse Bank Limited and Smith Barney Inc., who are regulated by the Security and Futures Authority Limited, are acting exclusively for ASH. Charterhouse Bank Limited and Smith Barney Inc. are not acting for any other person and will not be responsible to any other person for providing protections afforded to customers of Charterhouse Bank Limited or Smith Barney Inc. or advising them on this transaction.

Application will be made for the Consideration Common Shares to be listed for trading on the New York Stock Exchange. Application will also be made to the London Stock Exchange for the Consideration Common Shares to be admitted to the Official List.

- --------------------------------------------------------------------------------

                             Scheme of Arrangement

                 (under Section 425 of the Companies Act 1985)

     Recommended proposals to enable ordinary and preference shareholders
                        (including holders of ADRs) in

                       AUTOMATED SECURITY (HOLDINGS) PLC

                 to exchange their shares for common shares in

                                  ADT LIMITED

                                      and

      Unaudited interim results of the ASH Group for the six months ended

                                  31 May 1996

- --------------------------------------------------------------------------------

Your attention is drawn to the letter from the Chairman of ASH set out on pages 6 to 9 of this document recommending that you vote in favour of the Proposals.

Notice of the meetings of the holders of the three classes of shares of ASH convened by Order of the Court to be held at The Brewery, Chiswell Street, London EC1Y 4SD on 22 August 1996 is set out at the end of this document.

The action you are recommended to take is set out on page 9 of this document. Whether or not you intend to be present at the meetings convened by the above mentioned notices, the relevant forms of proxy should be completed and returned in accordance with the instructions thereon, so as to be received not less than 48 hours before the respective times appointed for the meetings. The forms of proxy will be valid if handed to the Chairman of the relevant meeting at that meeting.

CONTENTS
                                                                      Page

DEFINITIONS                                                            3

EXPECTED SUMMARY TIMETABLE                                             5

LETTER FROM THE CHAIRMAN OF ASH                                        6

EXPLANATORY STATEMENT                                                 10

 1. Introduction                                                      10

 2. Summary of the Scheme                                             10

 3. Financial effects of the Scheme                                   11

 4. Taxation                                                          12

 5. ADT's intentions                                                  15

 6. Information on the ASH Group                                      15

 7. Information on the ADT Group                                      15

 8. Proposed amalgamation of ADT with Republic                        16

 9. Directors' interests                                              16

10. Conditions and operation of the Scheme                            16

11. Effect of the Proposals on the ASH Share Option Schemes and the   17
    Convertible Capital Bonds

12. Cancellation of listings                                          17

13. ADT Common Shares                                                 17

14. Exemption of Consideration Common Shares from registration        17
    under the US Securities Act of 1933

15. US regulatory matters                                             18

16. Voting on the Proposals                                           18

17. Dissenter rights                                                  19

18. Action to be taken                                                20

19. ADT consent                                                       20

20. Further information                                               20

21. Recommendation                                                    20

APPENDICES TO THE EXPLANATORY STATEMENT

I   Conditions and operation of the Scheme                            21

II  Financial information on the ASH Group                            24

III Unaudited interim results of the ASH Group for the six months     44
    ended 31 May 1996

IV  Financial information on the ADT Group                            52

V   ADT Common Shares                                                 86

VI  Additional information on the ADT/Republic Merger and on          89
    Republic

VII Additional information                                            90

SCHEME OF ARRANGEMENT                                                 99

NOTICE OF COURT MEETINGS                                             103

                                  DEFINITIONS

     The following definitions apply throughout this document, except in the text of the Scheme, unless the context requires otherwise:

"Act"                           Companies Act 1985

"ADRs" or "ASH ADRs"            American Depositary Receipts representing ADSs

"ADR Holders"                   holders of ADRs

"ADSs" American Depositary Shares, each representing two Ordinary Shares

"ADT"                           ADT Limited

"ADT Common Shares" or          common shares of US$0.10 each in the capital
"Common Shares"                 of ADT

"ADT Group"                     ADT and its subsidiary undertakings

"ADT/Republic Merger"           the proposed amalgamation of ADT with a
                                subsidiary of Republic as described in
                                paragraph 1 of Appendix VI

"ASH" or the "Company"          Automated Security (Holdings) PLC

"ASH Group" or the "Group"      ASH and its subsidiary undertakings

"ASH Share Option Schemes"      Automated Security Share Option Scheme, ASH
                                ESOP Executive Share Option Scheme, Automated
                                Security Sharesave Scheme (1993) and the
                                Automated Security Executive Share Option
                                Scheme (1993)

"Bermudian Act"                 Companies Act 1981 (as amended) of Bermuda

"Board" or the "ASH Board"      board of directors of ASH

"Bondholders"                   holders of Convertible Capital Bonds'

"Business Day"                  a day (excluding Saturdays and public holidays)
                                on which banks are open for business in London

"Convertible Capital Bonds"     9 1/2 per cent. Convertible Capital Bonds due
                                2006 of ASH Capital Finance (Jersey) Limited

"Charterhouse"                  Charterhouse Bank Limited

"City Code"                     City Code on Takeovers and Mergers

"Consideration Common Shares"   ADT Common Shares to be issued as consideration
                                under the Scheme

"Court"                         High Court of Justice in England and Wales

"Court Meetings"                Ordinary Court Meeting, 5% Preference Court
                                Meeting and 6% Preference Court Meeting

"Directors"                     directors of ASH

"Effective Date"                date on which the Scheme becomes effective in
                                accordance with its terms

"Explanatory Statement"         explanatory statement made by ASH relating to
                                the Scheme in compliance with Section 426 of the Act, as set out in this document

"London Stock Exchange"         London Stock Exchange Limited

"NASDAQ"                        Nasdaq Stock Market

"NYSE"                          New York Stock Exchange

"Ordinary Court Meeting"        meeting of Ordinary Shareholders to be held on
                                22 August 1996 convened by order of the Court, notice of which is set out in this document

"Ordinary Shares" or "ASH       ordinary shares of 10 p each in the capital
Ordinary Shares"                of ASH

"Ordinary Shareholders" or      holders of Ordinary Shares
"ASH Ordinary Shareholders"

"5% Preference Court Meeting"   meeting of the 5% Preference Shareholders to be
                                held on 22 August 1996, convened by Order of the Court, notice of which is set out in this document

"6% Preference Court Meeting"   meeting of the 6% Preference Shareholders to be
                                held on 22 August 1996, convened by Order of the Court, notice of which is set out in this document

"5% Preference Shares"          5 per cent. convertible cumulative redeemable
                                preference shares of 1 pound each in the capital of ASH

"6% Preference Shares"          6 per cent. convertible cumulative redeemable
                                preference shares of 1 pound each in the capital of ASH

"5% Preference Shareholders"    holders of 5% Preference Shares

"6% Preference Shareholders"    holders of 6% Preference Shares

"Preference Shares" or "ASH     5% Preference Shares and 6% Preference Shares
Preference Shares"

"Proposals"                     proposals set out in this document including the
                                acquisition by ADT of the whole of the issued capital of ASH, as described in the Explanatory
                                Statement, but excluding the ADT/Republic Merger

"Record Date"                   Business Day immediately preceding the Effective
                                Date

"Republic"                      Republic Industries, Inc.

"Republic Common Shares"        common shares of US$0.01 each in the capital of
                                Republic

"Resolution"                    resolution to be proposed at the Court Meetings

"Scheme" or "Scheme of          the proposed scheme of arrangement under Section
"Arrangement"                   425 of the Act as set out in this document, with
                                any modification, addition or condition approved or imposed by the Court

"Scheme Ordinary Shares"        such of the Ordinary Shares as are in issue on
                                the date hereof together with such Ordinary
                                Shares (a) as shall be in issue at the close of business on the Business Day prior to the date of the Ordinary Court Meeting and (b) if any, as shall be issued thereafter and before the close of business on the Record Date in respect of which the allottees thereof have agreed to be bound by this Scheme

"Scheme Ordinary Shareholders"  holders of Scheme Ordinary Shares

"Scheme Shares"                 Scheme Ordinary Shares and Preference Shares

"Scheme Shareholders"           holders of the Scheme Shares

"Shareholders" or "ASH          holders of the Ordinary Shares, the 5%
Shareholders"                   Preference Shares and the 6% Preference Shares

"Smith Barney"                  Smith Barney Inc.

Basis of presentation of financial information

In this document financial information on ASH has been presented, save where expressly indicated, in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"). Financial information on ADT has been prepared exclusively in accordance with US Generally Accepted Accounting Principles ("US GAAP"). All references to $ are to US$.

                          EXPECTED SUMMARY TIMETABLE

Event                                                            Time and date

Date of posting of this document                                  22 July 1996

Latest time and date for receipt of RED forms of
proxy for the Ordinary Court Meeting+               11.00 am on 20 August 1996

Latest time and date for receipt of YELLOW forms
of proxy for the 5% Preference Court
Meeting+                                            11.10 am on 20 August 1996

Latest time and date for receipt of GREEN forms
of proxy for the 6% Preference Court
Meeting+                                            11.20 am on 20 August 1996

Ordinary Court Meeting                              11.00 am on 22 August 1996

5% Preference Court Meeting                        11.10 am* on 22 August 1996

6% Preference Court Meeting                        11.20 am* on 22 August 1996

Court hearing of the petition to sanction the
Scheme                                                        4 September 1996

Record Date for the Scheme                                    4 September 1996

Effective Date for the Scheme                                 5 September 1996

Dealings in Consideration Common Shares to
commence on the New York Stock Exchange (9.30 am
New York time) and on the London Stock Exchange
(2.30 pm London time)                                         6 September 1996

Despatch of certificates for Consideration
Common Shares and cheques for fractional
entitlements by                                              26 September 1996

Unless otherwise indicated, all references to times are to London times.

+ forms of proxy will be valid if the relevant form of proxy is handed to the Chairman of the relevant Court Meeting at that meeting.

* or as soon thereafter as the immediately preceding meeting has concluded or been adjourned.

                       AUTOMATED SECURITY (HOLDINGS) PLC
                       (Registered in England No 321639)

                                                         Registered office:
                                                            The Clock House
                                                                 The Campus
                                                            Hemel Hempstead
                                                              Herts HP2 7TL

                                                               22 July 1996

To all Shareholders and, for information only, Bondholders, holders of options under the ASH Share Option Schemes and the holder of warrants over Ordinary Shares

Dear Shareholders

                        Proposed Scheme of Arrangement

1. Introduction

On 19 June 1996 it was announced that agreement had been reached between your Board and ADT under which proposals would be put to ASH Shareholders to agree a takeover of ASH by ADT.

Under the Proposals, ADT is offering ADT Common Shares with an aggregate value of approximately 89 million pounds as at 19 July 1996 (the latest practicable date prior to the printing of this document), representing a premium of approximately 34 per cent. over the aggregate market value of ASH Ordinary Shares (including ADRs) and ASH Preference Shares as at 18 June 1996 (the date immediately prior to announcing the Proposals).

The Scheme will only become effective in relation to any particular class of share if the Resolution is passed at the relevant Court Meeting, the other conditions referred to in paragraph 10 of the Explanatory Statement are satisfied or waived and the Court sanctions the Scheme. The purpose of this letter is to explain why your Board unanimously recommends that you support the Proposals.

2. Background to and reasons for the Proposals

For some time, the ASH Group has been burdened by a high level of debt. As at 31 May 1996, the date to which the Group's latest unaudited interim statement has been prepared, the Group had net borrowings of approximately 160 million pounds and net assets
(including the Preference Shares) of 28.5 million pounds, representing a ratio of approximately 5.6 times net debt to net assets.

In 1994, your Board instigated a successful programme to refocus
ASH's management and to sell ASH's peripheral businesses.
However, the Board recognised from the outset that this course of action would not, in itself, be sufficient to overcome the significant financial constraints on the ASH Group.

Your Board and its advisers have spent much effort examining ways to address these constraints and they concluded that this potentially could be achieved by securing a significant injection of new equity, by selling certain significant businesses or by recommending an offer for the Company.

The Board decided to seek an extension of ASH's facilities and in December 1995 new financing agreements were entered into providing facilities lasting until January 1998. However, it is a term of these facilities that if ASH fails to achieve an agreed debt reduction target by 30 September 1996 it will be liable to pay additional fees to its lenders which vary on a steeply escalating scale depending upon the subsequent date of such reduction.

Having considered the alternatives available to the Group, the Board decided to seek offers for ASH's US businesses, which comprise API Security, Inc., Sonitrol Corporation and Sonitrol Management Corporation. This was intended to allow ASH to meet its debt reduction target and enable management to concentrate on developing the Group's position within the UK security market. Accordingly, the Board engaged Smith Barney to commence the confidential marketing of ASH's US businesses.
The indicative levels of proceeds arising from this process were disappointing and would have been insufficient to redress the obvious shortcomings of the balance sheet. Moreover, in negotiating the disposals, potential purchasers were insisting upon onerous conditions.

It was recognised that the US sale process would not preclude the possibility of a third party making an offer for ASH and, during the sale negotiations, the Board received an approach from ADT expressing an interest in making an offer for ASH. This culminated in the Proposals set out in this document. Based upon the closing price of ADT Common Shares on 18 June 1996 (being the date immediately prior to the announcement of the Proposals) the Proposals then attributed a value of 84.9 million pounds in aggregate to the ASH Ordinary Shares (including ADRs) and ASH Preference
Shares.

It is the view of the Board and its advisers that the Proposals are considerably more attractive than any available alternative route and offer ASH Shareholders the opportunity to continue to participate in a major electronic security services business.

3. Proposed amalgamation of ADT with Republic

On 1 July 1996, it was announced that ADT had reached agreement, subject to certain conditions, to amalgamate with Republic, a Delaware corporation. Republic is a diversified company operating in the electronic security service, solid waste and out-of-home media industries in North America and is expanding into the automotive industry. If the ADT/Republic Merger becomes effective, ADT will become a wholly-owned subsidiary of Republic and shareholders of ADT will receive Republic Common Shares in exchange for ADT Common Shares then held by them.

It is expected that notice of the general meeting of ADT to be convened to consider the ADT/Republic Merger will be despatched after the Scheme becomes effective. Accordingly, if the Scheme becomes effective, ASH Shareholders will by then have become shareholders in ADT and, if they have chosen to remain so, will be able to vote at that meeting and participate in the ADT/Republic Merger if it takes effect. All such shareholders will receive copies of any documents sent to shareholders in ADT in connection with the ADT/Republic Merger.

If the Scheme becomes effective, ASH Shareholders will, in aggregate, hold approximately 5 per cent. of the voting capital of ADT. Those that retain their shareholding in ADT should base their decision regarding the ADT/Republic Merger solely on any documents provided to them by ADT or Republic in connection with the merger and on other information and advice then available to them. The recommendation in paragraph 7 of this letter and in paragraphs 1 and 21 of the Explanatory Statement is given solely in respect of the Proposals and not in relation to the ADT/Republic Merger.

The Scheme is not conditional upon the outcome of the ADT/Republic Merger, nor is such merger conditional upon the Scheme becoming effective. The ADT/Republic Merger is subject to a number of conditions, including regulatory approvals, the approval of both ADT's and Republic's shareholders and the receipt by ADT of an investment bank's fairness opinion.

Further information on the ADT/Republic Merger and on Republic is set out in Appendix VI.

4. Summary of the effect of the Proposals on ASH Shareholders and other parties

If the Scheme becomes effective, Shareholders and ADR Holders will receive new ADT Common Shares in consideration for the transfer of all their Ordinary Shares, ADRs and Preference Shares to ADT. Set out in the table below is the increase in capital value for ASH Shareholders and ADR Holders based upon the ADT
Common Share price on 18 June 1996 (the date immediately prior to the announcement of the Proposals and before the announcement of the ADT/Republic Merger). The Board notes that the price of ADT Common Shares rose following the announcement of the proposed ADT/Republic Merger on 1 July
1996 but has since fallen back. At 19 July 1996 the ADT Common Share price remained at a discount to the value implied by the terms of such merger. The Board considers that the future price of an ADT Common Share is likely to be sensitive to movements in the price of Republic Common Shares and to the likely outcome of the ADT/Republic Merger. Also set out in the table below is the increase in the capital value based on the ADT Common Share price on 19 July 1996 (the latest practicable date prior to the printing of this document and after the announcement of the ADT/Republic Merger).

                                        Per         Per 5%        Per 6%
                                      Ordinary    Preference    Preference     Per
                                       Share        Share         Share        ADR
Value of Proposals based on the ADT
  Common Share price as at 18 June
  1996                                39.3p       77.8p         77.8p         $1.215
Premium to ASH prices on 18 June
  1996                                26.9%       29.7%         29.7%          29.6%
Value of Proposals based on the ADT
  Common Share price as at 19 July
  1996                                41.1p       81.3p         81.3p         $1.272
Premium to ASH prices on 18 June
  1996                                32.6%       35.5%         35.5%          35.7%


An explanation of the values and premia shown above together with a detailed analysis of the effect of the Proposals on the capital value and income of ASH Shareholders is set out in paragraph 3 of the Explanatory Statement. This includes an analysis of premia based on the prices of Scheme Shares and ADRs on 23 August 1995 (the day immediately prior to ASH announcing that it was in third-party talks regarding ways in which the complexities of its balance sheet could be resolved).

Application will be made for the ADT Common Shares to be issued as consideration to be listed on both the NYSE and the London Stock Exchange. Cash will be paid in respect of fractional entitlements.

Options outstanding under the ASH Share Option Schemes are exercisable at prices which are considerably above the current market value of an Ordinary Share. It is therefore intended (subject to obtaining the necessary consents and/or approvals) to amend the rules of the ASH Share Option Schemes so that, subject to the Court sanctioning the Scheme, outstanding options will cease to be exercisable on or after the Business Day prior to the date of the Ordinary Court Meeting.

The Convertible Capital Bonds will remain outstanding but will benefit from enhanced terms reflecting the Proposals.

The holder of the 8.28 per cent. Senior Notes of ASH who holds warrants to subscribe for 3.7 million Ordinary Shares at 300p per Ordinary Share has agreed to cancel these rights subject to the prepayment of such notes.

5. ADT and its intentions for ASH and ASH employees

ADT is the holding company of a group which is engaged in two service businesses, electronic security services in North America and Europe and vehicle redistribution and related services in the US. It is the largest provider of electronic security services in North America, providing continuous monitoring of commercial and residential security systems to more than 1.3 million customers in North America and Europe. For the year ended 31 December 1995, ADT reported net income before non-recurring charges of $120 million on net sales of $1,525 million. As at 31 March 1996, consolidated shareholders' equity amounted to $792 million.

Upon the Scheme becoming effective, it is ADT's intention to integrate its existing security services business in the UK with that of ASH and to incorporate ASH's US business into ADT's existing operational structure in order to realise the available cost savings and synergies, both in respect of customer acquisition and service. ADT has confirmed that the contractual and statutory rights of employees of the ASH Group (including their pension rights) will be fully safeguarded.

6. Further information

I draw your attention to the Explanatory Statement and its Appendices which contain further important information relating to the Proposals.

7. Recommendation and action to be taken

The Board of ASH, which has been so advised by the Company's financial advisers, Charterhouse and Smith Barney, considers the terms of the Proposals to be fair and reasonable and in the best interests of the Shareholders as a whole. In providing advice to the Board, Charterhouse and Smith Barney have taken into account the Board's commercial assessment of the Proposals. Accordingly, the Board unanimously recommends that you vote in favour of the Proposals, as the Board members intend to do in respect of their own beneficial holdings.

The Board urges you to exercise your right to vote by completing and posting the relevant form of proxy, in accordance with the instructions printed thereon, as set out below:

Ordinary Shareholders   Complete the RED form of proxy for the
                        Ordinary Court Meeting

5% Preference
Shareholders            Complete the YELLOW form of proxy for the 5%
                        Preference Court Meeting

6% Preference
Shareholders            Complete the GREEN form of proxy for the 6%
                        Preference Court Meeting

ADR Holders             The Bank of New York (agent bank for the ADRs)
                        is writing separately to ADR Holders in order to explain how they can exercise their right to vote. Such holders have the right to become registered Ordinary Shareholders by converting their ADRs into Ordinary Shares in order to permit them to attend the Ordinary Court
                        Meeting should they choose to do so.

Yours faithfully

/s/ Lane of Horsell


Lord Lane of Horsell
Chairman

                             EXPLANATORY STATEMENT
          (in compliance with Section 426 of the Companies Act 1985)

                                             Automated Security (Holdings) PLC
                                                            Registered Office:
                                                               The Clock House
                                                                    The Campus
                                                               Hemel Hempstead
                                                                 Herts HP2 7TL
                                              Registered in England no. 321639

                                                                  22 July 1996

To all Shareholders and, for information only, Bondholders, holders of options under the ASH Share Option Schemes and the holder of warrants over Ordinary Shares

Dear Shareholders

Proposed Scheme of Arrangement

1. Introduction

It was announced on 19 June 1996 that terms had been agreed for the Proposals to be effected by means of a Scheme of Arrangement under Section 425 of the Act. This letter and the appendices to it provide an explanation of the Scheme, a copy of which is set out on pages 99 to 102 of this document, and information on the ADT Group and the ASH Group.

The Scheme is subject to the conditions set out in paragraph 10 below and in Appendix I.

Your attention is drawn to the letter from the Chairman of the ASH Board set out on pages 6 to 9 which forms part of this Explanatory Statement and which states that the ASH Board, which has been so advised by Charterhouse and Smith Barney, the Company's financial advisers, considers the terms of the Proposals to be fair and reasonable and in the best interests of the Shareholders as a whole. In providing advice to the Board, Charterhouse and Smith Barney have taken into account the Board's commercial assessment of the Proposals.

2. Summary of the Scheme

The Proposals are to be implemented by way of a scheme of arrangement. The Scheme will only become effective in relation to any particular class of share if the Resolution is passed at the relevant Court Meeting, the other conditions referred to in paragraph 10 below are satisified or waived and the Court sanctions the Scheme. In accordance with the Scheme, it is proposed that the Scheme Shares together with any accumulated rights, including any rights to dividend, will be transferred to ADT and that ADT will allot and issue ADT Common Shares to Scheme Shareholders on the following basis:

for every 92 ASH Ordinary Shares            3 ADT Common Shares

(equivalent to: for every 46 ASH ADRs       3 ADT Common Shares)

for every 31 ASH 5% Preference Shares       2 ADT Common Shares

for every 31 ASH 6% Preference Shares       2 ADT Common Shares

No fractions of ADT Common Shares will be issued to ASH
Shareholders who will instead receive cash from ADT in respect of their fractional entitlements. The value of such fractional entitlements shall be determined by reference to the closing price of an ADT Common Share on the NYSE on the Effective Date. ASH Shareholders with registered addresses in the UK will receive cheques denominated in sterling with such sterling amounts calculated by reference to the spot exchange rate between the US dollar and sterling (as quoted by the Bank of England) at the close of business on the Effective Date. All other shareholders will receive cheques denominated in US dollars.

The Consideration Common Shares will be credited as fully paid and will rank pari passu with ADT Common Shares for all dividends or other distributions declared, made or paid after the Effective Date by ADT and in all other respects. Approximately seven million ADT Common Shares will be issued as a result of the Scheme, representing approximately 5 per cent. of the enlarged issued common share capital of ADT.

3. Financial effects of the Scheme

3.1 Effect on capital value

Set out below are two tables which demonstrate the changes in capital value for a holder of each class of the Scheme Shares and the ADRs under the Proposals. The first table sets out the increase or decrease in capital value based upon the price of an ADT
Common Share on 18 June 1996, the date immediately prior to the announcement of the Proposals and before the announcement of the ADT/Republic Merger. Following the announcement of the ADT/Republic Merger on 1 July 1996, the price of ADT Common
Shares rose but has since fallen back. At 19 July 1996 the ADT Common Share price remained at a discount to the value implied by the terms of such merger. The Board considers that the future price of an ADT Common Share is likely to be sensitive to movements in the price of Republic Common Shares and to the likely outcome of the ADT/Republic Merger. The second table sets out the increase in capital value based upon the price of an ADT Common Share on 19 July 1996, being the latest practicable date prior to the printing of this document and after the announcement of the ADT/Republic Merger.

Based on the ADT Common Share price on 18 June 1996 (1):

                                              Per           Per 5%        Per 6%
                                            Ordinary      Preference    Preference      Per
                                             Share          Share         Share         ADR
Value of Proposals (2)                       39.3p        77.8p          77.8p        $1.215
Market value on 23 August 1995 (3)             44p          39p         36.25p        $1.375
Increase/(decrease) in capital value over
  market values on 23 August 1995           (10.6)%       99.6%         114.7%         (11.7)%

Market value on 18 June 1996 (4)               31p          60p            60p        $0.9375
Increase in capital value over market
  values on 18 June 1996                     26.9%        29.7%          29.7%           29.6%

Notes:
1. The closing price of one ADT Common Share on the NYSE on 18 June 1996 was $18.625 which, converted into sterling at an exchange rate of US$1.5438 per 1 pound, being the spot exchange rate ruling at the close of business on that day, was 12.06 pounds.

2. This is the product of the closing price of one ADT Common Share and the ratio of ADT Common Shares to be issued for shares of each class of the Scheme Shares and represents the value of the Proposals for one of each class of Scheme Share (or one ADR).

3. This is the middle market price of one share of each class of the Scheme Shares at the close of business on the London Stock Exchange on 23 August 1995 (being the day immediately prior to ASH announcing that it was engaged in third party talks regarding ways in which the complexities of its balance sheet could be resolved) or, in the case of the ADRs, the closing price on the NYSE on that date.

4. This is the middle market price of one share of each class of the Scheme Shares at the close of business on the London Stock Exchange on 18 June 1996, (being the day immediately prior to ASH announcing the Proposals) or, in the case of the ADRs, the closing price on the NYSE on that date.

BASED ON THE ADT COMMON SHARE PRICE ON 19 JULY 1996 (1):

                                                           Per           Per
                                              Per           5%            6%
                                            Ordinary    Preference    Preference      Per
                                             Share        Share         Share         ADR
Value of Proposals (2)                      41.1p        81.3p         81.3p         $1.272
Market value on 23 August 1995 (3)            44p          39p        36.25p         $1.375
Increase/(decrease) in capital value over
  market values on 23 August 1995           (6.6)%      108.5%        124.3%           (7.5)%

Market value on 18 June 1996 (4)              31p          60p           60p        $0.9375
Increase in capital value over market
  values on 18 June 1996                    32.6%        35.5%         35.5%           35.7%

Notes:

1. The closing price of one ADT Common Share on the NYSE on 19 July 1996 was $19.50 which, converted into sterling at an exchange rate of US$1.5474 per 1 pound, being the spot exchange rate ruling at the close of business on that day, was 12.60 pounds.

2. This is the product of the closing price of one ADT Common Share and the ratio of ADT Common Shares to be issued for shares of each class of the Scheme Shares and represents the value of the Proposals for one of each class of Scheme Share (or one ADR).

3. This is the middle market price of one of each class of the Scheme Shares at the close of business on the London Stock Exchange on 23 August 1995, (being the day immediately prior to ASH announcing that it was engaged in third party talks regarding ways in which the complexities of its balance sheet could be resolved) or, in the case of the ADRs, the closing price on the NYSE on that date.

4. This is the middle market price of one share of each class of the Scheme Shares at the close of business on the London Stock Exchange on 18 June 1996, (being the day immediately prior to ASH announcing the Proposals) or, in the case of the ADRs, the closing price on the NYSE on that date.

3.2 Effect on income

ADT has not declared any dividends on ADT Common Shares since April 1991. ADT has no present intention to pay any dividends on the Common Shares but will keep its dividend policy under review in the light of prevailing circumstances.

Following an announcement on 22 December 1995, ASH has not paid any dividends on its Preference Shares. In addition, no dividends have been paid to holders of ADRs or Ordinary Shares since 11 July 1994. The ASH Board does not expect any dividends to be paid for the foreseeable future and notes that, in accordance with its banking agreements, it has undertaken not to do so except in certain limited circumstances.

Accordingly, the Proposals create no immediate change in income for Scheme Shareholders.

4. Taxation

4.1 UK Taxation

The Directors have been advised that, under current legislation and practice, the principal UK tax consequences of the Proposals for Shareholders are as set out below.

Taxation of chargeable gains

For a Shareholder who does not hold either alone or together with connected persons more than 5 per cent. of any class of share in ASH, the transfer of the Scheme Shares and the issue of ADT Common Shares to a Scheme Shareholder pursuant to the Scheme will not be treated as a disposal by a Scheme Shareholder of his existing Scheme Shares for the purposes of UK taxation of capital gains. In each case ADT Common Shares should be treated as the same assets as a Scheme Shareholder's existing Scheme Shares and as having been acquired as and when those shares were acquired.
A subsequent disposal of ADT Common Shares may give rise to a liability to UK taxation on capital gains.

In relation to a Shareholder holding either alone or together with connected persons more than 5 per cent. of any class of share in ASH, clearance has been obtained from the UK

Inland Revenue under Section 138 of the Taxation of Chargeable Gains Act 1992 that the Board of the Inland Revenue is satisfied that the Proposals will be implemented for bona fide commercial reasons and not for tax avoidance purposes. Consequently, such a Shareholder will not be treated as making a disposal of those shares for the purposes of UK taxation of capital gains. A subsequent disposal of ADT Common Shares may give rise to a liability to UK taxation of capital gains.

To the extent that a Shareholder receives cash in respect of any fractional entitlement to Consideration Common Shares, he will be treated as making a part disposal of an interest in his Scheme Shares which may, depending on the circumstances, give rise to a chargeable gain or an allowable loss for capital gains tax purposes.

Stamp duty and stamp duty reserve tax

No stamp duty or stamp duty reserve tax will be payable by any Scheme Shareholder on the transfer of his Scheme Shares or on the issue of Consideration Common Shares to Scheme
Shareholders.

The above summary of the UK taxation treatment is intended as a general guide only and, in particular, does not consider the position of any ASH Shareholder whose shares are held otherwise than for investment purposes or who is not resident for tax purposes in the UK. ASH Shareholders should consult their own tax advisers if they have any questions as to the particular tax consequences of the Proposals. In addition, the above summary does not consider the position of any ASH Shareholder to whom Consideration Common Shares are issued in relation to any subsequent acquisition by such Shareholder of Republic Common Shares as a result of the ADT/Republic Merger.


4.2 Bermudian Taxation

The Directors have been advised that, under current legislation and practice, the principal Bermudian tax consequences of the Proposals for Shareholders are as set out below.

Under current Bermudian law, no Bermudian withholding tax will be imposed upon payment of dividends by ADT to its common shareholders. Furthermore, ADT has received from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax
Protection Act 1966 (as amended) an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income including, inter alia, any dividend or capital gains withholding tax, the imposition of such tax shall not be applicable to ADT or any of its operations, nor to its Common Shares or other obligations, until the year 2016. This undertaking does not, however, prevent the application of Bermudian taxes to persons ordinarily resident in Bermuda.

4.3 US Taxation

The Directors have been advised that, based in part on information and representations provided by ADT, the material US federal income tax consequences of the Proposals for an ASH Shareholder or ADR Holder are as set out below.

This discussion is based on the Internal Revenue Code of 1986 as amended (the "IRC"), administrative pronouncements, judicial decisions and existing and proposed US Treasury regulations in effect as of the date hereof, all of which are subject to change at any time, possibly with retroactive effect. This discussion assumes that the Scheme Shares and ADRs are held as capital assets and that the ADT Common Shares will be held as capital assets by the ASH Shareholders and ADR Holders. In addition, this discussion does not address all tax consequences that may be relevant to an ASH Shareholder or ADR Holder in light of such holder's particular circumstances, or to holders subject to special rules, such as dealers in securities, financial institutions, insurance companies, regulated investment companies, tax-exempt organisations, holders who hold or dispose of Scheme Shares
(including ADRs) in connection with a conversion transaction (as defined in Section 1258 of the IRC), or holders of Scheme Shares (including ADRs) who are citizens or residents of the US, or US corporations ("US Holders") who will own directly, indirectly or constructively immediately after consummation of the Scheme, 5 per cent. or more of the votes or value of the stock of ADT.

On the basis set out below, the Scheme should be treated as a tax-free reorganisation, and in general, no gain or loss should be recognised, for US Federal income tax purposes, by US Holders as a result of the Scheme becoming effective, except in the case of cash received in lieu of fractional shares. No fractional ADT Common Shares will be issued in the Scheme. A holder who receives cash in lieu of a fractional ADT Common Share will be treated as having received such fractional ADT Common Share and having sold it to ADT. The holder generally will recognise a capital gain or loss equal to the difference between the basis he would have had for the fractional ADT Common Share and the amount of cash received. Holders of Scheme Shares and ADRs will have a tax basis in the ADT Common Shares received equal to their adjusted, aggregate tax basis in the Scheme Shares and ADRs, and will have a holding period in the ADT Common Shares that will include the period during which the Scheme Shares or ADRs were held.

Qualification of the Scheme being treated as a tax-free reorganisation for US Federal income tax purposes depends on compliance with certain technical requirements, including the requirement that a continuity of proprietary interest be maintained by the ASH Shareholders and ADR Holders. In order for this requirement to be satisfied, the ASH Shareholders and ADR
Holders must not, pursuant to a plan or intention existing at or prior to the Scheme, dispose of so much of either (a) their Scheme Shares and ADRs in anticipation of the Scheme or (b) the ADT
Common Shares received pursuant to the Scheme, such that the ASH Shareholders and ADR Holders, as a group, would no longer have a significant equity interest in the ASH business through their ownership of the ADT Common Shares received by them pursuant to the Scheme. It is the position of the US Internal Revenue
Service that the continuity of interest requirement generally will be considered to be satisfied if stockholders of the acquired corporation receive, in the aggregate, (and have no plan to dispose of) stock of the acquiring corporation equal in value to at least 50 per cent. of the value of all of the formerly outstanding stock of the acquired corporation as of the effective date of the acquisition. It is assumed for the purposes of this discussion that the ASH Shareholders and ADR Holders will meet the continuity of interest requirement.

If the Scheme does not qualify as a tax-free reorganisation, it will be treated as a taxable exchange. In such event, each US Holder will recognise gain or loss equal to the difference between such US Holder's adjusted basis in the Scheme Shares or ADRs and the fair market value of the ADT Common Shares received in exchange therefor. Such gain or loss would be a long-term gain or loss if the Scheme Shares or ADRs had been held for more than one year at the date on which the Scheme becomes effective.

ASH believes that it is not currently, nor has it been, a "controlled foreign corporation" as defined in Section 957 of the IRC.
However, if ASH is, or has been, a controlled foreign corporation, due to recent transfers of its stock or otherwise, any US Holder who owns or who has owned (under certain attribution rules) 10 per cent. or more of ASH voting stock at any time within the five years preceding the Effective Date when ASH was a controlled foreign corporation, would be liable for taxation on an ordinary income tax basis, with respect to all or a portion of their realised gain pursuant to Sections 367 and 1248 of the IRC.

This discussion does not describe the tax consequences for ASH Shareholders and ADR Holders who are shareholders of ADT at the time of the consummation of the ADT/Republic Merger. In addition, assuming that the ADT/Republic Merger (i) is treated, for US tax purposes, as a transaction that is independent of the Scheme and/or (ii) is, as is currently contemplated, a tax-free reorganisation pursuant to the IRC, then the consummation of the ADT/Republic Merger should not affect the tax consequences of the Scheme as described above.

ASH Shareholders and ADR Holders should consult with their own tax advisers as to the specific tax consequences of the Scheme, including the applicability of US Federal, state and local tax laws.

5. ADT's intentions

Upon the Scheme becoming effective, it is ADT's intention to integrate its existing security services business in the UK with that of ASH and to incorporate ASH's US businesses into ADT's existing operational structure in order to realise the available cost savings and synergies, both in respect of customer acquisition and service.

ADT has confirmed that the contractual and statutory rights of employees of the ASH Group (including their pension rights) will be fully safeguarded.

6. Information on the ASH Group

ASH is the holding company of a group whose principal activities are the installation, rental and service of monitored security alarms to commercial and residential customers in the UK and the US.
These activities are carried out through a number of principal subsidiaries.

Modern Security Systems Limited is a UK market leader in security systems, catering primarily for the industrial and commercial sector, although approximately 25 per cent. of its systems are residential. Telecom Security Limited, acquired by ASH from British Telecommunications PLC in 1993, is also a significant supplier in the UK of security systems primarily to the residential sector. API Security, Inc. is a leading intruder alarm, central station monitoring, CCTV, access control and fire alarm services business in southern California and is one of the largest providers of central station alarm services in the US. Sonitrol Corporation, which was acquired in 1992, is the franchisor of the Sonitrol audio alarm verification system throughout North
America and the UK and has 170 franchises. Sonitrol Management Corporation, which was also acquired in 1992, owns 17 franchises in 8 states in the US.

In the financial period ended on 30 November 1995, ASH reported consolidated losses before taxation of 7.4 million pounds (1994: losses of 11.8 million pounds) on turnover from continuing operations of 153.7 million pounds (1994: 154.3 million pounds). The consolidated losses before taxation of 7.4 million pounds included a charge to the profit and loss account in respect of disposals of discontinued operations of approximately 5.7 million pounds, compensated for by a write back to reserves in respect of goodwill written off of 8.8 million pounds. As at 30 November 1995, the Company's consolidated net assets on a similar basis amounted to 32.5 million pounds.

On 15 July 1996, ASH announced its interim results for the six months ended 31 May 1996. A copy of these results is set out in Appendix III.

Further financial and other information on the ASH Group is set out in Appendices II and VII.

7. Information on the ADT Group

The ADT Group is engaged in two service businesses; electronic security services in North America and Europe, and vehicle redistribution and related services in the US. ADT is incorporated in Bermuda and ADT Common Shares (or American Depositary
Receipts representing them) have been listed on the NYSE since
December 1985 and on the London Stock Exchange since
December 1984.

The ADT Group is the single largest provider of electronic security services in North America and a significant provider of electronic security services in Europe, providing continuous monitoring of commercial and residential security systems to over
1.3 million customers in North America and Europe. The ADT
Group is also the second largest provider of vehicle redistribution services in the US providing a comprehensive range of such services to vehicle dealers and owners and operators of vehicle fleets.

ADT's principal activities in the electronic security services businesses are the electronic monitoring of its installed base of security systems and installation of new, monitored security systems to add to its installed base. Monitored systems may be sold or, as is most often the case, ADT may retain ownership of installed systems. ADT receives contractual recurring fees for monitoring security systems through its electronic monitoring centres and for maintenance of security systems installed at customer premises and other related services.

ADT's vehicle redistribution business operates a network of large modern auction centres which provide an organised wholesale marketplace for the sale and purchase of used vehicles. Principal sellers, or consignors, include new and used vehicle dealers, vehicle manufacturers, fleet operators, leasing companies, financial institutions and government agencies. Principal purchasers include franchise and non-franchise vehicle dealers and distributors who acquire vehicles to sell in the retail market.

For the year ended 31 December 1995, ADT reported net income before non-recurring charges of US$120 million (1994: US$107 million) on net sales of US$1,525 million (1994: US$1,376 million). Approximately 72 per cent. of ADT's net sales in 1995 were derived from its electronic security services division.

For the quarter ended 31 March 1996, ADT reported net income of US$31 million on net sales of US$354 million, after adding back the charge of US$410 million resulting from the application of Statement of Financial Accounting Standards Number 121. This compared with US$27 million for the comparable period in 1995 on net sales of US$373 million. As at 31 March 1996, ADT's consolidated shareholders' equity amounted to US$792 million.

Further financial and other information on the ADT Group is set out in Appendices IV and VII.

8. Proposed amalgamation of ADT with Republic

Information on the ADT/Republic Merger is set out in paragraph 3 of the letter from the Chairman on pages 6 to 9 and in Appendix
VI.

It is expected that the proposed ADT/Republic Merger will be the subject of a joint proxy statement from ADT and Republic to be prepared and made available on a future date. That proxy statement will contain material information relating to Republic and to the proposed ADT/Republic Merger but is not available currently and is not expected to be available until after the Effective Date.

9. Directors' interests

The interests of the directors of ADT and ASH in the share capital of ADT and ASH are set out in Appendix VII. The service contracts of each of Peter Bertram and John Smith include provisions for payment to be made to such director in the event of his resignation following a change in control of ASH. Details of their service contracts and that of the other executive director are set out in paragraph 9 of Appendix VII. Save in this regard, the effect of the Scheme on the interests of the Directors is no different from the effect of the Scheme on the like interests of other persons.

10. Conditions and operation of the Scheme

The Scheme will be implemented if the conditions referred to in Appendix I are satisfied save to the extent that, in relation to conditions 1(b) and (c), 2 and 7 to 17, such conditions are, or have been, waived in whole or in part.

Subject to the above, it is expected that the Effective Date will be on or about 5 September 1996 with dealings in the Consideration
Common Shares commencing in New York at 9.30 am New

York time and in London at 2.30 pm London time on the following day and that certificates for the Consideration Common Shares and cheques for fractional entitlements will be despatched by 26 September 1996.

If the Scheme does not become effective on or before 31 October
1996, or such later date as ASH and ADT may agree and the Court may permit, it will lapse.

11. Effect of the Proposals on the ASH Share Option Schemes and the Convertible Capital Bonds

The rules of the ASH Share Option Schemes currently provide that all options outstanding will remain exercisable for a period of one month following the date on which option holders are notified that the Court has sanctioned the Scheme and, if not then exercised, will lapse. Options outstanding under the ASH Share
Option Schemes are exercisable at prices ranging from 128p to 269.3p per Ordinary Share, all of which are considerably above the market value of an Ordinary Share of 38p on 19 July 1996. It is intended (subject to obtaining the necessary consents and/or approvals) to amend the rules of the ASH Share Option Schemes so that, subject to the Court sanctioning the Scheme, no options will be exercisable on or after the Business Day prior to the date of the Ordinary Court Meeting. Further details of options outstanding under the ASH Share Option Schemes are set out in paragraphs
7.1(b) and 8 of Appendix VII.

The Convertible Capital Bonds, which are guaranteed by ASH, will remain outstanding. The Law Debenture Trust Corporation p.l.c. (the trustee of the Trust Deed which governs the terms of the Convertible Capital Bonds), ASH Capital Finance (Jersey)
Limited, ASH and ADT have entered into the necessary documentation so that, subject to the Scheme becoming effective, ADT will be added as a guarantor of the Convertible Capital
Bonds and will be substituted in place of ASH as the party into whose share capital the conversion and exchange rights of the Convertible Capital Bonds are exercisable with effect from the Effective Date. Such documentation further provides that the Convertible Capital Bonds effectively convert into ADT Common
Shares at the rate of approximately 13.04 ADT Common Shares for each 1,000 pound denomination of Convertible Capital Bonds, this being the rate which reflects the terms being offered to Scheme Ordinary Shareholders under the Scheme.

12. Cancellation of listings

No transfer of Scheme Shares or ADRs will be registered after the close of business on the Record Date. Upon the Scheme becoming effective, certificates for the Scheme Shares and ADRs will cease to be of value and should, if so requested by ADT, be sent to ASH for cancellation.


Except with the consent of the Panel on Takeovers and Mergers, settlement of the consideration to which each Scheme Shareholder and ADR Holder is entitled under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set off, counterclaim or other analogous right to which ADT may otherwise be, or claim to be, entitled against such shareholder.

The London Stock Exchange will be requested to cancel the listing of the Scheme Shares with effect from the Effective Date. The
NYSE will be requested to cancel the listing of the ADRs with effect from the Effective Date.

13. ADT Common Shares

A summary of certain rights attaching to ADT Common Shares and of the share capital of ADT and a summary which compares certain rights of ADT shareholders with those of ASH
Shareholders are set out in Appendix V.

14. Exemption of Consideration Common Shares from registration under the US Securities Act of 1933

In the absence of an applicable exemption, it would be necessary to register the Consideration Common Shares under the US
Securities Act of 1933, as amended (the "1933 Act"). Section
3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a court authorised by law to grant such approval. ADT's US legal counsel has requested a "no-action letter" from the staff of the US Securities and Exchange Commission (the "SEC") to the effect that the staff of SEC will recommend "no action" if, subject to the final order of the Court approving the Scheme, (i) the Consideration Common Shares are issued without compliance with the registration requirements of the 1933 Act;
(ii) the Consideration Common Shares are not treated as "restricted securities" within the meaning of rule 144(a)(3) promulgated under the 1933 Act; and (iii) the holders of the Consideration Common Shares who are not affiliates of ASH before, and are not affiliates of ADT after, the Scheme is completed, resell the Consideration Common Shares without regard to the requirements of rules 144 and 145(c) and (d) promulgated under the 1933 Act. The receipt of this "no-action letter" is a condition of the Scheme.

15. US regulatory matters

Under the Hart-Scott-Rodino Antitrust Improvements Act of
1976, as amended (the "HSR Act") and the rules promulgated thereunder by the US Federal Trade Commission (the "FTC"), the Scheme could not become effective until notifications were given and certain information furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division"), and specified waiting period requirements were satisfied. ADT and ASH have filed notification and report forms with the FTC and the Antitrust Division. In their notification and report forms, ADT and ASH requested early termination of the waiting period under the HSR Act.

At any time before or after the Scheme becomes effective and notwithstanding the satisfaction of the HSR Act requirements, the FTC or the Antitrust Division or any state could take action under US federal or state antitrust laws to seek to enjoin the consummation of the Scheme. Private parties may also seek to take legal action under US antitrust laws. Based on information available to them, ADT and ASH believe that the Scheme can be effected in compliance with US federal and state antitrust laws.

16. Voting on the Proposals

The Scheme will only become effective in relation to any particular class of shares if the resolution is passed at the relevant Court
Meeting, the conditions referred to in paragraph 10 are satisfied or waived and the Court sanctions the Scheme.

Upon the Scheme becoming effective in respect of any class of Scheme Shares it will be binding on all holders of shares of that class, irrespective of whether they attended or voted at the relevant Court Meeting.

Unless ADT otherwise decides, the Scheme will not become effective unless it is approved at each of the Court Meetings.

The Court Meetings are described in more detail as follows:

16.1 The Ordinary Court Meeting

You will find set out on page 103 of this document a notice of the Ordinary Court Meeting which has been convened by Order of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without modification). The Ordinary Court Meeting will be held at The Brewery, Chiswell Street, London
EC1Y 4SD on 22 August 1996 at 11.00 am.

At the Ordinary Court Meeting, voting will be on a poll and Ordinary Shareholders will be entitled to one vote for each Ordinary Share held by them. The Resolution will be passed if a majority in number representing not less than three-fourths in value of the Ordinary Shares represented by those present and voting, either in person or by proxy, votes in favour of the Scheme.

It is important that sufficient of the votes attaching to the Ordinary Shares are cast at the Ordinary Court Meeting so that the Court can be satisfied that the result is a fair representation of the opinions of the Ordinary Shareholders. Ordinary Shareholders are therefore urged to complete and return without delay the RED
FORM OF PROXY in accordance with the instructions printed thereon. Return of the red form of proxy will not preclude
Ordinary Shareholders from attending and voting in person at the Ordinary Court Meeting should they wish to do so.

16.2 The 5% Preference Court Meeting

You will find set out on page 103 of this document a notice of the 5% Preference Court Meeting which has been convened by Order of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without modification). The 5% Preference Court Meeting will be held at The Brewery, Chiswell Street, London EC1Y 4SD on 22 August 1996 at 11.10 am (or as soon thereafter as the Ordinary Court Meeting has concluded or been adjourned).

At the 5% Preference Court Meeting, voting will be on a poll and 5% Preference Shareholders will be entitled to one vote for each 5% Preference Share held by them. The Resolution will be passed if a majority in number representing not less than three-fourths in value of the 5% Preference Shares represented by those present and voting, either in person or by proxy, votes in favour of the Scheme.

It is important that sufficient of the votes attaching to the 5% Preference Shares are cast at the 5% Preference Court Meeting so that the Court can be satisfied that the result is a fair representation of the opinions of the 5% Preference Shareholders. 5% Preference Shareholders are therefore urged to complete and return without delay the YELLOW FORM OF PROXY in accordance with the instructions printed thereon. Return of the yellow form of proxy will not preclude 5% Preference Shareholders from attending and voting in person at the 5% Preference Court Meeting should they wish to do so.

16.3 The 6% Preference Court Meeting

You will find set out on page 103 of this document a notice of the 6% Preference Court Meeting which has been convened by Order of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without modification). The 6% Preference Court Meeting will be held at The Brewery, Chiswell Street, London EC1Y 4SD on 22 August 1996 at 11.20 am (or as soon thereafter as the 5% Preference Court Meeting has concluded or been adjourned).

At the Court Meeting voting will be on a poll and 6% Preference Shareholders will be entitled to one vote for each 6% Preference Share held by them. The Resolution will be passed if a majority in number representing not less than three-fourths in value of the 6% Preference Shares represented by those present and voting, either in person or by proxy, votes in favour of the Scheme.

It is important that sufficient of the votes attaching to the 6% Preference Shares are cast at the 6% Preference Court Meeting so that the Court can be satisfied that the result is a fair representation of the opinions of the 6% Preference Shareholders. 6% Preference Shareholders are therefore urged to complete and return without delay the GREEN FORM OF PROXY in accordance with the instructions printed thereon. Return of the green form of proxy will not preclude 6% Preference Shareholders from attending and voting in person at the 6% Preference Court Meeting should they wish to do so.

17. Dissenter Rights

Scheme Shareholders have the right to raise any objections they may have to the Scheme at those Court Meetings which they are entitled to attend and at the Court hearing of the petition to sanction the Scheme. Although ADR Holders do not have the right to attend the Court Meetings, they have the right to instruct The Bank of New York, in its capacity as nominee holder of the Ordinary Shares underlying their ADRs, how to vote at the Ordinary Court Meeting. Scheme Shareholders and ADR Holders will not have appraisal, dissenter or similar rights in connection with the Scheme.

18. Action to be taken

Forms of proxy for use at the Court Meetings are enclosed as follows:

RED form of proxy:      for use by Ordinary Shareholders at the
                        Ordinary Court Meeting.

YELLOW form of proxy:   for use by 5% Preference Shareholders at
                        the 5% Preference Court Meeting.

GREEN form of proxy:    for use by 6% Preference Shareholders at
                        the 6% Preference Court Meeting.

Whether or not you propose to attend the Court Meetings in person, you are requested to complete and sign the relevant forms of proxy and to return them in accordance with the instructions printed on them as soon as possible to ASH's Registrars, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DB, so as to be received no later than 48 hours before the respective times appointed for the Court Meetings. Forms of proxy for the Court Meetings will also be valid if handed to the Chairman of the relevant meeting before the start of such meeting. Completion and return of forms of proxy will not prevent you from attending the relevant Court Meeting and voting in person should you subsequently decide to do so.

The Bank of New York (agent bank for the ADRs) is writing separately to ADR Holders in order to explain how they can exercise their right to vote. Such holders have the right to become registered Ordinary Shareholders by converting their ADRs into Ordinary Shares in order to obtain the right to attend the Ordinary Court Meeting and the Court hearing of the petition to sanction the Scheme should they choose to do so.

Provided that the Scheme becomes effective (subject to any modification, addition or condition approved or imposed by the Court), Scheme Shareholders will receive their Consideration Common Shares without having to take any further action.

19. ADT consent

ADT has consented to the issue of this document including references to ADT in the form and context in which such references appear.

20. Further information

Your attention is drawn to the Appendices which form part of this Explanatory Statement and which contain additional relevant information.

21. Recommendation

The Board of ASH, which has been so advised by the Company's financial advisers, Charterhouse and Smith Barney, considers the terms of the Proposals to be fair and reasonable and in the best interests of the Shareholders as a whole. In providing advice to the Board, Charterhouse and Smith Barney have taken into account the Board's commercial assessment of the Proposals. Accordingly, the Board recommends that you vote in favour of the Proposals, as the Board members intend to do in respect of their own beneficial holdings.

Yours faithfully

/s/ Lane of Horsell

Lord Lane of Horsell
Chairman
                                 20

                    APPENDICES TO THE EXPLANATORY STATEMENT
                                   APPENDIX I
                     CONDITIONS AND OPERATION OF THE SCHEME

The Scheme will become effective and binding if each of the following conditions is fulfilled or, where capable of waiver, waived:

  1. the Scheme being approved by a majority in number, representing three-fourths in value of the shares held by those present and voting either in person or by proxy, of the holders of:
      (a) the Ordinary Shares;
      (b) the 5% Preference Shares; and
      (c) the 6% Preference Shares;
      at their respective Court Meetings (or at any adjournment thereof);

  2. the passing at the Extraordinary General Meeting (or at any adjournment thereof) of a special resolution to amend ASH's articles of association;

  3. the Scheme being sanctioned by the Court and an office copy of the Court Order being delivered to the Registrar of Companies for registration no later than 31 October 1996 or such later date as ASH, ADT and the Court may agree;

  4. the Bermuda Monetary Authority (Foreign Exchange Control) granting consent to the ADT Common Shares being issued as consideration under the Scheme;

  5. the New York Stock Exchange approving for listing the ADT Common Shares being issued as consideration under the Scheme for trading on that exchange;

  6. the London Stock Exchange agreeing to admit the ADT Common Shares being issued as consideration under the Scheme to the Official List;

  7. ADT receiving, in a form satisfactory to it, a no-action letter from the US Securities and Exchange Commission in relation to the ADT Common Shares being issued as consideration under the Scheme confirming that such issue is exempt from registration under the US Securities Act of 1933, as amended;

  8. the Trustee of the Convertible Capital Bonds, ASH Capital Finance (Jersey) Limited, ASH and ADT entering into a supplemental trust deed and ancillary documents in a form satisfactory to ADT and on terms which give effect to the relevant agreement in principle to add ADT as a guarantor of the Convertible Capital Bonds and as the party into whose share capital the conversion and exchange rights of the Convertible Capital Bonds are exercisable;

  9. ASH, the holder of the Senior Notes and the bank acting as security trustee in relation to the Senior Notes entering into the necessary documentation in a form satisfactory to ADT to give effect to the agreement in principle of the holder of the Senior Notes to cancel its rights to subscribe for 3,706,680 Ordinary Shares conditional upon the prepayment of the Senior Notes held by it;

 10. it having been established, in terms satisfactory to ADT, that the Scheme or any matter arising from the Scheme will not be referred to the Monopolies and Mergers Commission;

 11. any waiting periods under the HSR Act and the regulations thereunder having expired or been terminated;

 12. no government or governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency, professional association, institution, court or any other person or body in any jurisdiction having instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry or enacted or made, or having proposed to enact or make, any statute, regulation, order or decision that might:

      (a) make the Scheme or the arrangements relating to the Convertible Capital Bonds void, illegal or unenforceable or directly or indirectly restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or material obligations with respect to, the Scheme or the arrangements relating to the Convertible Capital Bonds;

      (b) result, directly or indirectly, in any material delay in the ability of ADT to acquire all or any of the shares in ASH pursuant to the Scheme or the arrangements relating to the Convertible Capital Bonds;

      (c) require the divestiture by the ASH Group or by the ADT Group of all or any part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses or own their respective assets or properties;

      (d) impose any material limitation on the ability of any member of the ADT Group to acquire or hold, or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any member of the ASH Group or on the ability of any member of the ASH Group to acquire or hold, or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any other member of the ASH Group; or

      (e) otherwise materially and adversely affect the business or profits of the ASH Group or of the ADT Group, and all applicable waiting or other periods during which any such government, body, agency association, institution, court or person could institute, implement or threaten any such action, proceedings, suit, investigation or enquiry having expired or been terminated;

 13. all authorisations, orders, recognitions, grants, consents, confirmations, permissions and approvals necessary or appropriate for or in respect of the Scheme (or the fulfilment of any conditions of the Scheme) and the proposed acquisition of ASH by ADT being obtained in terms and form satisfactory to ADT from the appropriate governments, governmental, quasi-governmental, supranational, statutory and regulatory bodies, trade agencies, professional associations, institutions, courts and persons and bodies with whom any member of the ASH Group or the ADT Group has entered into contractual arrangements and such authorisations, orders, recognitions, grants, consents, confirmations, permissions and approvals remaining in full force and effect and there being no indication of any intention to revoke any of them and all necessary filings having been made and all applicable waiting periods under any applicable legislation or regulation in any jurisdiction having expired or been terminated and all necessary statutory and regulatory obligations in any jurisdiction having been complied with;

 14. there being no provision of any agreement or other instrument to which any member of the ASH Group is a party or by or to which any such member or any of its assets may be bound or be subject which would or may, as a consequence of the implementation of the Scheme, result, to an extent which is material in the context of the ASH Group taken as a whole, in:

      (a) any indebtedness of any such member being or becoming capable of being repayable prior to its stated maturity or the ability of such member or person to incur any indebtedness being withdrawn or inhibited;

      (b) any such agreement or instrument being terminated or materially and adversely modified or any material action being taken or onerous obligation arising thereunder;

      (c) any assets of any such member being disposed of otherwise than in the ordinary course of business;

      (d) the financial or trading position or prospects of any such member being materially and adversely affected;

      (e) the interest or business of any such member in or with any person, firm or company (or any arrangements relating to such interest or business) being terminated or materially and adversely affected; or

      (f) the creation of any mortgage, charge or other security over the whole or any part of the business, property or assets of any such member;

      except as disclosed in writing to ADT prior to 19 June 1996, being the date on which the Proposals were first announced;

 15. no member of the ASH Group having since 30 November 1995, (except as disclosed in writing to ADT prior to 19 June 1996):

      (a) issued or authorised or proposed the issue of additional shares of any class or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

      (b) declared, paid or made or proposed to declare, pay or make any dividend or other distribution whether payable in cash or otherwise, other than any distribution by any wholly-owned subsidiary within the ASH Group;

      (c) entered into any agreement to acquire, dispose of or transfer material assets (other than in the ordinary course of trading);

      (d) issued any debentures or incurred any indebtedness or contingent liability which is material in the context of the ASH Group taken as a whole;

      (e) disposed of or transferred, mortgaged or encumbered any assets or any right, title or interest in any asset which is material in the context of the ASH Group taken as a whole;

      (f) entered into any arrangement, agreement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the ASH Group taken as a whole;

      (g) entered into any arrangement, agreement or commitment otherwise than in the ordinary course of its business which is material in the context of the ASH Group taken as a whole;

      (h) entered into or varied the terms of any service agreement with any director of ASH;

      (i) in the case of ASH, proposed any voluntary winding-up; or

      (j) entered into any arrangement, agreement or commitment or passed any resolution in general meeting with respect to any of the transactions or events referred to in this paragraph;

 16. since 30 November 1995 (except as disclosed in writing to ADT prior to 19 June 1996):

      (a) there having been no material adverse change in the financial or trading position of the ASH Group taken as a whole;

      (b) there having been no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the ASH Group is a party (whether as plaintiff, defendant or otherwise) and no such proceedings having been threatened against any member of the ASH Group which in any case is likely to have a material and adverse effect on the ASH Group taken as a whole; and

      (c) no contingent liability having arisen which might be likely materially and adversely to affect any member of the ASH Group which in any case is likely to have a material effect on the ASH Group taken as a whole; and

 17. ADT not becoming aware after the date of this document that the financial or business information concerning the ASH Group as contained in the information publicly disclosed at any time by any member of the ASH Group contains a misrepresentation of fact which is material in the context of the ASH Group taken as a whole or omits to state a fact necessary to make the information contained therein not misleading in a manner which is material in such context.

ADT reserves the right to waive all or any of conditions 1(b), 1(c), 2 and 7 to 17 inclusive, in whole or in part. Since the announcement of the Proposals on 19 June 1996, condition 2 has been waived by ADT and conditions 4, 8 and 9 have been satisfied.

The Scheme will not proceed in the event that the proposed acquisition of the Scheme Shares is referred to the Monopolies and Mergers Commission prior to the date of the Court Meetings.

It is expected that the Scheme will become effective on 5 September 1996. Unless the Scheme has become effective by 31 October 1996 or any later date which ADT and ASH may agree and the Court may allow, the Scheme shall not become effective.

                                  APPENDIX II
                     FINANCIAL INFORMATION ON THE ASH GROUP

1. Financial information in respect of the last three financial years

Basis of preparation

The following information which has been prepared in accordance with UK
GAAP has been extracted from the audited consolidated financial statements of ASH for each of the years ended 30 November 1995, 1994 and 1993, restated for changes in accounting standards where applicable.

Consolidated Profit and Loss accounts

Set out below is a summary of the consolidated profit and loss accounts of ASH for the three years ended 30 November 1995 which have been extracted from the audited consolidated accounts of ASH.

                                                                        (as restated)       (as restated)
                                                        1995                1994                1993
                                          Notes     pounds '000         pounds '000         pounds '000
Turnover:
  Continuing operations............                     153,733             154,303             143,136
  Discontinued operations..........                       9,616              11,768              17,639
                                                   ---------------     ---------------     ---------------
                                              1         163,349             166,071             160,775
  Cost of sales....................           2        (105,511)           (108,235)           (105,768)
                                                   ---------------     ---------------     ---------------
Gross profit.......................                      57,838              57,836              55,007
                                                   ---------------     ---------------     ---------------
  Former Chairman's termination
     payment.......................                          --                (993)                 --
  Refinancing costs................                      (3,136)             (1,582)                 --
  Other exceptional costs..........                      (2,348)                 --                  --
                                                   ---------------     ---------------     ---------------
  Exceptional operating expenses...           6          (5,484)             (2,575)                 --
  Other operating expenses.........                     (36,159)            (33,899)            (35,364)
                                                   ---------------     ---------------     ---------------
  Operating expenses...............           2         (41,643)            (36,474)            (35,364)
                                                   ---------------     ---------------     ---------------
Operating profit:
  Continuing operations before
     exceptional operating
     expenses......................                      20,240              24,245              23,281
  Exceptional operating expenses
     (as above)....................           6          (5,484)             (2,575)                 --
                                                   ---------------     ---------------     ---------------

  Continuing operations............                      14,756              21,670              23,281
  Discontinued operations..........                       1,439                (308)             (3,638)
                                                   ---------------     ---------------     ---------------
Operating profit...................                      16,195              21,362              19,643
  Restructuring and reorganisation
     costs.........................           6              --                  --              (1,378)
  Loss on disposal of discontinued
     operations....................           3          (5,675)                 --                  --
  Amount written off fixed asset
     investments...................           4          (3,066)            (20,602)               (200)
                                                   ---------------     ---------------     ---------------
Profit on ordinary activities
  before interest and similar
  charges..........................                       7,454                 760              18,065
  Net interest payable and similar
     charges.......................           5         (14,862)            (12,514)            (10,754)
                                                   ---------------     ---------------     ---------------
(Loss)/profit on ordinary
  activities before taxation.......           6          (7,408)            (11,754)              7,311
  Taxation                                    7            (800)             (1,000)             (1,800)
                                                   ---------------     ---------------     ---------------
(Loss)/profit for the financial
  year.............................                      (8,208)            (12,754)              5,511
  Dividends - Equity shares........           8              --                  --              (3,473)
            - Non-equity shares....           8          (2,839)             (2,839)             (2,844)
                                                   ---------------     ---------------     ---------------
Loss transferred from reserves.....    9 & 20(c)        (11,047)            (15,593)               (806)
                                                   ---------------     ---------------     ---------------
(Loss)/profit per Ordinary Share...          10            (9.2 pence)        (13.0 pence)          2.3 pence
Adjusted (loss)/earnings per
  Ordinary Share...................          10            (1.9 pence)          4.2 pence           2.5 pence

                                       24

Consolidated Balance Sheet

Set out below is a summary of the consolidated balance sheet of ASH at 30 November 1995.

                                                      1995           1994
                                       Notes       pounds '000    pounds '000
Assets employed
Fixed assets
  Tangible assets..................         11       227,386        223,255
  Investments - Associated
     undertakings..................       12(a)          201          3,681
  Investments - Own shares.........       12(b)          614          3,680
                                                   ----------     ----------
     Total fixed assets............                  228,201        230,616
                                                   ----------     ----------
Current assets
  Stocks...........................         13         4,600          8,095
  Debtors (including amounts
     recoverable after more than
     one year of pounds 5,651,000
     (1994: pounds 4,122,000)).....         14        30,676         33,226
  Cash at bank and in hand.........                    5,936          3,934
                                                   ----------     ----------
     Total current assets..........                   41,212         45,255
                                                   ----------     ----------
Creditors: Amounts falling due
  within one year
  Loans and other borrowings.......         15        83,104         82,568
  Other creditors..................       16(a)       39,712         46,825
                                                   ----------     ----------
Total creditors: Amounts falling
  due within one year..............                  122,816        129,393
                                                   ----------     ----------
Net current liabilities............                  (81,604)       (84,138)
                                                   ----------     ----------
Total assets less current
  liabilities......................                  146,597        146,478
                                                   ----------     ----------
                                                   ----------     ----------
Financed by Creditors: amounts
  falling due after more than one
  year
  Loans and other borrowings.......         15        37,152         35,019
Convertible Capital Bonds..........         17        43,813         43,693
  Other creditors..................       16(b)        4,325          2,551
                                                   ----------     ----------

Total creditors: Amounts falling
  due after more than one year.....                   85,290         81,263
                                                   ----------     ----------
Provisions for liabilities and
  charges..........................         18         1,060          1,357
                                                   ----------     ----------
Deferred income - rentals in
  advance..........................                   27,763         28,575
                                                   ----------     ----------
Capital and reserves:
  Called up share capital..........         19        60,586         60,588
  Share premium account............       20(a)        5,610          5,729
  Other reserves...................       20(b)      (82,432)       (90,681)
  Profit and loss account..........       20(c)       48,720         59,647
                                                   ----------     ----------
  Equity interests.................                  (16,145)       (13,348)
  Non-equity interests.............                   48,629         48,631
                                                   ----------     ----------
Shareholders' funds (including
  non-equity interests)............                   32,484         35,283
                                                   ----------     ----------
                                                     146,597        146,478
                                                   ----------     ----------
                                                   ----------     ----------

Group Statement of Total Recognised Gains and Losses

                                          1995          1994          1993
                                         pounds        pounds        pounds
For the year ended 30 November            '000          '000          '000
(Loss)/profit for the financial
  year.............................      (8,208)        (12,754)        5,511
  Currency translation differences
     on foreign currency net
     investments excluding
     goodwill......................       1,415          (2,429)          911
  Currency translation differences
     on foreign currency hedging...      (1,777)          2,136        (1,369)
                                        ----------     ----------     ----------
     Total recognised gains and
       losses relating to the
       year........................      (8,570)        (13,047)        5,053
                                        ----------     ----------     ----------
                                        ----------     ----------     ----------

                                      25

Reconciliation of Movements in Shareholders' Funds

                                          1995           1994
                                       pounds '000    pounds '000
Loss for the financial year........       (8,208)       (12,754)
Dividends..........................       (2,839)        (2,839)
                                       ----------     ----------
                                         (11,047)       (15,593)
Other recognised gains and losses
  relating to the year (net).......         (362)          (293)
New share capital subscribed.......           --              1
Share issue expenses...............           (1)           (14)
Goodwill written off...............         (232)       (20,193)
Goodwill on acquisition of
  subsidiaries and associated
  undertakings transferred to
  profit and loss account..........        8,843         17,365
                                       ----------     ----------
Net movement in shareholders'
  funds............................       (2,799)       (18,727)
Opening shareholders' funds........       35,283         54,010
                                       ----------     ----------
Closing shareholders' funds........       32,484         35,283
                                       ----------     ----------

Accounting Policies

Set out below are the principal accounting policies adopted in preparing the audited consolidated accounts of ASH. These policies have been consistently applied for each of the three years ended 30 November 1995.

1. Basis of consolidation

The financial statements which have been prepared under the historical cost convention as modified by the revaluation of certain land and buildings, consolidate the financial statements of the Company and its subsidiaries made up to 30 November and have been prepared in accordance with applicable accounting standards in the UK.

The results and net assets of associated undertakings are dealt with on an equity accounting basis.

2. Fixed assets

The cost of equipment on contract hire installed by ASH Group companies is capitalised. Costs comprise materials, labour and attributable overheads relating to identifiable and recoverable equipment. All other costs are written off as they are incurred.

On the acquisition of installed systems from third parties, a fair value is placed on installed equipment acquired.

3. Depreciation and amortisation

The tangible fixed assets are depreciated on a straight line basis at the following annual rates:

   Equipment on contract hire
   - Burglar alarms                              7 - 10 per cent.

   Communication centre equipment                10 per cent.

   Freehold buildings                            2 1/2 per cent.

   Leasehold premises and improvements           over unexpired period of lease

   Motor vehicles                                25 per cent.

   Other assets                                  10-33 1/3 per cent.

No depreciation is provided on freehold land.

4. Development expenditure and distribution rights

Expenditure on development and distribution rights is written off as it is incurred.

5. Investments

Fixed asset investments are included at cost less amounts provided where, in the opinion of the Directors, there is a permanent diminution in value.

Goodwill on the acquisition of associated undertakings is written off to other reserves at the date of acquisition.

6. Equipment leased to customers

Equipment leased to customers under finance leases is deemed to be sold at normal selling value which is taken to turnover at the inception of the lease. Debtors under finance leases represent outstanding amounts due under these agreements less finance charges allocated to future periods. Finance lease interest is recognised over the primary period of the lease so as to produce a constant rate of return on the net cash investments. Equipment leased to customers under operating leases is capitalised in accordance with 2 above. Operating lease income is accounted for on a straight line basis with any rental increases recognised during the period to which they relate.

7. Operating leases

Rentals paid under operating leases are charged against income on a straight line basis over the period of the lease.

8. Stocks

Stocks are valued at the lower of cost and net realisable value on the FIFO basis. Cost of products manufactured and distributed by the ASH Group consists of direct material and labour costs, together with appropriate overheads.

9. Deferred taxation

Deferred taxation is provided on the liability method in respect of timing differences between profits as computed for taxation purposes and profits as stated in the financial statements except to the extent that it is expected that the liability will not be payable in the foreseeable future. Timing differences arise mainly from the excess of tax allowances on fixed assets over the corresponding depreciation charges in the financial statements.

10. Foreign exchange

Foreign currency assets and liabilities of ASH Group companies are translated into sterling at the rates of exchange ruling at the balance sheet date. The trading results of overseas subsidiaries and associated undertakings are translated at the average exchange rate ruling during the year with the adjustment between average rates and the rates ruling at the balance sheet date being taken to reserves. The differences arising on the restatement of the opening net investment, including goodwill, in overseas subsidiary and associated undertakings, and of matching foreign currency loans and foreign currency swap facilities, are dealt with as adjustments to other reserves. All other exchange differences are dealt with in the profit and loss account.


11. Goodwill

Goodwill being the excess of the consideration on the acquisition of businesses over the fair value of the separable net assets acquired is written off direct to reserves.

12. Pensions

The ASH Group operates a funded defined benefit plan for UK employees (the "Plan"), based on final pensionable salary, with assets held in funds administered by the trustees of the Plan. The cost of providing pensions is spread on a systematic and rational basis over the period during which the Group benefits from the members' services. The pension costs and any necessary provisions are assessed in accordance with the advice of an independent qualified actuary. Variations from the regular cost are spread over the average remaining service lives of current employees.
Overseas, the ASH Group in general operates defined contribution plans for certain executives, the costs of which are recognised on the basis of contributions payable.

13. Employees' share ownership plan ("ESOP") trust

The Group operates an ESOP for directors and employees. The
ESOP trust holds shares in the Company and is financed by a loan from the Company. In prior years the net amount due from the trust was shown in other debtors but following the publication of Urgent Issues Task Force Abstract 13 in 1995, this balance is now classified as 'own shares' within fixed assets and the comparative figures have been restated accordingly.

Provision is made for the diminution in the market value of the shares held by the ESOP trust.

Notes to consolidated financial statements

1. Turnover and segmental analysis

Turnover represents the amounts derived from the provision of goods and services which fall within the ASH Group's ordinary activities stated net of value added tax. Included in turnover is a figure of 86,105,000 pounds (1994:
88,497,000 pounds; 1993: 84,689,000 pounds) in respect of rental and maintenance income. Rental and maintenance income from continuing operations amounted to 82,429,000 pounds (1994: 81,495,000 pounds; 1993: 78,710,000 pounds).

Turnover, profit on ordinary activities before tax and net assets by geographical market are analysed as follows:

                                               UK                                         Europe                          US
                            -----------------------------------------    -----------------------------------------    -----------
Geographical area by           1995           1994           1993           1995           1994           1993           1995
source                      pounds '000    pounds '000    pounds '000    pounds '000    pounds '000    pounds '000    pounds '000
Turnover
Turnover by origin
  Total sales............     118,624        119,139        114,085          3,678          4,029          3,934         41,864
  Inter-segment sales....        (817)          (600)          (759)            --             --             --             --
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
     Sales to third
       parties...........     117,807        118,539        113,326          3,678          4,029          3,934         41,864
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Rental income............      54,770         52,725         47,899          1,450          1,420          1,697         26,209
Sales....................      53,421         54,046         47,788          2,228          2,609          2,237         15,655
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Continuing operations....     108,191        106,771         95,687          3,678          4,029          3,934         41,864
Discontinued operations..       9,616         11,768         17,639             --             --             --             --
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                              117,807        118,539        113,326          3,678          4,029          3,934         41,864
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
Profit before taxation
Segment profit/(loss)....      20,071         18,227         14,168           (261)           482          1,051          5,706
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------

Corporate and exceptional
  operating costs........
Loss on sale of
  discontinued
  operations.............
Restructuring and
  reorganisation costs...
Amount written off fixed
  asset investments......
Net interest payable and
  similar charges........
Group (loss)/profit on
  ordinary activities
  before taxation........


Net assets
  Segment net assets.....     144,061        144,094        136,288          5,863          8,835          8,740         57,264
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                            -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                      US                             Group as restated
                           --------------------------    -----------------------------------------
Geographical area by          1994           1993           1995           1994           1993
source                     pounds '000    pounds '000    pounds '000    pounds '000    pounds '000
Turnover
Turnover by origin
  Total sales............     43,503         43,515        164,166        166,671        161,534
  Inter-segment sales....         --             --           (817)          (600)          (759)
                           -----------    -----------    -----------    -----------    -----------
     Sales to third
       parties...........     43,503         43,515        163,349        166,071        160,775
                           -----------    -----------    -----------    -----------    -----------
                           -----------    -----------    -----------    -----------    -----------
Rental income............     27,350         29,114         82,429         81,495         78,710
Sales....................     16,153         14,401         71,304         72,808         64,426
                           -----------    -----------    -----------    -----------
Continuing operations....     43,503         43,515        153,733        154,303        143,136
Discontinued operations..         --             --          9,616         11,768         17,639
                           -----------    -----------    -----------    -----------
                              43,503         43,515        163,349        166,071        160,775
                           -----------    -----------    -----------    -----------    -----------
                           -----------    -----------    -----------    -----------    -----------
Profit before taxation
Segment profit/(loss)....      7,358          7,986         25,516         26,067         23,205
                           -----------    -----------
                           -----------    -----------

Corporate and exceptional
  operating costs........                                   (9,321)        (4,705)        (3,562)
Loss on sale of
  discontinued
  operations.............                                   (5,675)            --             --
Restructuring and
  reorganisation costs...                                       --             --         (1,378)
Amount written off fixed
  asset investments......                                   (3,066)       (20,602)          (200)
Net interest payable and
  similar charges........                                  (14,862)       (12,514)       (10,754)
                                                         -----------    -----------    -----------
Group (loss)/profit on
  ordinary activities
  before taxation........                                   (7,408)       (11,754)         7,311
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------
Net assets
  Segment net assets.....     55,876         74,019        207,188        208,805        219,047
                           -----------    -----------
                           -----------    -----------
Unallocated net
  liabilities                                               (6,418)        (8,133)        (1,355)
                                                         -----------    -----------    -----------
     Total net assets                                      200,770        200,672        217,692
                                                         -----------    -----------    -----------
                                                         -----------    -----------    -----------

     Unallocated net liabilities consist of assets and liabilities of the holding company less investments. No analysis of turnover by destination is included as this is not materially different from that by source.

                                       1995       1994       1993
                                       pounds     pounds     pounds
                                       '000       '000       '000
Reconciliation of net assets to ASH
  Group balance sheet:
Total net assets...................   200,770    200,672    217,692
Loans and other borrowings due
   within one year.................   (83,104)   (82,568)    (4,039)
Loans and other borrowings due
   after more than one year........   (37,152)   (35,019)  (112,428)
Taxation and dividends in other
   creditors.......................    (4,217)    (4,109)    (3,641)
Convertible Capital Bonds..........   (43,813)   (43,693)   (43,574)
                                      -------    -------    -------
Total capital and reserves.........    32,484     35,283     54,010
                                      -------    -------    -------
                                      -------    -------    -------

2. Cost of sales and net operating expenses

                                            1995                                    1994                       1993
                            Continuing    Discontinued    Total     Continuing    Discontinued    Total     Continuing
                              pounds         pounds       pounds      pounds         pounds       pounds      pounds
                               '000           '000         '000        '000           '000         '000        '000
Cost of Sales............     99,310          6,201       105,511     98,739          9,496       108,235     89,554
                            ----------       ------       ------    ----------       ------       ------    ----------
                            ----------       ------       ------    ----------       ------       ------    ----------
Distribution costs.......     12,878            267       13,145      14,592            589       15,181      13,959
Administrative expenses..     26,203          2,305       28,508      19,148          3,219       22,367      16,207
Share of results of
  associated
  undertakings...........        586           (596)         (10)        154           (915)        (761)        135
Other income from
  associates.............         --             --           --          --           (313)        (313)         --
                            ----------       ------       ------    ----------       ------       ------    ----------
                              39,667          1,976       41,643      33,894          2,580       36,474      30,301
                            ----------       ------       ------    ----------       ------       ------    ----------
                            ----------       ------       ------    ----------       ------       ------    ----------

                                   1993
                           Discontinued    Total
                              pounds       pounds
                               '000         '000
Cost of Sales............     16,214       105,768
                              ------       ------
                              ------       ------
Distribution costs.......      1,250       15,209
Administrative expenses..      4,360       20,567
Share of results of
  associated
  undertakings...........       (547)        (412)
Other income from
  associates.............         --           --
                              ------       ------
                               5,063       35,364
                              ------       ------
                              ------       ------

3. Loss on sale of discontinued operations

                                       1995     1994     1993
                                      pounds   pounds   pounds
                                       '000     '000     '000
Profit on sale of subsidiary and
  associated undertakings based on
  the consolidated carrying
  value............................    3,168      --       --
Less: Goodwill on acquisition of
  subsidiary and associated
  undertakings previously written
  off to other reserves............   (8,843)     --       --
                                      ------   ------   ------
Loss on sale of discontinued
  operations                          (5,675)     --       --
                                      ------   ------   ------
                                      ------   ------   ------

The 1995 loss on sale of discontinued operations relates to the sale of a subsidiary undertaking, Modern Vitalcall Limited, the business of Modern Integrated Systems and the Group's investment in two associate undertakings, Compagnie Generale de Protection et de Securite SA and Microtech Security (UK) Limited. The total consideration receivable amounted to 9.3 million pounds of which 0.1 million pounds is receivable in 1996 and 0.5 million pounds is in the form of loan notes.

4. Amounts written off fixed asset investments

                                           (as restated)
                                      1995      1994     1993
                                     pounds    pounds   pounds
                                      '000      '000     '000
Own shares.........................   3,066       450     200
Arius Inc:
  Amounts written off investments
     and loans.....................      --       862      --
  Other provisions.................      --     1,925      --
  Goodwill on acquisition
     previously written off to
     other reserves................      --    17,365      --
                                      -----    ------    -----
                                      3,066    20,602     200
                                      -----    ------    -----
                                      -----    ------    -----

As part of the Company's share option schemes the group established the Automated Security (Holdings) PLC Employees' Share Ownership Plan ('ESOP'). The ESOP has a loan of 5.9 million pounds from the Company and its assets consist principally of investments in the Company's shares.

In accordance with Urgent Issues Task Force Abstract 13, issued on 8 June
1995, the amount receivable from the ESOP is reclassified as a fixed asset investment (see note 12(b)) and any permanent diminution in value is charged to the profit and loss account. The board believes that a prudent method of application of this Abstract is to value the shares held by the ESOP at the market prices as at 30 November 1995. Consequently the shortfall between the market value of the ESOP's shares and the amount receivable from the ESOP has been charged to the profit and loss account in the current year.

5. Interest payable and similar charges

                                       1993      1994      1993
                                      pounds    pounds    pounds
                                       '000      '000      '000
(a) Net interest payable

Interest payable by the group in
  respect of:

  Loans wholly repayable within
     five years

     Bank loans and overdrafts.....    6,612     4,282     3,276

     8.28 per cent. Senior Notes...    3,201     1,644        --
                                      ------    ------    ------

                                       9,813     5,926     3,276

Loans repayable after five
  years--Convertible Capital
  Bonds............................    4,269     4,269     4,269
                                      ------    ------    ------

Total interest payable.............   14,082    10,195     7,545

Interest receivable................     (173)     (181)   (1,269)

Net interest payable...............   13,909    10,014     6,276
                                      ------    ------    ------

Interest payable includes
  29,000 pounds (1994:
  45,000 pounds; 1993:
  33,000 pounds) in respect of
  lease finance.

(b) Stapled unit charges...........       --     1,942     4,359
                                      ------    ------    ------

(c) Other similar charges..........      953       558       119
                                      ------    ------    ------
Total interest payable and
  similar charges..................   14,862    12,514    10,754
                                      ------    ------    ------
                                      ------    ------    ------


Other similar charges includes the amortisation of the costs of issue of Convertible Capital Bonds and 8.28 per cent. Senior Notes and yield maintenance charges in respect of such notes.

6. Loss on ordinary activities before tax

                                       1993       1994       1993
                                      pounds     pounds     pounds
                                       '000       '000       '000
Amounts capitalised in respect of
  equipment on contract hire.......   (35,919)   (41,090)   (51,204)
                                      -------    -------    -------
                                      -------    -------    -------
The loss is stated after
  charging/(crediting):
Depreciation.......................    34,612     34,851     40,935
Hire of plant and machinery........       842        887        843
Other operating lease and hire
  charges..........................     9,402      9,243      6,502
Profit on disposal of tangible
  fixed assets.....................      (239)      (962)       621
Auditors' remuneration.............       400        410        386
Currency exchange
  (gains)/losses...................       (26)        10       (127)
Development expenditure............       191        430      1,250
EU grant receivable................        --       (356)      (287)
                                      -------    -------    -------
                                      -------    -------    -------
Exceptional costs:
Refinancing costs..................     3,136      1,582         --
API Security--computer equipment
  and leasehold improvements.......     2,348         --         --
Former Chairman's termination
  payment..........................        --        993         --
Restructuring and reorganisation
  costs............................        --         --      1,378
                                      -------    -------    -------
                                        5,484      2,575      1,378
                                      -------    -------    -------
                                      -------    -------    -------

Refinancing costs relate to fees to professional advisers and other third parties in connection with the refinancing of the group. The additional charges at API Security, Inc. relate to the write off of existing computer systems and leasehold improvements of $3.7 million as a result of the board's decision to move to smaller and less expensive premises on expiry of the present lease in May 1996 and the implementation of enhanced computer monitoring and business systems.

Finance lease interest receivable of 489,000 pounds (1994: 448,000 pounds; 1993:
867,000 pounds) is included in turnover and profit before interest. Finance lease rentals receivable in the year were approximately 3.4 million pounds (1994: 2.9 million pounds; 1993: 3.4 million pounds). Included within cost of sales is the cost of assets for rental under finance leases of approximately 3.0 million pounds (1994: 3.5 million pounds; 1993: 2.6 pounds million). The remuneration paid to the auditors in respect of non-audit services during 1995 amounted to 251,000 pounds (1994: 308,000 pounds; 1993: 245,000 pounds).

7. Taxation

                                                     1995      1994      1993
                                                    pounds    pounds    pounds
                                                     '000      '000      '000
ACT written off as presently irrecoverable             705       710     2,270
Share of associated undertakings' taxation             173        78        45
Overseas taxation                                       65       (64)      112
Adjustments in respect of prior years                 (143)      276      (627)
                                                    ------    ------    ------
Taxation charge for the year                           800     1,000     1,800
                                                    ------    ------    ------
                                                    ------    ------    ------

Advance Corporation Tax ('ACT') written off in 1995 includes accrued ACT of 355,000 pounds in respect of accrued preference dividends.

No tax is payable in respect of the sale of discontinued operations in 1995.

Deferred Tax

Provision for deferred taxation has been made for those timing differences which are likely to reverse in the foreseeable future as compared with the full potential liability assuming UK Corporation Tax at 33 per cent.

                                                       1995        1995         1994        1994         1993        1993
                                                     Provided    Potential    Provided    Potential    Provided    Potential
                                                      pounds      pounds       pounds      pounds       pounds      pounds
                                                       '000        '000         '000        '000         '000        '000
Accelerated capital allowances                            --       12,438          --       13,137          --       14,463
Other timing differences                                  --       (1,456)         --       (1,725)         --       (4,848)
                                                     --------    ---------    --------    ---------    --------    ---------
                                                          --       10,982          --       11,412          --        9,615
Advance Corporation Tax                                   --       (6,363)         --       (6,439)         --       (5,200)
                                                     --------    ---------                ---------    --------    ---------
                                                          --        4,619          --        4,973          --        4,415
                                                     --------    ---------                ---------    --------    ---------
                                                     --------    ---------                ---------    --------    ---------

8.  Dividends

                                                   1995     1994     1993
                                                  pounds   pounds   pounds
                                                  '000     '000      '000
Equity shares:
  Ordinary Shares
  Interim Nil (1994: Nil; 1993: 3.05p)              --        --     3,473
Proposed Nil (1994: Nil)                            --        --        --
Non-equity shares:
5% Preference Shares                               393       393       398
6% Preference Shares                             2,446     2,446     2,446
                                                ------    ------    ------
Total dividends for year                         2,839     2,839     6,317
                                                ------    ------    ------
                                                ------    ------    ------

Dividends of pounds 1,223,000 in respect of the 6% Preference Shares for the six months to 30 November 1995 have not been paid during the year but have been accrued in these financial statements.

The 1993 interim dividend on the Ordinary Shares offered an enhanced scrip dividend alternative such that shareholders could opt to receive new Ordinary Shares rather than cash. The value of the enhanced scrip dividend was calculated at 4.575p being 50 per cent. higher than the basic cash dividend of 3.05p per share. Consequently pounds 435,436 of the Ordinary Share dividend was paid in cash and the Company issued 3,208,618 Ordinary Shares of 10p each on 13 October 1993.

9.  Transfer to/(from) reserves

                                                             1995      1994
                                                            pounds    pounds
                                                             '000      '000

Amounts transferred to/(from) reserves originated from:
  The Company                                                 335    (13,917)
Subsidiary undertakings                                    (11,327)   (2,253)
Associated undertakings                                        (55)      577
                                                            ------    ------
                                                           (11,047)  (15,593)
                                                            ------    ------
                                                            ------    ------

The profit for the financial year of the Company was 3,174,000 pounds (1994: loss 11,078,000 pounds; 1993: loss 9,085,000 pounds).

10.  (Loss)/earnings per ordinary share

The loss per Ordinary Share is calculated by dividing the loss attributable to Ordinary Shareholders for the year ended 30 November 1995 amounting to 11,047,000 pounds (1994: 15,593,000 pounds; 1993: Profit 2,667,000 pounds) by the weighted average number of shares of 119.6 million (1994: 119.5 million; 1993 116.5 million) in issue throughout the year.

Adjusted (loss)/earnings per Ordinary Share is calculated by dividing the profit attributable to Ordinary Shareholders prior to the charge for the amount written off fixed asset investments and the loss on sale of subsidiary and associated undertakings, amounting to a loss of 2,306,000 pounds (1994: restated profit 5,009,000 pounds; 1993: restated profit 2,867,000 pounds) by the weighted average number of shares of 119.6 million (1994: 119.5 million; 1993: 116.5 million) in issue throughout the year. Adjusted earnings have been shown to illustrate the earnings prior to these exceptional non-recurring charges.


11.  Tangible fixed assets

                                                                                                Motor
                                              Land and   Equipment on                         vehicles,
                                              buildings    contract      Communication      fixtures and      Total
                                               pounds        hire           centres             plant         pounds
                                                '000      pounds '000     pounds '000        pounds '000       '000
Group cost or valuation
  At 1 December 1994                            5,144        313,246           8,461            15,203        342,054
Exchange rate adjustment                           50          2,345               3               138          2,536
Reclassification                                  255             --            (255)               --             --
Additions                                           8         35,919             288             2,287         38,502
Disposals                                         (61)       (17,913)         (3,830)           (5,245)       (27,049)
                                              --------    ------------        ------           -------        -------
At 30 November 1995                             5,396        333,597           4,667            12,383        356,043
                                              --------    ------------        ------           -------        -------
                                              --------    ------------        ------           -------        -------

Depreciation
  At 1 December 1994                              449        107,752           3,078             7,520        118,799
Exchange rate adjustment                            5            865               6                76            952
Provision for the year                            394         28,308           2,514             3,396         34,612
Disposals                                         (14)       (17,252)         (3,828)           (4,612)       (25,706)
                                              --------    ------------        ------           -------        -------
At 30 November 1995                               834        119,673           1,770             6,380        128,657
                                              --------    ------------        ------           -------        -------
                                              --------    ------------        ------           -------        -------
Net book value
  At 30 November 1995                           4,562        213,924           2,897             6,003        227,386
                                              --------    ------------        ------           -------        -------
At 30 November 1994                             4,695        205,494           5,383             7,683        223,255
                                              --------    ------------        ------           -------        -------
                                              --------    ------------        ------           -------        -------

(i) The depreciation provision for the year includes pounds 1,351,000 in Communication Centres and 997,000 pounds in Motor Vehicles, Fixtures and Plant in respect of accelerated depreciation on leasehold improvements, computer equipment and business systems at API Security.

(ii) Accumulated depreciation of equipment on contract hire at 30 November 1995 includes 5.0 million pounds (1994: 4.1 million pounds) provided in respect of potential cancellations of rental contracts.

(iii) The net book value of fixed assets includes an amount of pounds Nil (1994:
      181,000 pounds) in respect of assets held under finance leases and hire purchase contracts. The depreciation charge in respect of these assets was 82,000 pounds (1994: 99,000 pounds).

(iv) Land and buildings.


                                    ASH Group
                                      1995       1994
                                     pounds      pounds
                                      '000       '000
The net book values of land and
  buildings comprise:
  Freehold buildings                  2,128      2,173
                                    ---------    -----
Leaseholds over 50 years              1,136        954
Other leaseholds                      1,298      1,568
                                    ---------    -----
Total leaseholds                      2,434      2,522
                                    ---------    -----
Total land and buildings              4,562      4,695
                                    ---------    -----
                                    ---------    -----

The amount attributable to freehold land included above is 709,000 pounds (1994: 709,000 pounds). The analysis of the gross book value is as follows:

                                                1995     1994
                                               pounds   pounds
                                                '000     '000
Cost                                            3,786    3,534
1992 Valuation                                  1,610    1,610
                                                -----    -----
Gross value                                     5,396    5,144
                                                -----    -----
                                                -----    -----

The net book value of land and buildings, determined by reference to their historical cost, is as follows:

                                                1995     1994
                                               pounds   pounds
                                                '000     '000
Cost                                            5,396    5,144
Depreciation                                     (834)    (449)
                                                -----    -----
Net book value at historical cost               4,562    4,695
                                                -----    -----
                                                -----    -----

12. Fixed asset investments

                                Associated                   Preference
                              undertakings                    shares in
                              share of net                   associated
                                    assets         Loans   undertakings           Total
                               pounds '000   pounds '000    pounds '000     pounds '000
(a) Associated undertakings
The group
Cost
At 1 December 1994                   3,251           965            327           4,543
Exchange Adjustments                   (24)            8             --             (16)
Previously provided amounts
  written off                         (543)         (319)            --            (862)
Premium on acquisition                (232)           --             --            (232)
Additions                              232            --             --             232
Disposals                           (3,409)           --             --          (3,409)
Share of retained post
  acquisition losses                   (55)           --              --            (55)
                                 ------------    ----------       -----        ----------
At 30 November 1995                   (780)          654            327             201
                                 ------------    ----------       -----        ----------
Provisions
At 1 December 1994                     543           319             --             862
Amounts written off                   (543)         (319)            --            (862)
                                 ------------    ----------       -----        ----------
At 30 November 1995                     --            --             --              --
                                 ------------    ----------       -----        ----------
Net book value
At 30 November 1995                   (780)          654            327             201
                                 ------------    ----------       -----        ----------
At 30 November 1994                  2,708           646            327           3,681
                                 ------------    ----------       -----        ----------


Investments comprise:

                                      1995      1994
                                     pounds    pounds
                                      '000      '000
Unquoted-- Directors' valuation
  201,000 pounds (1994:
  3,681,000 pounds)                     201     3,681
                                     -------   -------
                                     -------   -------

                                                 Accounts  Percentage held
                                              prepared to    1995     1994
TVX Inc                               30th September 1995      40       41
Compagnie Generale de Protection et
  Securite SA (CGPS)                                  --       --       40
Microtech Security (UK) Limited                       --       --       25
Arius Inc                                 In liquidation       43       43
                                                             -----    -----

At 30 November 1995 and 1994 the Group also held 48.5 per cent. of the redeemable preferred stock par value $0.01, of TVX Inc. Loans of 654,000 pounds (1994: 646,000 pounds) have also been made to this associated undertaking. During the year sales of TVX equipment to TVX Inc. amounted to 100,000 pounds (1994: 947,000 pounds). Arius Inc. went into liquidation during the year. All investments and loans to Arius Inc. were fully provided in the 1994 financial statements.

The Group's investment in CGPS and Microtech Security (UK) Limited were sold during the year. See note 3.

                                                                   pounds
                                                                    '000
(b)Own shares
Cost
At 1 December 1994 (as previously stated)                              --
Transferred from other debtors                                      5,930
                                                                  -------
At 1 December 1994 as restated and at 30 November 1995              5,930
                                                                  -------
Provisions
At 1 December 1994 (as previously stated)                              --
Transferred from other debtors                                     (2,250)
                                                                  -------
At 1 December 1994 (as restated)                                   (2,250)
Charge for the year                                                (3,066)
                                                                  -------
At 30 November 1995                                                (5,316)
                                                                  -------
Net book value
At 30 November 1995                                                   614
                                                                  -------
                                                                  -------
At 30 November 1994                                                 3,680
                                                                  -------
                                                                  -------

Own shares held relate to the ESOP trust. The Company has loans outstanding from the trust of 5.9 million pounds and its principal assets are investments in the Company's shares. At 30 November 1995 the ESOP trust held the following shares in the company:

                                                    Market
                                                    Value
                                                    at 30
                                                   November
                                                     1995          Pounds
                                        No.       per share         '000
Ordinary Shares of 10p each           2,124,582       24p            510
5% Preference Shares                     70,000     38.5p             27
6% Preference Shares                    200,000     38.5p             77
                                                                    ----
                                                                     614
                                                                    ----

The ESOP executive share option scheme (the 'ESOP Scheme') involves a participant being granted an option to subscribe for Ordinary Shares of the Company at a price based on the market price of such Ordinary Shares at the date of the grant. All directors and employees of the ASH Group may participate in the ESOP Scheme at the discretion of the board of directors. The maximum number of shares which may be granted to any recipient is restricted by reference to a formula based upon the annual remuneration of the individual director or employee. The options are exercisable during a period between three and ten years after the date of the grant (and in certain cases between three and seven years from the date of the grant) with the last date for such exercise varying between 1996 and 2000. The prices at which the options are exercisable are in the range of 2.45 pounds per share to 2,693 pounds per share. At 30 November 1995 there were 722,000 Ordinary Shares subject to option under the ESOP Scheme.

     The costs of the ESOP have been met by the trust and the ESOP has not waived any dividends due on the Company's shares.

13. STOCKS

                                                1995     1994
                                            pounds '000 pounds '000
Work in progress                                1,079    3,388
Raw materials and components                       13      738
Finished goods                                  3,508    3,969
                                                -----    -----
                                                4,600    8,095
                                                -----    -----
                                                -----    -----

If stocks were stated at replacement cost the amounts above would not be materially affected for either year.

14. Debtors

                                                          as restated
                                                 1995        1994
                                                pounds      pounds
                                                 '000        '000
Trade debtors                                   17,301       20,644
Debtors--finance leases                          7,714        7,004
Other debtors                                    2,466        2,292
Prepayments and accrued income                   3,195        3,286
                                                ------    -----------
                                                30,676       33,226
                                                ------    -----------
                                                ------    -----------

Included in the total of ASH Group debtors is an amount due after more than one year of 5,651,000 pounds (1994: as restated 4,122,000 pounds) of which 5,418,000 pounds (1994: 4,122,000 pounds) is in respect of finance leases. Included within ASH Group prepayments is a pension prepayment of 87,000 pounds (1994: 151,000 pounds). Included within other debtors in the ASH Group are loan notes of 484,000 pounds received on sale of the investment in Microtech Security
(UK) Limited. 251,000 pounds of the loan notes will be repaid in 1996 and the balance, 233,000 pounds, in 1997.

In 1994 other debtors included 3,680,000 pounds receivable from the ESOP.
In 1995 this amount has been reclassified as a fixed asset investment in accordance with UITF Abstract 13 and the comparative figures have been restated accordingly.

15. Loans and other borrowings

                                                 1995        1994
                                              pounds '000 pounds '000
(a) Unsecured bank loans and overdrafts         83,401       82,278
(b) 8.28 per cent. senior notes                 36,707       35,019
(c) Other loans                                    148          290
                                                ------    -----------
                                                120,256     117,587
                                                ------    -----------
                                                ------    -----------
Loans and borrowings mature as follows:
Within one year                                 83,104       82,568
After one year and before two years                 --           --
After two years and before five years           37,152       35,019
                                                ------    -----------
Total repayable within five years               120,256     117,587
After five years                                    --           --
                                                ------    -----------
Total borrowings                                120,256     117,587
                                                ------    -----------
                                                ------    -----------

At 30 November 1995 the group had bank facilities totalling approximately
89.0 million pounds of which approximately 83.4 million pounds were committed facilities including 66.3 million pounds under the multiple option facility which was fully underwritten by the banks concerned until 14 May 1996. All of the maturity dates of the committed facilities have been extended to 2 January 1998 by agreements dated 21 December 1995 which give security to the banks over the majority of the assets of the ASH Group.

(a) Unsecured bank loans and overdrafts

Bank loans                                      82,479       82,278
Overdrafts                                         922           --
                                                ------    -----------
                                                83,401       82,278
                                                ------    -----------
                                                ------    -----------

(b) 8.28 per cent. senior notes

On 27 May 1994 the Company issued $60,721,638, 8.28 per cent. Senior Notes
(the "Notes") of which $5,643,273 was in respect of yield maintenance. The
Notes were due for repayment on 27 May 1999. The Notes were issued to the Prudential Insurance Company of America to replace the Stapled Units previously issued by API Security, Inc., a subsidiary undertaking. The effective interest rate including yield maintenance is 10.73 per cent per annum. The maturity date of the Notes has been amended to 2 January 1998 by agreement dated 21 December 1995 when it was agreed that the noteholders would share in the security given to the banks.

(c) Other loans


                                                 1995         1994
                                                pounds       pounds
                                                 '000         '000
Obligations under finance leases and
  hire purchase contracts                         148          290
                                               ------       ------
                                               ------       ------

                                      35

16. Other creditors

                                             1995         1994
                                            pounds       pounds
                                             '000         '000
(a) Amounts falling due within one year
Trade creditors.........................     13,094       14,307
Other creditors.........................      3,684        9,781
Corporation tax.........................      2,797        2,690
Other taxation and social security......      3,269        3,984
Accrued expenses........................     16,868       16,063
                                           ---------    ---------
                                             39,712       46,825
                                           ---------    ---------
                                           ---------    ---------
(b) Amounts falling due after more than
  one year
Other creditors.........................      2,912        1,516
Accrued expenses........................      1,413        1,035
                                           ---------    ---------
                                              4,325        2,551
                                           ---------    ---------
                                           ---------    ---------

17. Convertible capital bonds

                                             1995         1994
                                            pounds       pounds
                                             '000         '000
Convertible Capital Bonds...............     43,813       43,693
                                           ---------    ---------
                                           ---------    ---------

The Convertible Capital Bonds were issued by ASH Capital Finance (Jersey) Limited, a subsidiary of the Company. They are convertible into fully paid 2 per cent. exchangeable redeemable preference shares in ASH Capital Finance (Jersey) Limited (2% Preference Shares') guaranteed on a subordinated basis by the Company. The 2% Preference Shares are redeemable at their paid-up value of pounds 1 each and are exchangeable for fully paid Ordinary Shares in the Company at a price of 250p per Ordinary Share, subject to adjustment under certain circumstances. Under the terms of the issue, the Company may require conversion of any outstanding Convertible Capital Bonds if 85 per cent. of the issue has been previously converted or purchased and cancelled, in which case the Bondholders may elect for redemption in lieu of conversion. In addition, the Company has the right at any date after 31 May 1996 to require the redemption of all Bonds.

In accordance with FRS4 the costs of issue have been deducted from the carrying value of the Convertible Capital Bonds and are being amortised through the profit and loss account over the life of the Convertible Capital Bonds.

18. Provisions for liabilities and charges

                                                                     pounds
                                                                      '000

At 1 December 1994                                                    1,357
Exchange adjustments                                                     13
Utilised/paid during the year: - acquisitions                           (33)
Utilised/paid during the year: - maintenance and warranty              (277)
                                                                     ------
At 30 November 1995                                                   1,060
                                                                     ------
                                                                     ------

Provisions may be analysed as follows:
                                                              1995       1994
                                                             pounds     pounds
                                                              '000       '000

Acquisition and reorganisation                                 470        503
Future maintenance and warranty provisions                     590        854
                                                             -----      -----
                                                             1,060      1,357
                                                             -----      -----
                                                             -----      -----

19. Called up share capital

                                             1995         1994
                                            pounds       pounds
                                             '000         '000
Authorised:
200,000,000, Ordinary Shares of 10p
  each..................................     20,000       20,000
15,000,000, 5% Preference Shares........     15,000       15,000
42,000,000, 6% Preference Shares........     42,000       42,000
                                           ---------    ---------
                                             77,000       77,000
                                           ---------    ---------
                                           ---------    ---------
Issued:
Allotted and fully paid:
119,571,953, Ordinary Shares of 10p
   each (1994: 119,571,379).............     11,957       11,957
7,867,442, 5% Preference Shares (1994:
  7,867,490)............................      7,867        7,868
40,761,578, 6% Preference Shares (1994:
  40,763,032)...........................     40,762       40,763
                                           ---------    ---------
                                             60,586       60,588
                                           ---------    ---------
                                           ---------    ---------

Shares issued during the year:

(i) Holders of 1,454 6% Preference Shares exercised their conversion rights on 31 May 1995 and were duly allotted 545 Ordinary Shares of 10p each
    (54.50 pounds nominal value) on the basis of 375p nominal of Ordinary Shares for every pounds 100 nominal of 6% Preference Shares held.

(ii) Holders of 48 5% Preference Shares exercised their conversion rights on 31 May 1995 and were duly allotted 29 Ordinary Shares of 10p each (2.90 pounds nominal value) on the basis of one Ordinary Share for every 1,6196 pounds nominal of 5% Preference Shares held.

20. Reserves

(a) Share premium account

                                                         pounds
                                                          '000
At 1 December 1994..................................       5,729
Share premiums received.............................           2
Expenses of issue...................................          (1)
Amortised Convertible Capital Bond issue costs
  transferred from profit and loss account..........        (120)
                                                        ---------
At 30 November 1995.................................       5,610
                                                        ---------
                                                        ---------
(b) Other reserves
At 1 December 1994..................................     (90,681)
Goodwill in the year written off (note 22)..........        (232)
Goodwill of subsidiary and associated undertakings
  transferred to profit and loss account............       8,843
Exchange adjustments on:
Net investments including goodwill..................       3,387
Hedging arrangements................................      (1,777)
Goodwill............................................      (1,972)
                                                        ---------
                                                         (82,432)
(c)Profit and loss account
At 1 December 1994..................................      59,647
Result for the year.................................     (11,047)
Convertible Capital Bonds issue costs transferred to
  share premium account.............................         120
                                                        ---------
At 30 November 1995.................................      48,720
                                                        ---------

21. Financial commitments

(a) Commitments for capital expenditure not provided for in the accounts were as follows:

                                             1995         1994
                                            pounds       pounds
                                             '000         '000
Contracts placed........................        475          228
Expenditure authorised but not
  contracted for........................      1,972          706
                                           ---------    ---------
                                              2,447          934
                                           ---------    ---------
                                           ---------    ---------

(b) Operating Leases

Payments to be made in the year ending 30 November 1996 in respect of commitments expiring:

                                                         Land and
                                 Land and      Other     buildings    Other
                                buildings     pounds      pounds     pounds
                               pounds '000     '000        '000       '000
Within one year...............       706        2,984        203       1,349
Between one and five years....     1,499        5,126      2,487       7,581
After more than 5 years.......       846          100        999         100
                                 --------    --------    --------    -------
                                   3,051        8,210      3,689       9,030
                                 --------    --------    --------    -------
                                 --------    --------    --------    -------

22. Goodwill

                                             Cost of
                                             goodwill    Exchange
                                             eliminated  adjustment   Total
                                              pounds      pounds     pounds
                                               '000        '000       '000

Eliminated to 30 November 1994..........      199,324      2,966     202,290
Investment in associated undertakings....         232         --         232
Transferred to profit and loss account...      (8,843)        --      (8,843)
Exchange adjustments (note 20 (b))                 --      1,972       1,972
                                             --------    --------    -------
Eliminated to 30 November 1995...........     190,713      4,938     195,651
                                             --------    --------    -------
                                             --------    --------    -------

23. Contingent liabilities

(a) The Company has guaranteed advances by bankers to ASH Group companies. At 30 November 1995, the net advances subject to these guarantees totalled
666,000 pounds (1994: 1,525,000 pounds). Interlocking guarantees have been given to the ASH Group's main UK clearing bank by the Company and its UK subsidiary undertakings.

(b) The Company has guaranteed contract bonds and letters of credit on behalf of subsidiary undertakings of 1,492,000 pounds (1994: 2,693,000 pounds).

(c) The Company has provided a guarantee in respect of 60 million pounds Convertible Capital Bonds issued by ASH Capital Finance (Jersey) Limited of which 15.1 million pounds had been repurchased by 30 November 1994 leaving a maximum contingent liability of 44.9 million pounds.

24. Directors

                                                  1995         1994
                                                 pounds       pounds
                                                  '000         '000
Directors' emoluments:
Salaries and benefits in kind................      775         1,055
Pension contributions........................       28            38
Compensation for loss of office..............       --         1,231
Pensions paid to previous director...........        9            --
                                                   ---       ---------
                                                   812         2,324
                                                   ---       ---------
                                                   ---       ---------

The remuneration of the executive directors is determined by the Remuneration Committee. Its policy is to provide appropriate packages to attract, retain and motivate executive directors of the quality required.

The number of directors whose total emoluments, excluding pension contributions, compensation for loss of office and in 1994 the emoluments of one director who discharged his duties outside the UK are as follows:


                                            1995      1994
                                           Number    Number
5,001-10,000...........................     --         1
10,001-15,000..........................      2        --
15,001-20,000..........................      1         3
20,001-25,000..........................      1         1
25,001-30,000..........................      2         1
30,001-35,000..........................     --         1
50,001-55,000..........................      1        --
95,001-100,000.........................      1        --
110,001-115,000........................     --         1
120,001-125,000........................     --         1
160,001-165,000........................      1        --
165,001-170,000........................      1         1
170,001-175,000........................      1         1
275,001-280,000........................     --         1
                                           ----      ----

     In 1995 the office of Chairman was held by Lord Lane of Horsell and in 1994 the office of Chairman was held by two directors, Lord Lane of Horsell and T.V. Buffett. Their emoluments (excluding in 1994 pension contributions and compensation for loss of office) during the period they occupied the position of Chairman were as follows:

                                               1995          1994
                                           pounds '000   pounds '000
Lord Lane of Horsell (from 18 October
  1994)                                         50             4
T V Buffett (until 18 October 1994)             --           279
                                              -----         -----

     The highest paid director in 1995 received pounds 173,000. The former Chairman was the highest paid director in 1994.

     Details of share options granted to executive directors are disclosed in the directors' report. It is not possible to quantify the benefit arising, if any.

     The following directors have contracts with a notice period in excess of one year:

                       Notice Period
M J Hawker*              57 months
J P Smith*               57 months
P M Bertram*             36 months
A P Dignum               24 months

*On 1 January 1996 notice was given to M J Hawker, J P Smith and P M Bertram under the terms of their contracts. It is the Board's intention to offer new contracts to J P Smith and P M Bertram with a notice period of 24 months. M J Hawker resigned as a director of the Company on 29 May 1996.

     The varying notice periods in the directors' contracts reflect current practice at the time such contracts were entered into. These terms were considered necessary to attract and retain the services of the executives concerned.

     Annual bonus payments to Executive Directors are pensionable. The Remuneration Committee believes that, since payments are performance related, they should be treated as relevant earnings for pension purposes.

25. EMPLOYEES

                                            1993         1994
                                           Number       Number
Employee numbers
Average number of persons employed:
  Engineers and sales staff.............   2,227        2,202
  Office staff and management...........     779          807
                                           ------       ------
                                           3,006        3,009
                                           ------       ------
                                           ------       ------
                                         pounds '000  pounds '000
Employee costs
  Wages and salaries....................   57,117       59,862
  Social security.......................    4,875        4,935
  Pension contributions.................    1,563        1,717
                                            ------      ------
                                            63,555      66,514
                                            ------      ------
                                            ------      ------

                                      39

The latest actuarial valuation of the UK pension fund was carried out as at 1 April 1994 using the Projected Unit Method, to assess the finances of the Plan and to determine the pension cost. For the valuation, certain long-term assumptions were employed, the most important being:

(i)   Investment return: 8.5 per cent. per annum compound.

(ii)  Dividend increases: average of 4.0 per cent. per annum.

(iii) Pensionable salary growth: 6.5 per cent. per annum compound.

(iv) Increases to pensions in payment in excess of GMPs: 0.7 per cent. per annum compound.

(v)   Increases to deferred pensions: 5 per cent. per annum compound.

At 1 April 1994, the market value of the assets of the UK pension fund was 30.2 million pounds. The actuarial value of the assets amounted to 119 per cent. of the value of the accrued liabilities of the fund after allowing for the assumed increases in pensionable salary. The surplus assets in the fund are being used to reduce the group's long-term contributions to the fund. The effect upon group profit is not significant. Overseas, the group in general operates defined contribution plans for certain executives, the costs of which are recognised on the basis of contributions payable.

26. Additional Information particularly for US Investors

The following information, which was prepared particularly for US investors, is unaudited and has been extracted from the 1995 ASH
Annual Report.

Significant differences between UK GAAP and US GAAP

The consolidated financial statements of the ASH Group are prepared in conformity with UK GAAP which differ in certain significant respects from US GAAP. Differences which have a significant effect on consolidated net income or shareholders' equity are discussed below. While this is not a comprehensive summary of all differences between UK GAAP and US GAAP, other differences are not likely to have a significant effect on the consolidated net income or shareholders' equity of the ASH
Group.

Intangible assets

US GAAP requires that intangible assets are amortised over their estimated useful life which may not exceed 40 years. Under UK
GAAP the cost of goodwill and other intangible assets which are considered to be similar in nature to goodwill may be written off directly to reserves in the year in which the assets are acquired. In the tables below the intangible assets which are substantially comprised of goodwill, subscriber contracts and customer lists and franchise contracts are amortised over estimated useful lives which range from 15 to 40 years.

Deferred income taxes

Under UK GAAP, deferred taxation is provided on the liability method for all timing differences except where the directors consider that no liability will arise in the foreseeable future. Following the issuance of Statement of Financial Accounting Standard 109: "Accounting for Income Taxes", US GAAP provides for the use of the liability method but requires that provisions be made for all temporary differences. The tables below incorporate adjustments to shareholders' equity and net income to reflect full provision for deferred taxation on all temporary differences under the liability method.

Related companies

In the tables below, estimated adjustments have been made in respect of related companies accounted for by the ASH Group under the equity method, where such related companies adopt accounting policies which conform with UK GAAP which differ significantly from those required under US GAAP. These adjustments relate primarily to the accounting treatment for goodwill (see discussion above on intangible assets).

Sale of subsidiary and related companies

Under UK GAAP goodwill on acquisition of subsidiaries and related companies is written off to reserves. On sale of these companies, the goodwill previously written off is recharged in full to the profit and loss account. Under US GAAP the goodwill on acquisitions is carried in the balance sheet and amortised over its estimated useful life. On sale of these companies the profit on sale is therefore higher under US GAAP by the amount of the amortisation previously charged to income.

Discontinued activities

The results of discontinued activities are separated on the profit and loss account under both UK GAAP and US GAAP. Under UK
GAAP a discontinued operation refers to an operation that was material and whose sale or termination has a material effect on the nature and focus of the operations and represents a material reduction in its operating facilities. Under US GAAP, only the closure, sale or disposal of a separately identifiable segment of a business qualifies as a discontinued activity.

Redeemable Preference Shares

The 5% and 6% Preference Shares are convertible into Ordinary
Shares at the option of the holder in the month of May in each of the years 1987 to 1999 for the 5% Preference Shares and on 31
May in each of the years 1991 to 2006 for the 6% Preference
Shares. ASH has the option between 31 May 2000 and 31 May
2005 for the 5% Preference Shares and 1 June 2006 to 31 May
2009 for the 6% Preference Shares to redeem the Preference
Shares at par and in any event
must redeem on 31 May 2005 for the 5% Preference Shares or 31 May 2009 for the 6% Preference Shares. Under UK GAAP the Preference Shares form part of shareholders' funds whereas under US GAAP they are classified as a separate non-current liability.

Accordingly, for the purpose of the reconciliation the total amount of the Preference Shares has been excluded from shareholders' equity. Further, the dividends on the Preference Shares have been deducted to compute net income.

Earnings per share

The earnings per share calculation under UK GAAP is set out in note 10 to the accounts set out above. Under US GAAP, primary earnings per Ordinary Share is calculated by dividing the profit attributable to Ordinary Shareholders by the weighted average number of shares in issue during the year. The weighted average number of shares includes common stock equivalents including all convertible preference shares and convertible unsecured loan stock calculated under the If Converted Method' and share options using the Treasury Stock Method'. The profit attributable to Ordinary Shareholders comprises the estimated net income in accordance with US GAAP and the dividends and interest (net of tax) of Preference Shares and loan stock which have been included in calculating the common stock equivalents. Fully diluted earnings per share have not been presented as they do not vary significantly from primary earnings per share.

Pre-acquisition tax losses

Under UK GAAP, contingent tax assets on acquired businesses are recognised at the date of acquisition only to the extent that their recoverability can be foreseen with reasonable certainty. Any subsequent benefits which arise are recognised as a reduction in the tax charge. Under US GAAP such benefits are treated as a retrospective reduction of the goodwill arising on the acquisition.

Employees' share ownership plan

ASH has advanced funds to the ASH employees' share ownership plan ("ESOP") trust. Under UK GAAP following the introduction of Urgent Issues Task Force Abstract 13 the net balance due from the ESOP has been shown in fixed asset investment for both 1994 and 1995; previously these balances where shown in debtors. Under US GAAP these receivables are shown as a deduction from shareholders' equity.

The following is a summary of the adjustments to net income and shareholders' equity which would have been required if the ASH
Group had applied US GAAP instead of UK GAAP.

                                        Year ended 30 November
                                  1993      1994       1995
                                 pounds    pounds     pounds      1995
                                 '000       '000       '000       $'000
Net income
  Net income/(loss) under UK
  GAAP                            5,511    (12,754)    (8,208)   (12,722)
Adjustments:
  Amortisation of subscriber
     contracts and customer
     lists                       (3,588)    (3,656)    (3,903)    (6,050)
  Amortisation of franchise
     contracts                     (283)      (278)      (269)      (417)
  Preference Share dividends     (2,844)    (2,839)    (2,839)    (4,400)
  Amortisation of goodwill       (3,488)    (3,445)    (3,887)    (6,025)
  Depreciation and sales of
     revalued assets                 44        158         --         --
  Deferred income taxes           1,212       (981)      (602)      (933)
  Pre-acquisition tax losses       (314)        --         --         --
  Related companies                (259)      (247)      (484)      (751)
  Effect on profit on disposal
     and provisions against
     subsidiaries and related
     companies                      314         --      2,470      3,829
  Employee share ownership
     plan provision                 200        450      3,066      4,752
                                 ------    -------    -------    -------
Net loss in accordance with US
  GAAP                           (3,495)   (23,592)   (14,656)   (22,717)
                                 ------    -------    -------    -------
                                 ------    -------    -------    -------

                                          Year ended 30 November
                                       1994       1995
                                      pounds     pounds      1995
                                       '000       '000       $'000
Shareholders' equity
  Shareholders' equity under UK
  GAAP                                 35,283     32,484     50,350
Adjustments:
  Goodwill                             98,598     93,636    145,136
  Deferred income taxes               (15,936)   (16,826)   (26,080)
  Subscriber contracts and customer
     lists                             50,088     46,902     72,698
  Franchise contracts                  10,298     10,261     15,905
  Related companies                     4,861         --         --
  Redeemable Preference Shares        (48,631)   (48,629)   (75,375)
  Employee share ownership plan        (3,680)      (614)      (952)
                                      -------    -------    -------
Shareholders' equity in accordance
  with US GAAP                        130,881    117,214    181,682
                                      -------    -------    -------
                                      -------    -------    -------

The figures relating to the year ended 30 November 1995 in this section have been expressed in US dollars solely for the purpose of convenience at a rate of $1.55 to pounds 1.

The following is a summary of certain income statement captions reported in the consolidated statements of income as adjusted by the significant adjustments which would have been required if the ASH Group had applied US GAAP instead of UK GAAP.

                                        Year ended 30 November
                                  1993       1994       1995
                                 pounds     pounds     pounds      1995
                                  '000       '000       '000       $'000
Continuing operations under US
  GAAP
  Net sales                      160,775    166,071    163,349    253,191
Cost profit on sales            (105,768)  (106,889)  (105,511)  (163,542)
                                 -------    -------    -------    -------
Gross profit on sales             55,007     59,182     57,838     89,649
General and administrative
  expenses                       (38,340)   (43,792)   (49,712)   (77,054)
Share of results of related
  companies                          153        933       (474)      (735)
Other expenses:
  Loss on closure of
  subsidiaries and major
  operations                      (4,816)    (2,429)        --         --
Profit/(loss) on sale and
  provisions against related
  companies and subsidiary
  companies                          260    (20,152)    (3,205)    (4,968)
Exceptional items                 (1,378)        --         --         --
Interest expense, net            (10,635)   (12,514)   (14,862)   (23,036)
                                 -------    -------    -------    -------
Income before taxes on income        251    (18,772)   (10,415)   (16,144)
Taxes on income                     (902)    (1,981)    (1,402)    (2,173)
                                 -------    -------    -------    -------
                                    (651)   (20,753)   (11,817)   (18,317)
Preference share dividends        (2,844)    (2,839)    (2,839)    (4,400)
                                 -------    -------    -------    -------
Net loss                          (3,495)   (23,592)   (14,656)   (22,717)
                                 -------    -------    -------    -------
                                 -------    -------    -------    -------
Net loss per Ordinary Share in
  accordance with US GAAP:         (3.0p)    (19.7p)    (12.3p)    (19.0c)
                                 -------    -------    -------    -------
Weighted average shares
  outstanding (millions)           116.5      119.5      119.6      119.6
                                 -------    -------    -------    -------

The following is a summary of certain balance sheet captions reported in the consolidated balance sheets, together with the related amounts as adjusted by the significant adjustments which would have been required if the ASH Group had applied US GAAP instead of UK GAAP.

                                   As reported in
                                  the consolidated       As adjusted to
                                      balance               conform
                                 sheet (as restated)      with US GAAP
                                  1994       1995       1994       1995
                                 pounds     pounds     pounds     pounds
                                  '000       '000       '000       '000
Current assets                    37,453     35,561     37,453     35,561
Intangible assets                     --         --    158,984    150,799
Property and equipment           223,255    227,386    223,255    227,386
Other assets                      15,163      6,466     16,344      5,852
                                 -------    -------    -------    -------
Total assets                     275,871    269,413    436,036    419,598
                                 -------    -------    -------    -------
                                 -------    -------    -------    -------
Current liabilities and
  deferred income                157,968    150,579    157,968     68,100
Liabilities due after more
  than one year                    3,908      5,830     19,844    105,135
Convertible Capital Bonds         43,693     43,813     43,693     43,813
Senior Notes                      35,019     36,707     35,019     36,707
Preference Shares                     --         --     48,631     48,629
                                 -------    -------    -------    -------
Total liabilities                240,588    236,929    305,155    302,384
                                 -------    -------    -------    -------
Ordinary Shares                   11,957     11,957     11,957     11,957
Preference Shares                 48,631     48,629         --         --
Reserves                         (25,305)   (28,102)   118,924    105,257
                                 -------    -------    -------    -------
Total shareholders' equity        35,283     32,484    130,881    117,214
                                 -------    -------    -------    -------
Total liabilities and
  shareholders' equity           275,871    269,413    436,036    419,598
                                 -------    -------    -------    -------
                                 -------    -------    -------    -------

2. Material change

Save as noted in the interim statement set out in Appendix III, there has been no material change in the financial or trading position of the ASH Group since 30 November 1995, being the end of the last financial period for which audited results have been prepared.

                            APPENDIX III

             UNAUDITED INTERIM RESULTS FOR THE ASH GROUP
                FOR THE SIX MONTHS ENDED 31 MAY 1996

Set out below is the text of the unaudited interim results for the ASH Group for the six months ended 31 May 1996 which have been prepared in accordance with UK GAAP and which were announced on 15 July 1996.

                 "AUTOMATED SECURITY (HOLDINGS) PLC
                  SIX MONTHS RESULTS TO 31 MAY 1996

OVERVIEW

In the six months to May 1996 the Group continued to improve the overall profitability of its core businesses. Revenue for the period from continuing operations was up 4.5% from 74.0 million pounds ($114.6 million) to 77.3 million pounds ($119.7 million) and recurring income increased by 3.6% from 41.6 million pounds ($64.5 million) to
43.1 million pounds ($66.7 million). Core business operating profits were up 13.2% from 10.5 million pounds ($16.3 million) in 1995 to 11.9 million pounds ($18.5 million) in 1996.

Despite this improvement, the Group made a loss before taxation of 2.2 million pounds ($3.5 million) for the period.

Contributing to this loss were first, our share of the losses from our associated company TVX Inc; secondly, non-recurring costs in respect of our UK vehicle fleet operations; and finally, bank fees of
2.0 million pounds ($3.1 million). Bank fees are accrued at the maximum rate payable under the new bank agreement, but may reduce dependent on the speed and size of repayment of bank debt.

There was a credit in the period of 0.2 million pounds ($0.3 million) in respect of fixed asset investments from the proceeds of the winding up of Arius Inc (1995: 2.5 million pounds ($3.9 million) provision in respect of the ESOP).

RECOMMENDED PROPOSALS FOR THE ACQUISITION OF ASH BY ADT LIMITED

In parallel with improving the performance of its core businesses, the Group continued to pursue its strategy to reduce the high level of debt. Shortly after the end of the period under review, on 19 June, the Group announced recommended proposals whereby
ADT Limited would acquire all the issued share capital of ASH.
The proposals from ADT Limited will be effected by means of a Scheme of Arrangement to be sanctioned by the High Court in England and Wales. It is expected that the formal Scheme document will be posted to shareholders later this month and that the Scheme will become effective in September 1996.

CHAIRMAN'S STATEMENT

FINANCIAL HIGHLIGHTS FOR THE PERIOD

                                            1996                   1995
                                      pounds m     $m        pounds m     $m
CONTINUING OPERATIONS
Total revenues.....................     77.3      119.7         74.0     114.6
                                      --------    -----      --------    -----
Recurring revenues.................     43.1       66.8         41.6      64.5
                                      --------    -----      --------    -----
Core business operating profits....     11.9       18.5         10.5      16.3
Corporate and other costs..........     (3.1)      (4.9)        (0.7)     (1.2)
Bank fees..........................     (2.0)      (3.1)        (0.8)     (1.2)
                                      --------    -----      --------    -----
Continuing operations before
  exceptional operating costs......      6.8       10.5          9.0      13.9
Discontinued operations and
  exceptional charges..............     (1.1)      (1.7)       (13.4)    (20.7)
Net interest payable and other
  similar charges..................     (7.9)     (12.2)        (7.3)    (11.3)
                                      --------    -----      --------    -----
(Loss)/Profit before taxation......     (2.2)      (3.5)       (11.7)    (18.1)
                                      --------    -----      --------    -----
(Loss)/Earnings per share..........     (3.4)p       --        (11.3)p      --
(Loss)/Earnings per ADR............       --      (10.4)c         --     (35.1)c

SECOND QUARTER COMMENTARY

Total revenues from continuing operations at 40.0 million pounds ($61.9 million) increased 4.0% from 38.4 million pounds ($59.5 million).
Operating profit was up 33.1% from 2.3 million pounds ($3.5 million) to
3.0 million pounds ($4.7 million). The loss before taxation was reduced from 12.5 million pounds ($19.4 million) in 1995 to 0.9 million pounds ($1.4 million). Some 7.8 million pounds of the 1995 loss was compensated for by a write-back to reserves in respect of goodwill previously wrttten off.

TRADING OVERVIEW FOR THE PERIOD

ASH EUROPE

Total revenue was up 6.3% at 56.6 million pounds ($87.7 million) from
53.3 million pounds ($82.5 million) in 1995 with recurring revenue improving by 2.9% to 29.4 million pounds ($45.5 million). Operating margin was up 2.2% from 14.1% to 16.3%, reflecting the benefits from the restructuring of the UK businesses. All ASH Europe operating units showed improved profitability compared to last year. ASH Europe operating profits benefited from both rising sales and improving margins and were up 23% to 9.2 million pounds ($14.3 million) from 7.5 million pounds ($11.6 million) in 1995.


ASH US

Total revenue was flat at 20.7 million pounds ($32.0 million). Recurring revenue continued to increase by 5.1% to 13.7 million pounds ($21.2 million). However, sales were down 8.9% at 7.0 million pounds ($10.8 million). This primarily reflected difficult trading conditions for API Security Inc in Southern California. Reduced sales and rising costs pushed margins down from 14.8% in 1995 to 13.2% and operating profits down to 2.7 million pounds ($4.2 million) from 3.1 million pounds ($4.7 million) in 1995.

EXCEPTIONAL OPERATING COSTS

These related to refinancing costs of 1.3 million pounds ($2.1 million) compared to 1.3 million pounds ($1.9 million) in 1995. These costs represent continuing fees to professional advisers in connection with the refinancing of the Group. In addition in 1995 the Group provided 2.1 million pounds ($3.2 million) in respect of accelerated depreciation on the replacement of computer systems and leasehold premises at API Security.

CASH FLOW

Cash flows during the six months to May 1996 were as follows:

                                                1996       1995
                                              pounds m   pounds m
Operational cash flow
- - Continuing                                       9          9
- - Discontinued                                    --          1
Refinancing costs                                 (3)        (2)
Interest paid                                     (7)        (8)
Dividends and taxes paid                          --         (2)
Arius Letter of Credit                            --         (2)
                                                ----       ----
Net cash flow movement                            (1)        (4)
                                                ----       ----
                                                ----       ----

The cash flow is stated after investing some 16.2 million pounds ($25.1 million), 1995: 18.0 million pounds ($27.9 million), in the establishment of new rental systems.

DIVIDENDS

In view of the result for the period the Board does not recommend payment of a dividend in respect of the Ordinary Shares. As indicated in our announcement of 22 December 1995 the Board will not be paying Preference dividends for the time being.

OUTLOOK

The Board believes the Proposals from ADT Limited are in the best interests of shareholders as a whole and has agreed to recommend them to shareholders. A document detailing the Scheme is to be distributed to shareholders later this month.


Lord Lane of Horsell
Chairman

                  AUTOMATED SECURITY (HOLDINGS) PLC
               UNAUDITED GROUP PROFIT AND LOSS ACCOUNT
                for the six months ended 31 May 1996

                                                             1995         Year to
                                   Six months to May      pounds '000      November
                                  1996         1996           (as           1995
                                 *$'000     pounds '000     restated)    pounds '000
REVENUES
Continuing operations            119,717      77,267         73,953        153,733
Discontinued operations               --          --          6,080          9,616
                                 -------    ----------    -----------    ----------
                                 119,717      77,267         80,033        163,349
                                 -------    ----------    -----------    ----------
                                 -------    ----------    -----------    ----------
OPERATING PROFIT
Continuing operations before
  exceptional operating costs     10,530       6,796          8,986         20,240
Exceptional operating costs       (2,070)     (1,336)        (3,338)        (5,484)
                                 -------    ----------    -----------    ----------
Continuing operations              8,460       5,460          5,648         14,756
Discontinued operations               --          --            868          1,439
                                 -------    ----------    -----------    ----------
OPERATING PROFIT                   8,460       5,460          6,516         16,195
Amount written back/(written
  off) fixed asset investments       327         211         (2,503)        (3,066)
Provision for loss on
  operations to be
  discontinued                        --          --         (8,381)        (5,675)
                                 -------    ----------    -----------    ----------
PROFIT/(LOSS) ON ORDINARY
  ACTIVITIES BEFORE INTEREST
  AND SIMILAR CHARGES              8,787       5,671         (4,368)         7,454
Interest payable and similar
  charges                        (12,247)     (7,904)        (7,302)       (14,862)
                                 -------    ----------    -----------    ----------
LOSS BEFORE TAXATION              (3,460)     (2,233)       (11,670)        (7,408)
Taxation                            (581)       (375)          (400)          (800)
                                 -------    ----------    -----------    ----------
LOSS AFTER TAXATION               (4,041)     (2,608)       (12,070)        (8,208)
Preference dividends              (2,198)     (1,419)        (1,419)        (2,839)
                                 -------    ----------    -----------    ----------
RETAINED LOSS FOR THE
  FINANCIAL PERIOD                (6,239)     (4,027)       (13,489)       (11,047)
                                 -------    ----------    -----------    ----------
LOSS PER ORDINARY SHARE             (5.2)c      (3.4)p        (11.3)p         (9.2)p
Loss per ADR**                     (10.4)c      (6.8)p        (22.6)p        (18.4)p
                                 -------    ----------    -----------    ----------
                                 -------    ----------    -----------    ----------


Notes:

The results of operations discontinued in the year to 30 November 1995 have been reclassified as discontinued operations in the results of the six months to May 1995.

* US Dollar equivalents are provided for reader convenience at the exchange rate of 1 pound = US$1.5494.

**Each ADR is equivalent to two Ordinary Shares.

                  AUTOMATED SECURITY (HOLDINGS) PLC
                    UNAUDITED GROUP BALANCE SHEET
                           at 31 May 1996

                                        May          May        November
                                        1996         1996        1995
                                       $'000      pounds '000   pounds '000
FIXED ASSETS
Tangible assets                        353,124      227,910     227,386
Investments--associated
               undertakings                 --           --         201
           --own shares (ESOP)             951          614         614
                                      --------    ----------    -------
TOTAL FIXED ASSETS                     354,075      228,524     228,201
                                      --------    ----------    -------
CURRENT ASSETS
Stocks                                   7,446        4,806       4,600
Debtors                                 47,538       30,681      30,676
Cash at bank and in hand                 5,485        3,540       5,936
                                      --------    ----------    -------
TOTAL CURRENT ASSETS                    60,469       39,027      41,212
                                      --------    ----------    -------
CREDITORS: amounts falling due
  within one year
Loans and other borrowings                 395          255      83,104
Other creditors                         63,924       41,258      39,712
                                      --------    ----------    -------
                                        64,319       41,513     122,816
                                      --------    ----------    -------
Net current liabilities                 (3,850)      (2,486)    (81,604)
                                      --------    ----------    -------
TOTAL ASSETS LESS CURRENT
  LIABILITIES                          350,224      226,038     146,597
                                      --------    ----------    -------
                                      --------    ----------    -------

Financed by:
CREDITORS: amounts falling due
  after more than one year
Loans and other borrowings             184,546      119,108      37,152
Convertible Capital Bonds               67,977       43,873      43,813
Other creditors                          5,511        3,557       4,325
                                      --------    ----------    -------
                                       258,034       166,53      85,290
                                      --------    ----------    -------
Provisions for liabilities and
  charges                                1,326          856       1,060
                                      --------    ----------    -------
Deferred income--rentals in advance     46,707       30,145      27,763
                                      --------    ----------    -------
CAPITAL AND RESERVES
Called up share capital                 93,870       60,585      60,586
Share premium account                    8,601        5,551       5,610
Other reserves                        (127,655)     (82,390)    (82,432)
Profit and loss account                 69,341       44,753      48,720
                                      --------    ----------    -------
Equity interests                       (31,188)     (20,129)    (16,145)
Non-equity interests                    75,345       48,628      48,629
SHAREHOLDERS' FUNDS (INCLUDING
  NON-EQUITY INTERESTS)                 44,157       28,499      32,484
                                      --------    ----------    -------
                                       350,224      226,038     146,597
                                      --------    ----------    -------
                                      --------    ----------    -------

For US GAAP purposes total shareholder equity as at 30 November 1995 was
117.2 million pounds, the major differences from UK GAAP being the inclusion of intangible assets (150.8 million pounds) in total assets and the reclassification under total liabilities of redeemable preferences shares
(48.6 million pounds).

                       AUTOMATED SECURITY (HOLDINGS) PLC
                        CORE BUSINESS TRADING ANALYSIS
                     for the six months ended 31 May 1996

                                            (as restated)
                                  1996     1996       1995
                                           pounds    pounds    Change
                                 $'000     '000       '000          %
CONTINUING OPERATIONS
EUROPE TOTAL
Sales                            42,167    27,215    24,710     10.1
Recurring income                 45,544    29,395    28,566      2.9
                                 ------    ------    ------    ------
                                 87,711    56,610    53,276      6.3
                                 ------    ------    ------    ------
Operating profits                14,272     9,211     7,486     23.0
Margin                            16.3%     16.3%     14.1%

USA TOTAL
Sales                            10,829     6,989     7,674     (8.9)
Recurring income                 21,177    13,668    13,003      5.1
                                 ------    ------    ------    ------
                                 32,006    20,657    20,677     (0.1)
                                 ------    ------    ------    ------
Operating profits                 4,217     2,722     3,056    (10.9)
Margin                            13.2%     13.2%     14.8%

TOTAL CONTINUING BUSINESS
Sales                            52,996    34,204    32,384      5.6
Recurring income                 66,721    43,063    41,569      3.6
                                 ------    ------    ------    ------
                                119,717    77,267    73,953      4.5
                                 ------    ------    ------    ------
Operating profits                18,489    11,933    10,542     13.2
Margin                            15.4%     15.4%     14.3%

Operating profits                18,489    11,933    10,542     13.2
TVX Inc                            (311)     (201)      (62)  (224.2)
Bank charges                     (3,138)   (2,025)     (823)  (146.1)
Corporate costs                  (1,893)   (1,222)     (989)   (23.6)
Other costs                      (2,617)   (1,689)      318   (631.1)
                                 ------    ------    ------    ------
Profit before interest and
  exceptional operating
  expenses                       10,530     6,796     8,986    (24.4)
                                 ------    ------    ------    ------

                       AUTOMATED SECURITY (HOLDINGS) PLC
                    UNAUDITED GROUP PROFIT AND LOSS ACCOUNT
                     FOR THE THREE MONTHS ENDED 31 MAY 1996

                                                          (as
                                                        restated)
                                                 1996     1995
                                       1996     pounds   pounds
                                      $'000      '000     '000
TURNOVER
Continuing operations                 61,912    39,959   38,406
Discontinued operations                   --        --    3,462
                                      ------    ------   ------
                                      61,912    39,959   41,868
                                      ------    ------   ------
OPERATING PROFIT
Continuing operations before
  exceptional operating costs          6,033     3,894    4,688
Exceptional operating costs           (1,318)     (851)  (2,991)
Discontinued operations                   --        --      589
                                      ------    ------   ------
OPERATING PROFIT                       4,715     3,043    2,286

Amount written off fixed asset
  investments                             --        --   (2,503)
Provision for loss on operations to
  be discontinued                         --        --   (8,381)
                                      ------    ------   ------
PROFIT/(LOSS) BEFORE INTEREST          4,715     3,043   (8,598)
Interest payable and similar
  charges                             (6,137)   (3,961)  (3,896)
                                      ------    ------   ------
LOSS BEFORE TAXATION                  (1,422)     (918) (12,494)
TAXATION                                (291)     (188)    (250)
                                      ------    ------   ------
LOSS FOR THE FINANCIAL PERIOD         (1,713)   (1,106) (12,744)
Preference dividends                  (1,100)     (710)    (710)
                                      ------    ------   ------
RETAINED LOSS FOR THE FINANCIAL
  PERIOD                              (2,813)   (1,816) (13,454)
                                      ------    ------   ------
Loss per share                          (2.4)c    (1.5)p  (11.3)p
Loss per ADR                            (4.7)c    (3.0)p  (22.6)p
                                      ------    ------   ------
                                      ------    ------   ------

                       AUTOMATED SECURITY (HOLDINGS) PLC
                             CONTINUING OPERATIONS
                      FOR THE SIX MONTHS ENDED 31 MAY 1996

                                                                     Profit before
                                                                        interest
                                                   Recurring        and exceptional
                             Total revenue          revenue              items
                             1996      1995      1996      1995      1996      1995
                            pounds    pounds    pounds    pounds    pounds    pounds
                             '000      '000      '000      '000      '000      '000
OPERATION
MSS/TSL/SONITROL            54,197    51,425    28,586    27,691     9,779     8,309
MSS EIRE                     2,075     1,574       809       875      (234)     (463)
TVX                            338       277        --        --      (334)     (360)
                            ------    ------    ------    ------    ------    ------
TOTAL EUROPE                56,610    53,276    29,395    28,566     9,211     7,486
                            ------    ------    ------    ------    ------    ------

                            $ '000    $ '000    $ '000    $ '000    $ '000    $ '000
API                         21,963    23,643    15,039    15,119     2,316     2,872
SONITROL MANAGEMENT CORP     8,346     8,051     5,852     5,555     1,320     1,426
SONITROL CORP                1,265     1,179                           522       560
                            ------    ------    ------    ------    ------    ------
TOTAL USA                   31,574    32,873    20,891    20,674     4,158     4,858
                            ------    ------    ------    ------    ------    ------
TOTAL USA IN POUNDS '000    20,657    20,677    13,668    13,003     2,722     3,056
                            ------    ------    ------    ------    ------    ------
TOTAL                       77,267    73,953    43,063    41,569    11,933    10,542
                            ------    ------    ------    ------    ------    ------
                            ------    ------    ------    ------    ------    ------

                  AUTOMATED SECURITY (HOLDINGS) PLC
               NOTES RELATING TO 1996 INTERIM RESULTS

1. The accounting policies as set out in the 1995 published accounts have been applied in compiling the results for the six months to 31 May 1996.

2. The taxation charge for the half year is based on the forecast charge for the full year.

3. The directors do not recommend the payment of an interim dividend (1995: Nil).

4. Earnings per Ordinary Share is calculated by dividing the
   (loss)/profit attributable to ordinary shareholders for the six months to 31 May 1996 amounting to a loss of 4,027,000 pounds (1995 loss: 13,489,000 pounds) by the weighted average number of Ordinary Shares of 119.6 million in issue during the period.

5. The comparative income statement for the year ended 30
   November 1995 is abridged and is therefore not the company's statutory accounts for that period. Those accounts have been reported on by the company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (4) of the Companies Act 1985.

6. This announcement is being sent to all shareholders and copies are available from the Company Secretary at the registered office: The Clockhouse, The Campus, Hemel Hempstead, Hertfordshire HP2 7TL."

                                  APPENDIX IV

                    FINANCIAL INFORMATION ON THE ADT GROUP

1. Financial information in respect of the last three financial years

The following information which has been prepared in US$ and in accordance with US GAAP has been extracted from the audited consolidated financial statements of ADT for the year ended 31 December 1995 which were approved by the board of directors of ADT on 29 February 1996.

Consolidated statements of income

                                                  Year ended 31 December
                                                 1995       1994       1993
                                       Notes      $m         $m         $m
Net sales                                 3     1,525.4    1,375.9    1,286.7
Cost of sales                                   (823.5)    (748.2)    (705.6)
Selling, general and administrative             (455.8)    (409.2)    (384.9)
  expenses
Restructuring and other                   4      (34.2)      (4.5)        --
  non-recurring charges
Goodwill amortization                     3      (26.2)     (26.4)     (25.9)
                                               -------    -------    -------
Operating income                          3      185.7      187.6      170.3
Interest income                                   15.9       14.9       11.4
Interest expense                                 (90.2)     (79.8)     (58.0)
Loss on disposal of businesses         5,32      (34.4)      (1.9)        --
Other income less expenses                6        1.1       25.5        9.2
                                               -------    -------    -------
Income before income taxes                        78.1      146.3      132.9
Income taxes                              7      (26.8)     (32.0)     (21.2)
                                               -------    -------    -------
Income from continuing operations                 51.3      114.3      111.7
Loss from discontinued operations         8         --       (3.3)        --
                                               -------    -------    -------
Income before extraordinary items                 51.3      111.0      111.7
Extraordinary items (net of income        9       (9.8)        --         --
  taxes)
                                               -------    -------    -------
Net income                                        41.5      111.0      111.7
Dividends on preference shares                    (0.3)     (13.3)     (19.3)
                                               -------    -------    -------
Net income available to holders of                41.2       97.7       92.4
  Common Shares
                                               =======    =======    =======

Primary and fully diluted earnings      10            $          $          $
  per Common Share
Income from continuing operations                  0.39       0.78       0.80
Loss from discontinued operations                   --       (0.02)       --
                                               --------     -------   -------
Income per Common Share before                     0.39       0.76       0.80
  extraordinary items
Extraordinary items                              (0.08)        --         --
                                               --------    -------   -------
Net income per Common Share                       0.31       0.76       0.80
                                               ========    =======   =======

                See notes to consolidated financial statements.

Consolidated balance sheets

                                                         At 31 December
                                                        1995       1994
                                            Notes        $m         $m
Assets
Current assets:
Cash and cash equivalents                              341.8      215.7
Amounts receivable--net                        11      169.9      162.2
Inventories                                    12       31.0       40.4
Prepaid expenses and other current             13       22.7       43.4
  assets
                                                     -------    -------
Total current assets                                   565.4      461.7
Investment in and loans to associate       14, 32       88.8         --
Property, plant and equipment--net             15    1,223.5    1,332.2
Goodwill--net                                  16      823.0      862.7
Other long-term assets                         17       74.3       70.0
                                                     -------    -------
Total assets                                         2,775.0    2,726.6
                                                     =======    =======

Liabilities and shareholders' equity
Current liabilities:
Short-term debt                                18       38.8      149.1
Accounts payable                                        92.0      106.3
Other current liabilities                      19      189.1      197.8
                                                     -------    -------
Total current liabilities                              319.9      453.2
Long-term debt                                 20      927.8      852.3
Deferred revenue                               21       94.9       91.3
Deferred income taxes                          22      116.7       98.6
Other long-term liabilities                    23      126.3      130.4
Minority interests                             24       15.6         --
                                                     -------    -------
Total liabilities                                    1,601.2    1,625.8
                                                     -------    -------
Commitments and contingencies                  30
Convertible redeemable preference shares       25        4.9        5.2
Shareholders' equity:
Common Shares                                  28       13.2       13.1
Additional paid-in capital
  Share premium                                        724.9      718.0
  Contributed surplus                                1,436.6    1,436.4
Treasury shares                                29      (79.7)     (79.8)
Accumulated deficit                                   (922.0)    (963.2)
Cumulative currency translation                         (4.1)     (28.9)
  adjustments
                                                     -------    -------
Total shareholders' equity                           1,168.9    1,095.6
                                                     -------    -------
Total liabilities and shareholders' equity           2,775.0    2,726.6
                                                     =======    =======

                See notes to consolidated financial statements.

Consolidated statements of cash flows

                                             Year ended 31 December
                                           1995        1994       1993
                                            $m          $m         $m
Cash flows from operating activities
Net income                                 41.5     111.0     111.7
Adjustments to reconcile net income to
  net cash provided by operating
  activities:
Depreciation                              154.3     136.1     123.6
Goodwill amortization                      26.2      26.4      25.9
Restructuring and other non-recurring
  charges                                  32.7       4.5        --
Liquid Yield Option Notes discount
  amortization                              9.4        --        --
Refinancing costs amortization              4.9       5.3       2.2
Deferred income taxes                      17.5      23.4      15.0
Extraordinary items                         9.8        --        --
Gain on disposal of property, plant and
  equipment                                (1.3)     (1.6)     (1.3)
Loss on disposal of businesses             34.4       1.9        --
Loss on disposal of discontinued
  operations                                 --       3.7        --
Gain arising from the ownership of
  investments                              (0.1)    (21.5)     (8.5)
Gain on currency transaction               (0.9)     (2.1)     (0.2)
Other                                        --      (2.2)      2.1
Changes in assets and liabilities:
Accounts receivable                       (37.1)    (16.6)    (20.9)
Inventories                                (2.4)     (4.8)      4.4
Other assets                               (6.7)     (5.9)     15.9
Accounts payable                            7.7      11.3       7.5
Deferred revenue                            3.5       6.9       0.9
Other liabilits                           (15.2)      9.0      (6.9)
                                         ------    ------    ------
Net cash provided by operating
  activities                              278.2     284.8     271.4
                                         ------    ------    ------

Cash flows from investing activities
Purchase of property, plant and
  equipment                              (264.9)   (216.0)   (208.8)
Disposal of property, plant and
  equipment                                 6.2      10.8       6.8
Acquisition of businesses                 (68.3)    (14.8)    (18.0)
Disposal of businesses                    249.3       8.1        --
Disposal of discontinued operations          --       4.6        --
Disposal of investment in associate          --      40.2        --
Disposal of other investments               0.2      72.5      15.9
Transferable sterling loan notes             --        --      66.5
Other                                       9.7      (6.1)     (2.1)
                                         ------    ------    ------
Net cash utilized by investing
  activities                              (67.8)   (100.7)   (139.7)
                                         ------    ------    ------

                See notes to consolidated financial statements.

                                             Year Ended 31 December
                                            1995      1994      1993
                                             $m        $m        $m
Cash flows from financing activities
Net repayments of short-term debt.......   (103.9)    (26.2)     (2.9)
  Repayments of long-term debt..........   (215.9)     (1.3)   (725.0)
  Repayment of long-term acquisition
     debt...............................    (39.6)       --        --
  Proceeds from long-term debt..........    313.3     231.6     600.0
  Debt refinancing costs................    (12.0)     (1.0)    (37.7)
  Purchase of senior subordinated
     notes..............................    (33.7)       --        --
  Proceeds from issue of common
     shares.............................      7.0       7.3     165.6
  Common Shares issue costs.............       --        --     (10.8)
  Purchase of convertible redeemable
     preference shares..................       --        --      (6.5)
  Redemption of convertible redeemable
     preference shares..................       --    (420.2)       --
  Dividends paid........................     (0.3)    (18.1)    (20.0)
Other...................................       --      (3.7)      4.6
                                           ------    ------    ------
  Net cash utilized by financing
     activities.........................    (85.1)   (231.6)    (32.7)
                                           ------    ------    ------
  Effect of currency translation on cash
     and cash equivalents...............      0.8       2.1       0.3
                                           ------    ------    ------
Net increase (decrease) in cash and cash
  equivalents...........................    126.1     (45.4)     99.3
Cash and cash equivalents at beginning
  of year...............................    215.7     261.1     161.8
                                           ------    ------    ------
Cash and cash equivalents at end of
  year..................................    341.8     215.7     261.1
                                           ======    ======    ======

Cash payments during the year for
  Interest..............................     80.1      70.0      37.3
  Income taxes..........................     14.2       8.5      10.3
Non-cash investing and financing
  activities
  Conversion of convertible redeemable
     preference shares..................      0.1        --        --
  Exchange of non-voting exchangeable
     shares.............................       --       9.7       0.1
  Exchange of exchangeable redeemable
     preference shares..................       --        --      30.1
In conjunction with the acquisition of
  businesses, net liabilities (assets)
  were assumed as follows:
  Goodwill..............................    123.0      12.7      34.9
  Cash paid (net of cash assumed).......    (68.3)    (14.8)    (18.0)
  Deferred consideration................       --        --     (16.7)
                                           ------    ------    ------
  Net liabilities (assets) assumed......     54.7      (2.1)      0.2
                                           ======    ======    ======
In conjunction with the disposal of
  businesses, net assets were disposed
  as follows:
  Cash received (net of cash
     disposed)..........................    249.3       8.1        --
  Notes received........................     87.9      10.3        --
  Ordinary shares received..............      0.9        --        --
  Deferred consideration................      5.4        --        --
  Currency translation adjustments
     transferred on disposal of
     businesses.........................    (21.1)       --        --
  Loss on disposal of businesses
     (including net unamortized goodwill
     and cumulative currency translation
     adjustments).......................     34.4       1.9        --
                                           ------    ------    ------
  Net assets disposed...................    356.8      20.3        --
                                           ======    ======    ======
In conjunction with the disposal of
  discontinued operations, net assets
  were disposed as follows:
  Cash received (net of cash
     disposed)..........................       --       4.6        --
  Loss on disposal of discontinued
     operations (including net
     unamortized goodwill)..............       --       3.7        --
                                           ------    ------    ------
  Net assets disposed...................       --       8.3        --
                                           ======    ======    ======

See notes to consolidated statements.

Consolidated statements of changes in shareholders' equity



                                                                 Cumulative
                                        Contri-          Accum-   currency
                         Common Share   buted   Treasury ulated  translation
                         shares premium surplus   shares deficit adjustments Total
                           $m     $m      $m        $m     $m        $m       $m
At 1 January 1993........ 11.0  558.0   1,442.6  (103.1)  (1,153.3) (33.7)   721.5
Common Shares issued.....  2.0  152.8        --      --         --     --    154.8
Treasury purchases of
  convertible preference
  shares.................   --     --       0.9      --         --     --      0.9
Exchange of non-voting
  exchangeable shares....   --     --      (0.1)    0.2         --     --      0.1
Exchangeable redeemable
  preference shares
  premium amortization...   --     --      (0.7)     --         --     --     (0.7)
Net income...............   --     --        --      --      111.7     --    111.7
Dividends on preference
  shares.................   --     --        --      --      (19.3)    --    (19.3)
Currency translation
  adjustments............   --     --        --      --         --  (11.7)   (11.7)
                          ----  ------   -------  ------  --------  ------  ------
At 31 December 1993...... 13.0  710.8   1,442.7  (102.9)  (1,060.9) (45.4)   957.3
Common Shares issued.....  0.1    7.2        --      --         --     --      7.3
Reversal of redemption
  premium on convertible
  preference shares......   --     --       1.8      --         --     --      1.8
Exchange of non-voting
  exchangeable shares....   --     --      (8.1)   23.1         --     --     15.0
Net income...............   --     --        --      --      111.0     --    111.0
Dividends on preference
  shares.................   --     --        --      --      (13.3)    --    (13.3)
Currency translation
  adjustments............   --     --        --      --         --   16.5     16.5
                          ----  -----   -------   ------    -------- -----  -------

At 31 December 1994...... 13.1  718.0   1,436.4   (79.8)    (963.2) (28.9) 1,095.6
Common Shares issued.....  0.1    6.9        --      --         --     --      7.0
Conversion of convertible
  preference shares......   --     --       0.3      --         --     --      0.3
Exchange of non-voting
  exchangeable shares....   --     --      (0.1)    0.1         --     --       --
Net income...............   --     --        --      --       41.5     --     41.5
Dividends on preference
  shares.................   --     --        --      --       (0.3)    --     (0.3)
Currency translation
  adjustments............   --     --        --      --         --    3.7      3.7
Currency translation
  adjustments transferred
  on disposal of
  businesses.............   --     --        --      --         --   21.1     21.1
                          ----  -----   -------   ------   ------- ------   -------
At 31 December 1995...... 13.2  724.9   1,436.6   (79.7)    (922.0)  (4.1) 1,168.9
                          ----  -----   -------   ------   ------- ------  -------
                          ----  -----   -------   ------   ------- ------  -------

See notes to consolidated financial statements.

Notes to the consolidated financial statements

1. Basis of consolidated financial statements

The consolidated financial statements have been prepared in US dollars in accordance with generally accepted accounting principles in the US and as described in note 2. The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Certain figures at 31 December 1994 and for the years ended 31
December 1994 and 1993 have been reclassified to conform to the 1995 presentation. In particular, corporate expenses have been reclassified from other income less expenses to a separate component of operating income, and gains/losses on disposal of businesses have been reclassified from operating income to a separate component of income before income taxes. These reclassifications have had no net effect on the reported earnings for income before income taxes and net income. In addition, the balances on the accumulated deficit and the cumulative currency translation adjustments accounts have been reviewed and reclassified. These reclassifications have had no net effect on total shareholders' equity.

2. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements incorporate the financial statements of ADT, a company incorporated in Bermuda, and its subsidiaries. ADT is a holding company with no independent business operations or assets other than its investment in its subsidiaries, intercompany balances and holdings of cash and cash equivalents. ADT's businesses are conducted through its subsidiaries. ADT consolidates companies in which it owns more than fifty per cent. of the voting shares unless control is likely to be temporary. The results of subsidiary companies acquired or disposed of during the financial year are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All significant intercompany balances and transactions have been eliminated in consolidation.

Associates

For investments in which the ADT Group owns more than twenty per cent. of the voting shares, or over which it exerts significant influence over operating and financial policies, the equity method of accounting is used in the consolidated financial statements.

The investment in associates is shown in the consolidated balance sheets as the ADT Group's proportion of the underlying net assets of these companies plus any goodwill attributable to the acquisitions less any write off required for a permanent diminution in value. The consolidated statements of income include the ADT Group's share of net income of associates less applicable goodwill amortization.

Currency translation

The results of subsidiaries and associates located outside the US which account in a functional currency other than US dollars are translated into US dollars at the average rate of exchange for the year. The assets and liabilities of subsidiaries and associates located outside the US which account in a functional currency other than US dollars are translated into US dollars at the rate ruling at the balance sheet date. Currency translation adjustments arising from the use of differing exchange rates from period to period are included as a separate component in shareholders' equity.

The gains and losses arising from currency transactions are included in the consolidated statements of income.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, demand deposits and highly liquid instruments, with an original maturity of three months or less. As a result of the short-term maturity of these financial instruments their carrying value is approximately equal to their fair market value.

Inventories

Inventories are carried at the lower of cost or net realizable value. Cost includes an addition for production overheads where appropriate and is determined on a first-in first-out basis.

Property, plant and equipment

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is provided to write off the cost of the assets over their estimated useful lives, using the straight line method, at the following annual rates:


Owned property and related improvements           2% - 4%
Leased property and related improvements          term of lease
Subscriber systems                                shorter of actual contract
                                                   duration or 7%, and 10%
Central monitoring equipment                      7% - 14%
Other plant and equipment                         10% - 40%

Repairs and maintenance costs are expensed as incurred.

Gains and losses arising on the disposal of property, plant and equipment are included in the consolidated statements of income.

Goodwill

The goodwill that arises where the acquisition cost of subsidiaries and associates exceeds the fair values attributable to the underlying net assets is capitalized and is being amortized on a straight line basis over its estimated useful life, covering periods not exceeding forty years. Goodwill arising on the acquisition of associates is included in investment in associates. Costs attributable to the acquisition, including the costs of any reorganization arrangements, less related income, are treated as reducing the value of the net assets acquired.

The carrying value of goodwill is evaluated periodically in relation to the operating performance and future undiscounted cash flows of the underlying businesses. Where, in the opinion of the ADT
Group, a permanent diminution in the value of goodwill has occurred, the amount of the diminution is included in the consolidated statements of income.

Income taxes

Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the consolidated financial statements and tax bases of assets and liabilities, using tax rates in effect for the years in which the differences are expected to reverse.

Share premium and contributed surplus

In accordance with the Bermudian Act, when ADT issues shares for cash at a premium to their par value, the resulting premium is credited to a share premium account, a non distributable reserve. When ADT issues shares in exchange for shares of another company, the excess of the fair value of the shares acquired over the par value of the shares issued by ADT is credited to contributed surplus which is, subject to certain conditions, a distributable reserve.

Net sales

Net sales represent the invoiced value of goods and services to outside customers net of sales-related taxes.

Revenue recognition

Revenue from services or products is recognized in the consolidated statements of income as services are rendered or deliveries made. Service charges, which consist of subscriber billings for services not yet rendered, are deferred and taken into income as earned and the deferred element is included in long-term liabilities. Revenue from the installation of electronic security systems is recognized when installations are completed.

Pensions and post-retirement benefits

The ADT Group operates various pension and post-retirement benefit plans designed in accordance with conditions and practices in the countries concerned. Contributions or accruals for costs are based on periodic actuarial valuations and are charged to the consolidated statements of income on a systematic basis over the expected average remaining service lives of current employees.

3. Segment information

The ADT Group is engaged in two service businesses, electronic security services in North America and Europe and vehicle auction and related services in the US. The ADT Group's principal activities in the electronic security services business are the electronic monitoring and maintenance of its installed base of security systems and the installation of new, monitored security systems to add to its installed base. The ADT Group's vehicle auction services business operates a network of large auction centers which provide an organized wholesale marketplace for the sale and purchase of used vehicles.

Business segments

                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
Net sales
Electronic security services (i)           1,092.5      999.8      937.3
Vehicle auction services (ii)                432.9      376.1      349.4
                                           -------    -------    -------
                                           1,525.4    1,375.9    1,286.7
                                           -------    -------    -------
                                           -------    -------    -------
Operating income
Electronic security services (i)             148.7      153.7      135.1
Vehicle auction services (ii)                 70.2       62.7       61.6
Corporate (iii)                              (33.2)     (28.8)     (26.4)
                                           -------    -------    -------
                                             185.7      187.6      170.3
                                           -------    -------    -------
                                           -------    -------    -------

 (i) In 1995 electronic security services operating income was stated after a charge of $21.4 million relating to restructuring and other non recurring charges (note 4(i)).

     In November 1995 the ADT Group disposed of its entire European electronic article surveillance business. The net gain on disposal of $31.4 million was included in the loss on disposal of businesses (note 5(ii)).

     In June 1994 the ADT Group disposed of its entire Australasian electronic security services businesses and in December 1994 the ADT Group disposed of certain of its North American (Puerto Rico and US Virgin Islands).

      electronic security services operations. The net loss on disposal of $1.9 million was included in the loss on disposal of businesses (note 5(iii)).

      The information represents the amounts included in the electronic security services business segment information above which related to the businesses and operations disposed of.


                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
Net sales                                  45.9       76.2       87.2
Operating (loss) income                    (4.9)       2.6        4.0

(ii) In December 1995 the ADT Group disposed of an interest in its UK and Continental European vehicle auction services businesses ('European Auctions') (notes 14 and 32). The net loss on disposal of $65.8 million was included in the loss on disposal of businesses (note 5(i)).

      The following information represents the amounts included in the vehicle auction services business segment information above which related to the businesses disposed of.

                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
Net sales                                  163.1      122.8       98.2
Operating income                            35.9       29.0       24.1


(iii) Corporate expense comprise administrative, legal and general corporate expenses. In 1995 corporate expenses were stated after a charge of $12.8 million (1994 - $4.5 million) relating to restructuring and other non-recurring charges (note 4(ii).

(iv) The total amount of advertising expense for the year included in the consolidated statements of income amounted to $56.1 million (1994 - $45.5 million; 1993 - $42.8 million).

                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
Depreciation
Electronic security services                 135.9      119.1      107.0
Vehicle auction services                      17.8       16.3       15.9
Corporate                                      0.6        0.7        0.7
                                           -------   --------   --------
                                             154.3      136.1      123.6
                                           =======   ========   ========

Goodwill amortization
Electronic security services                  18.6       19.2       18.9
Vehicle auction services                       7.6        7.2        7.0
                                           -------   --------   --------
                                              26.2       26.4       25.9
                                           =======   ========   ========

Capital expenditures
Electronic security services                 231.5      192.6      177.1
Vehicle auction services                      31.8       23.1       31.3
Corporate                                      1.6        0.3        0.4
                                           -------    -------    -------
                                             264.9      216.0      208.8
                                           =======    =======    =======

Identifiable assets
Electronic security services               1,879.0    1,672.6    1,621.6
Vehicle auction services                     438.1      809.8      776.8
Corporate                                    457.9      244.2      360.1
                                           -------    -------    -------
                                           2,775.0    2,726.6    2,758.5

Discontinued operations                         --         --       32.2
                                           -------    -------    -------
                                           2,775.0    2,726.6    2,790.7
                                           =======    =======    =======

Geographical segments

                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
Net sales
North America                              1,162.3    1,055.4      989.6
Europe                                       363.1      303.8      267.9
Australasia                                     --       16.7       29.2
                                           -------   --------   --------
                                           1,525.4    1,375.9    1,286.7
                                           =======   ========   ========

Operating income
North America                                154.3      154.2      140.5
Europe                                        31.4       33.2       32.2
Australasia                                     --        0.2       (2.4)
                                           -------   --------   --------
                                             185.7      187.6      170.3
                                           =======   ========   ========

Identifiable assets
North America                              2,344.0    2,067.9    2,098.5
Europe                                       431.0      658.7      644.1
Australasia                                     --         --       15.9
                                           -------   --------   --------
                                           2,775.0    2,726.6    2,758.5
Discontinued operations                          --         --      32.2
                                           -------   --------   --------
                                           2,775.0    2,726.6    2,790.7
                                           =======   ========   ========

4. Restructuring and other non-recurring charges

                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
Electronic security services (i)             (21.4)        --         --
Corporate (ii)                               (12.8)      (4.5)        --
                                           -------   --------   --------
                                             (34.2)      (4.5)        --
                                           =======   ========   ========

During 1995 the ADT Group commenced a strategic review of its business operations and its corporate organizational structure with a view to developing a business strategy which would place the ADT Group in a stronger position to deal with the changing business environment and challenges facing its core service businesses in the late 1990's.

(i) As part of the strategic review the ADT Group commenced an evaluation of the administrative, accounting and management information systems of its US electronic security services division (the "Re-Engineering Project"). The Re-Engineering Project, which is on-going, is intended to modify and improve the entire structure of the business operations. As a consequence of the Re-Engineering Project, and incorporating the effects of the acquisition of Alert Centre, Inc. ("Alert"), in December 1995 senior executive management approved an initial restructuring plan which resulted in a charge for restructuring and other non-recurring items in the US electronic security services division of $19.4 million.

      The US electronic security services division restructuring charge principally included the closure of the Parsippany, New Jersey and associated corporate offices, which it is expected will be substantially completed by December 1996. Full implementation of the restructuring plan will result in the termination of approximately 250 employees. Employee severance and other associated costs included in the charge amounted to $13.6 million; the write off of certain property, plant and equipment amounted to $1.9 million and other integration and restructuring costs amounted to $3.9 million.

      As part of the strategic review the ADT Group also commenced an evaluation of the management information systems of its UK electronic security services division. In December 1995 senior executive management approved a restructuring plan, which it is expected will be substantially completed by December 1996, which resulted in a charge for restructuring and other non-recurring items of $2.0 million principally relating to the write off of property, plant and equipment.

(ii) In addition, during 1995 the ADT Group also evaluated its group corporate structure, in particular in the UK. As a result, in December 1995, senior executive management approved a restructuring plan, which it is expected will be substantially completed by December 1996, which resulted in a charge for restructuring and other non-recurring items at the corporate level of $12.8 million.

      The corporate restructuring charge included the provision for idle property leases of $5.6 million, the termination of certain contractual obligations and other settlement costs of $4.8 million, and employee severance for four executives, and other associated costs, of $2.4 million.

      The corporate restructuring charge in 1994 of $4.5 million was principally attributable to the ADT Group's corporate administration in the UK and related to a provision for idle property leases.

5. Loss on disposal of businesses


                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
UK and Continental European vehicle
  auction services businesses (i)            (65.8)        --
European electronic article surveillance
  business (ii)                               31.4         --         --
Other (iii)                                     --       (1.9)        --
                                           -------    -------    -------
                                             (34.4)      (1.9)        --
                                           =======    =======    =======

 (i) In December 1995 the ADT Group disposed of an interest in European Auctions (note 32) for an aggregate consideration of $334.9 million (note 14). The net loss on disposal of $65.8 million included $136.5 million relating to the write off of net unamortized goodwill (note 16(ii)) and a $23.2 million charge relating to cumulative currency translation adjustments.

(ii) In November 1995 the ADT Group disposed of its entire European electronic article surveillance business for an aggregate consideration of $54.0 million, comprising cash of $48.6 million and deferred consideration held in an escrow account of $5.4 million, which at 31 December 1995 was included in other long-term assets (note 17). The net gain on disposal of $31.4 million included a $2.1 million gain relating to cumulative currency translation adjustments.

(iii) In June 1994 the ADT Group disposed of its entire Australasian electronic security services businesses and in December 1994 the ADT Group disposed of certain of its North American (Puerto Rico and US Virgin Islands) electronic security services operations. The aggregate consideration on these disposals amounted to $19.5 million (comprising cash of $9.2 million and notes receivable of $10.3 million) and the net loss on disposal of $1.9 million included $10.7 million relating to the write off of net unamortized goodwill (note 16(ii)).

6. Other income less expenses

                                              Year ended 31 December
                                            1995       1994       1993
                                             $m         $m         $m
Gains and losses arising from the
  ownership of:
  Short-term investments                      --         3.0        0.8
  Long-term investments                      0.1        18.5        7.7
Dividend income on investments
                                             0.1         1.9        0.5
Gains and losses on currency
  transactions                               0.9         2.1        0.2
                                           -------    -------    -------
                                             1.1        25.5        9.2
                                           =======    =======    =======

Realized gains and losses arising from the ownership of short-term and long-term investments are principally stated before carrying costs of interest, administrative and other expenses. During 1994 gains arising from the ownership of long-term investments comprised $4.2 million relating to the disposal of the ADT Group's entire equity investment in Nu-Swift plc ("Nu-Swift") (note 14) and other net gains of $14.3 million principally arising from the disposal of other non-core investments. During 1993 gains arising principally from the ownership of long-term investments included $7.4 million arising principally as a result of holders of the ADT's exchangeable redeemable preference shares exercising their option to exchange their exchangeable redeemable preference shares for ordinary shares of BAA plc ("BAA") (note 27).

7. Income Taxes

(i) The provision for income taxes in the consolidated statements of income was as follows:

                                                   Year ended 31 December
                                                 1995       1994       1993
                                                  $m         $m         $m
     Current income taxes:
     US (principally state income taxes)         (3.0)      (4.6)      (2.9)
     Non US                                      (6.3)      (4.0)      (3.3)
                                               ------    -------    -------
                                                 (9.3)      (8.6)      (6.2)
                                                -------    -------    -------
     Deferred income taxes: (note 22)
     US (principally federal income taxes)      (16.5)     (22.0)     (13.8)
     Non US                                      (1.0)      (1.4)      (1.2)
                                               -------    -------    -------
                                                (17.5)     (23.4)     (15.0)
                                                -------    -------    -------
                                                (26.8)     (32.0)     (21.2)
                                                =======    =======    =======

(ii) Income before income taxes included the following components:

                                              Year ended 31 December
                                              1995       1994       1993
                                               $m         $m         $m
US income                                     62.9       81.8       87.9
Non US income                                 15.2       64.5       45.0
                                           -------    -------    -------
Income before income taxes                    78.1      146.3      132.9
                                           =======    =======    =======

(iii) The reconciliation between notional US Federal income taxes at the statutory rate on consolidated income before income taxes and the ADT Group's income tax provision was as follows:

                                              Year ended 31 December
                                              1995       1994       1993
                                               $m         $m         $m
     Notional US Federal income taxes at
      the statutory rate                     (27.3)     (51.2)     (46.5)
     Adjustments to reconcile to the ADT
      Group's income tax provision:
     US state income tax provisions, net      (2.6)      (3.2)      (2.9)
     Non US net (losses) earnings             (2.0)      17.2       11.3
     Utilization and/or recognition of
      tax loss carryforwards and other
      items                                    5.1        5.2       16.9
                                           -------    -------    -------
     Income tax provision                    (26.8)     (32.0)     (21.2)
                                           =======    =======    =======



8. Loss from discontinued operations

Discontinued operations represented the disposal during 1994 of all the ADT Group's non-core businesses, principally the Insight Travel Group. The ADT Group no longer has any interests in non-core businesses. The aggregate cash consideration on these disposals amounted to $11.2 million. Included in the loss from discontinued operations for 1994 were net losses on disposal of the non-core businesses amounting to $3.7 million, which included $19.1 million relating to the write off of net unamortized goodwill on the disposal of the non-core businesses (note 16(ii)). The net income from operations for 1994 included in the loss from discontinued operations amounted to $0.4 million (1993 - nil) on net sales of $80.6 million (1993 - $96.9 million).

9. Extraordinary items

In July 1995 the ADT Group repaid in full all amounts outstanding under its previous bank credit agreement, which was subsequently cancelled. The ADT Group funded the repayment from the net proceeds of the issue of its zero coupon subordinated Liquid Yield Option Notes (note 20(iii)). Extraordinary items included the write off of net unamortized deferred refinancing costs of $12.8 million (note 17) relating to the early extinguishment of all amounts outstanding under the previous bank credit agreement, and were stated net of applicable income taxes of $4.5 million.

During 1995 the ADT Group reacquired in the market certain of its senior subordinated notes (note 20(ii)), which was financed from cash on hand. Extraordinary items included the loss arising on reacquisition of $0.9 million and the write off of net unamortized deferred refinancing costs of $0.8 million (note 17) relating to the early extinguishment of certain amounts outstanding under the senior subordinated notes, and were stated net of applicable income taxes of $0.2 million.

10. Earnings per Common Share

The calculation of primary earnings per Common Share was based on the weighted average of 131,248,518 (1994 - 129,113,421;
1993 - 115,008,199) Common Shares in issue during the year after allowing for full conversion rights attaching to non-voting exchangeable shares and the allotment of Common Shares under executive share option schemes, which are considered common stock equivalents. Primary earnings per Common Share from continuing operations was based on adjusted net income from continuing operations available to holders of Common Shares of $51.0 million (1994 - $101.0 million; 1993 - $91.7 million).

11. Accounts receivable - net

                                              At 31 December
                                              1995       1994
                                               $m         $m
Trade accounts receivable                    183.9      176.2
Less: allowance for doubtful receivables     (14.0)     (14.0)
                                           --------    -------
                                             169.9      162.2
                                           ========    =======

12. Inventories


                                              At 31 December
                                              1995       1994
                                               $m         $m
Raw materials and consumables                  8.8       11.6
Work in process                               12.5       13.9
Finished goods                                 9.7       14.9
                                            --------    -------
                                              31.0       40.4
                                            ========    =======


13. Prepaid expenses and other current assets

                                             At 31 December
                                             1995       1994
                                              $m         $m
Prepaid expenses                              6.7       11.9
Other current assets                         16.0       31.5
                                           ------    -------
                                             22.7       43.4
                                           ======    =======


14. Investment in and loans to associate

                                             At 31 December
                                            1995        1994
                                             $m          $m
Vendor Note                                  83.9        --
Shareholder Loan Notes                       13.9        --
                                           -------    ------
                                             97.8        --
Less: unamortized discount                   (9.9)       --
                                           -------    ------
                                             87.9        --
Investment in ordinary share capital          0.9        --
                                           -------    ------
                                             88.8        --
                                           =======    ======



In December 1995 the ADT Group disposed of an interest in European Auctions to Integrated Transport Systems Limited
("ITS") (note 32) for an aggregate consideration of $334.9 million.

The aggregate consideration received by the ADT Group on closing was comprised of cash of $235.1 million, $187.6 million aggregate principal amount at maturity of a subordinated deep discount zero coupon loan note issued by ITS maturing in March
2004 ("Vendor Note"), $31.1 million aggregate principal amount at maturity of subordinated deep discount zero coupon loan notes issued by ITS maturing in March 2004 ("Shareholder Loan
Notes"), and a 43.1 per cent. interest in the ordinary share capital of ITS at an issue price of $2.0 million.

The Vendor Note is a sterling loan note with an issue price of $83.9 million, reflecting a yield to maturity of 10.0 per cent. per annum, and valued by the ADT Group at $74.6 million. There are no periodic payments of interest. The Vendor Note is a subordinated, non-collateralized obligation of ITS and is transferrable, under certain conditions, after December 1998.

The Shareholder Loan Notes are transferrable sterling loan notes with an issue price of $13.9 million, reflecting a yield to maturity of 10.0 per cent. per annum, and valued by the ADT Group at $13.3 million. There are no periodic payments of interest. The Shareholder Loan Notes are subordinated, non-collateralized obligations of ITS and are also subordinated to the Vendor Note.

The discount on the Vendor Note of $9.3 million will be amortized on a basis linked to the yield to maturity over the life of the loan note as a credit to interest income, and represents the difference between the stated yield to maturity and the prevailing market yield to maturity of approximately 11.5 per cent. per annum, for similar types of loan notes at the time the Vendor Note was issued in December 1995.

The aggregate fair market value of the Vendor Note and Shareholder Loan Notes at 31 December 1995 amounted to $87.9 million, and is based on discounting the loan notes at estimated current sterling interest rates on similar term financial instruments.

The 43.1 per cent. interest in the ordinary share capital of ITS was valued by the ADT Group at $0.9 million.

In February 1996 the ADT Group disposed of its entire interest in Shareholder Loan Notes with an issue price of $13.9 million and valued by the ADT Group at $13.3 million (net of unamortized discount of $0.6 million), and 33.1 per cent. of the ordinary share capital of ITS valued by the ADT Group at $0.9 million, for an aggregate cash consideration of $15.4 million. As a result, the ADT Group now holds a 10.0 per cent. interest in the ordinary share capital of ITS, valued by the ADT Group at a nominal amount, together with the Vendor Note.

In March 1994 the ADT Group disposed of its entire equity investment in Nu-Swift, a UK quoted company, for an aggregate consideration of $50.1 million which was satisfied by the receipt of cash of $41.1 million and $9.0 million in the form of interest bearing, collateralized sterling loan notes repayable to the ADT Group in equal installments in each of the years 1995 to 1998 of which, at 31 December 1995, $2.3 million (1994 - $2.3 million) was included in other current assets (note 13) and $4.6 million
(1994 - $6.9 million) was included in other long-term assets (note
17). The gain on disposal of $5.1 million, less related costs of $0.9 million, was included in other income less expenses (note 6).

15. Property, plant and equipment - net

                                             At 31 December
                                            1995       1994
                                             $m         $m
Cost:
Property and related improvements            263.3      450.7
Subscriber systems                         1,363.8    1,170.6
Other plant and equipment                    172.9      200.1
                                           -------    -------
Total cost                                 1,800.0    1,821.4
                                           -------    -------
Accumulated depreciation:
Property and related improvements             40.2       42.1
Subscriber systems                           431.2      338.2
Other plant and equipment                    105.1      108.9
                                           -------    -------
Total accumulated depreciation               576.5      489.2
                                           -------    -------
Net book values                            1,223.5    1,332.2
                                           =======    =======


16. Goodwill - net

                                            1995       1994
                                             $m         $m
Cost:
At 1 January                               1,041.5    1,062.7
Acquisitions (i)                             123.0       12.7
Disposals (ii)                              (168.4)     (33.9)
                                           -------    -------
At 31 December                               996.1    1,041.5
                                           -------    -------
Accumulated Amortization:
At 1 January                                 178.8      156.1
Charge for the year (iii)                     26.2       26.8
Disposals (ii)                               (31.9)      (4.1)
                                           -------    -------
At 31 December                               173.1      178.8
                                           -------    -------
Net book values:
At 31 December                               823.0      862.7
                                           =======    =======




(i) In December 1995 the ADT Group acquired 76.0 per cent. of the outstanding voting share capital of Alert, an electronic security services company in the US, for an aggregate cash consideration of $69.0 million, which was financed from cash in hand. The amount of goodwill arising from this acquisition was $120.1 million. In January 1995 the ADT Group acquired a vehicle auction services business in Belgium for an aggregate cash consideration of $4.2 million, which was disposed of in December 1995 as part of the disposal by the ADT Group of an interest in European Auctions (note 16(ii)). During 1995 the ADT Group also acquired several small electronic security services businesses in the US and Europe for an aggregate cash consideration of $1.0 million.

     In December 1994 the ADT Group acquired a vehicle auction services business in the UK for an aggregate cash consideration of $14.8 million.

     All acquisitions have been accounted for using the purchase method. Accordingly, the respective purchase prices have been allocated to assets acquired and liabilities assumed based on their preliminary estimated fair values. These allocations resulted in goodwill of $123.0 million arising during the year (1994 - $12.7 million).

(ii) In December 1995 the ADT Group disposed of an interest in European Auctions (notes 14 and 32). Net unamortized goodwill on disposal of $136.5 million was included in the loss on disposal of businesses in the consolidated statements of income (note 5(i)).

     In June 1994 the ADT Group disposed of its entire Australasian electronic security services businesses and in December 1994 the ADT Group disposed of certain of its North American (Puerto Rico and US Virgin Islands) electronic security services operations. The net unamortized goodwill on disposals of $10.7 million was included in the loss on disposal of businesses in the consolidated statements of income (note 5(iii)). During 1994 the ADT Group disposed of all its non-core businesses, principally the Insight Travel Group. Net unamortized goodwill on disposals of $19.1 million was included in the loss from discontinued operations in the consolidated statements of income (note 8).

(iii) The charge for the year in 1994 included $0.4 million (1993 - $0.6 million) relating to discontinued operations (note 8).

17.  Other long-term assets


                                                        At 31 December
                                                        1995     1994
                                                          $m       $m

Deferred refinancing costs                              24.7     31.2
Other long-term assets                                  49.6     38.8
                                                        ----     ----
                                                        74.3     70.0
                                                        ====     ====



In connection with the refinancing of certain long-term obligations of the ADT Group in 1993 and in 1995 (note 20), the ADT Group incurred certain fees and expenses. These refinancing costs are being amortized as interest expense through the consolidated statements of income on a straight line basis over the terms of the respective lives of the senior notes, senior subordinated notes, Liquid Yield Option Notes and new revolving bank credit agreement. Refinancing costs incurred during 1995 in respect of the Liquid Yield Option Notes and new revolving bank credit agreement amounted to $12.0 million. The refinancing costs amortization for the year amounted to $4.9 million (1994 - $5.3 million; 1993 - $2.2 million). In July 1995 $12.8 million of net unamortized deferred refinancing costs relating to the early extinguishment of all amounts outstanding under the previous bank credit agreement were written off as extraordinary items in the consolidated statements of income (note 9). During 1995 $0.8 million of net unamortized deferred refinancing costs relating to the early extinguishment of certain amounts outstanding under the senior subordinated notes were written off as extraordinary items in the consolidated statements of income (note 9).

18.  Short-term debt

                                                         At 31 December
                                                         1995      1994
                                                           $m        $m

Bank and acceptance facilities                           38.6      44.3
Current portion of long-term debt (note 20)               0.2     104.8
                                                         ----     -----
                                                         38.8     149.1
                                                         ====     =====


The average rate of interest on short-term debt outstanding at 31 December 1995 was 7.9 per cent. (1994 - 9.0 per cent.). Short-term debt is generally repayable on demand or at an interest payment date, and is non-collateralized except for $0.2 million (1994 - $22.4 million) of the current portion of long-term debt (note 20).

19.  Other current liabilities

                                                        At 31 December
                                                        1995      1994
                                                          $m        $m

Accruals                                                60.1      64.4
Payroll and employee benefits                           48.4      48.7
Payments received on account                             9.4       8.1
Income taxes                                             8.3      16.6
Interest payable                                        21.3      26.7
Short-term restructuring, disposition and
 other provisions                                       35.0      20.4
Other current liabilities                                6.6      12.9
                                                       -----     -----
                                                       189.1     197.8
                                                       =====     =====

20.  Long-term debt

                                                         At 31 December
                                                       1995          1994
                                                         $m            $m
Senior notes (i)                                      250.0         250.0
Senior subordinated notes (ii)                        317.2         350.0
Liquid Yield Option Notes (iii)                       306.8             -
New revolving bank credit agreement (iv)               15.0             -
Previous bank credit agreement
- - Term loans (liquidity letter of
  credit facility)                                        -         198.7
- - Revolving credit facility                               -          32.9
Eurobond issue (v)                                        -          82.0
Other (vi)                                             39.0          43.5
                                                     ------        ------
                                                      928.0         957.1
Less: current portion (note  18)                       (0.2)       (104.8)
                                                     ------        ------
                                                      927.8         852.3
                                                     ======        ======


(i) The $250.0 million 8.25 per cent. senior notes due August 2000 were issued in August 1993, through a public offering, by ADT Operations, Inc., a company incorporated in the US and an indirect wholly owned subsidiary of ADT, and are guaranteed on a senior basis by ADT and certain subsidiaries of ADT Operations, Inc. The senior notes are not redeemable prior to maturity and interest is payable semi-annually. The indentures governing the senior notes contain certain covenants including limitations on indebtedness, limitations on certain payments, including dividends on ADT's Common Shares, and compliance with various financial and operating covenants and prohibitions. The senior notes are non-collateralized senior obligations of ADT Operations, Inc. ranking pari passu in right of payment with all other existing and future senior indebtedness of ADT Operations, Inc. including indebtedness under the new revolving bank credit agreement referred to in (iv) below.

(ii) The $350.0 million 9.25 per cent. senior subordinated notes due August 2003 were issued in August 1993, through a public offering, by ADT Operations, Inc., and are guaranteed on a senior subordinated basis by ADT. The senior subordinated notes are redeemable in whole or in part, at the option of ADT Operations, Inc., at any time after August 1998 at the following redemption prices: during the twelve month period beginning (a) August 1998 at 103.75 per cent. (b) August 1999 at 102.50 per cent. (c) August 2000 at 101.25 per cent., and thereafter at 100.00 per cent. of the principal amount. Interest is payable semi-annually. The indentures governing the senior subordinated notes contain certain covenants as set out for the senior notes in (i) above. The senior subordinated notes are non-collateralized, senior subordinated obligations of ADT Operations, Inc. ranking pari passu with, or senior in right of payment to, all other existing and future indebtedness of ADT Operations, Inc. that is expressly subordinated to senior indebtedness of ADT Operations, Inc. During 1995 the ADT Group reacquired in the market $32.8 million face value of the senior subordinated notes at a purchase cost of $33.7 million, which was financed from cash in hand. The loss arising on reacquisition of $0.9 million, and related costs of $0.8 million, was included in extraordinary items (note 9).

(iii) In July 1995 ADT Operations, Inc. issued $776,250,000 aggregate principal amount at maturity of its zero coupon subordinated Liquid Yield Option Notes ("LYO Notes") maturing July 2010. The net proceeds of the issue amounted to $287.4 million, after costs of issuance of $10.0 million, which was used to repay in full all amounts outstanding under ADT Operations, Inc.'s previous bank credit agreement, which was subsequently cancelled.

      The issue price per LYO Note was $383.09, being 38.309 per cent. of the principal amount of $1,000 per LYO Note at maturity, reflecting a yield to maturity of 6.5 per cent. per annum (computed on a semi-annual bond equivalent basis). There are no periodic payments of interest. The discount amortization on the LYO Notes is being charged as interest expense through the consolidated statements of income on a basis linked to the yield to maturity. The LYO Notes discount amortization charge for 1995 amounted to $9.4 million. Each LYO Note is exchangeable for ADT Common Shares at the option of the holder at any time prior to maturity, unless previously redeemed or otherwise purchased by ADT Operations, Inc., at an exchange rate of 28.23 Common Shares per LYO Note. Any LYO Note will be purchased by ADT Operations, Inc. at the option of the holder as of July 2002 for a purchase price per LYO Note of $599.46. At this time, if the holder exercises the option, ADT has the right to deliver all or a portion of the purchase price in the form of ADT Common Shares. Beginning on July 2002 the LYO Notes are redeemable for cash at any time at the option of ADT Operations, Inc., in whole or in part, at redemption prices equal to the issue price plus accrued original issue discount to the date of redemption. The LYO Notes are guaranteed on a subordinated basis by ADT.

(iv) In August 1995 ADT Operations, Inc. entered into a new $300 million revolving bank credit agreement which replaced its previous bank credit agreement. The new agreement has a term of five years and is guaranteed on a senior basis by ADT and certain subsidiaries of ADT Operations, Inc. Amounts available under this facility are available for borrowing and reborrowing (or issuance and reissuance in the case of letters of credit up to a maximum of $100 million), subject to certain conditions at that time, until June 2000 at which time all amounts are repayable in full. At 31 December 1995 $15.0 million was drawn down under the new agreement plus letters of credit amounting to $81.0 million which have been issued and have terms of less than one year. At 31 December 1994 letters of credit amounting to $90.6 million had been issued under the revolving credit facility of the previous bank credit agreement. The ADT Group utilizes letters of credit to back certain financing arrangements and insurance policies as well as for trade purposes. The letters of credit approximately reflect fair value as a condition of their underlying purpose. The
      ADT Group expects the counterparties to fully perform under the terms of the agreements.

      Amounts drawn down under the new revolving bank credit agreement bear interest at a floating rate equal, at the option of ADT Operations, Inc., to either the alternative base rate plus a margin or the reserve adjusted LIBO rate plus a margin. The average rate of interest at 31 December 1995 was 7.6 per cent. (1994 - 7.3 per cent.).

      The new revolving bank credit agreement contains certain financial and operating covenants, including restrictions on the ADT Group's ability to incur additional indebtedness, limitations on certain payments, including dividends on the Common Shares of ADT and ADT Operations, Inc., and certain other financial covenants, including a minimum cash flow coverage ratio, a minimum debt to total capitalization ratio and a minimum level of shareholders' equity.

(v) In November 1988 the ADT Group made a 6.5 per cent. bearer eurobond issue of deutschemarks 150 million. In a transaction that met current ISDA standards, between the ADT Group and a major international financial institution with a Standard & Poor's credit rating of at least 'A', the proceeds were swapped into dollars, producing net proceeds of $82.0 million at a fixed interest rate of 10.55 per cent. per annum. In November 1995, under the terms of these arrangements, the ADT Group repaid in full, from cash on hand, all amounts outstanding under the eurobond issue. At 31 December 1994 this indebtedness amounted to $82.0 million and was classified in the current portion of long-term debt (note 18).

(vi) Other long-term debt principally represents revolving facilities with various banks falling due for repayment in 1999 bearing interest at a floating rate equal, at the option of the ADT Group, to either the alternative base rate plus a margin or the reserve adjusted LIBO rate plus a margin, and is non collateralized except for $1.0 million (1994 - $3.6 million). The average rate of interest at 31 December 1995 was 6.9 per cent. (1994 - 6.9 per cent.).

The average rate of interest on all long-term debt during the year was 8.2 per cent. (1994 - 8.8 per cent.; 1993 - 6.2 per cent.).

During 1992 the ADT Group entered into two agreements that met current ISDA standards, each with a major international financial institution with a Standard & Poor's credit rating of at least "A", which effectively set interest rate limits on $300.0 million notional amount of the ADT Group's long-term debt. Both contracts were based on three month US dollar LIBO rates. The first agreement, with effect from March 1993 to December 1995, limited interest rates on $200.0 million notional amount of debt to a range of, at current market rates, 3.625 per cent. to 9.0 per cent. through 1993,
4.625 per cent. to 9.0 per cent. through 1994 and 5.375 per cent. to 9.0 per cent. through 1995. The second agreement with effect from July 1993 to January 1996, limited interest rates on $100.0 million notional amount of debt to 7.0 per cent. The purchase cost of the two agreements amounted to $3.4 million and was amortized as interest expense through the consolidated statements of income on a straight line basis over the terms of the respective lives of the two agreements. The amortization charge for the year, including certain additional costs incurred under the agreements, amounted to $1.2 million (1994 - $2.2 million; 1993 - $1.1 million). As of 2 January 1996 both of the aforementioned agreements had expired and have not been renewed or replaced.

Based on estimated interest rates currently available to the ADT Group for long-term debt with similar terms and average maturities, the fair value of all long-term debt at 31 December 1995 amounted to approximately $993 million (1994 - approximately $929 million).

The maturities and instalments with respect to long-term debt outstanding at 31 December 1995 are as follows:

                                                           $m
Year ending 31 December                          1996     0.2
                                                 1997       -
                                                 1998     0.8
                                                 1999    34.1
                                                 2000   266.7
                                           Thereafter   626.2
                                                        -----
                                                        928.0
                                                        =====

21.  Deferred revenue

Deferred revenue is comprised of subscriber billings for services not yet rendered.


22.  Deferred income taxes

The movement in deferred income taxes since 1 January 1993 has been as follows:

                                               1995       1994       1993
                                                $m         $m         $m

At 1 January                                   98.6       72.2       55.7
Charge for the year (note 7(i))                17.5       23.4       15.0
Extraordinary items (note 9)                   (4.7)         -          -
Eliminated on disposals                        (3.3)         -          -
Currency translation adjustments                0.8       (0.5)      (0.7)
Reclassifications                               7.8        3.5        2.2
                                              -----       ----       ----
At 31 December                                116.7       98.6       72.2
                                              =====       ====       ====

The charge for the year in 1993 included $1.0 million relating to changes in the US federal statutory income tax rates during the year.

The significant temporary timing differences and tax loss carryforwards that gave rise to the deferred income tax balance at 31 December 1995 were as follows:

                                                 US        Non US      Total
                                                 $m            $m         $m

Liabilities:
Depreciation                                  733.9          63.8      797.7
Other                                           5.2          14.5       19.7
                                              -----         -----      -----
                                              739.1          78.3      817.4
                                              -----         -----      -----
Assets:
Tax perating loss carryforwards               331.3          26.7      358.0
Provisions for estimated expenses              59.4           5.7       65.1
Interest expense                               99.6             -       99.6
Post-retirement benefit obligations            66.5             -       66.5
                                              -----         -----      -----
                                              556.8          32.4      589.2
Valuation allowance                           (83.2)        (13.5)     (96.7)
                                              -----         -----      -----
                                              473.6          18.9      492.5
                                              -----         -----      -----
Gross deferred income tax liability           265.5          59.4      324.9
                                              -----         -----      -----
Deferred income tax liability at
 statutory tax rates                           92.9          23.8      116.7
                                              =====         =====      =====


The US tax operating loss carryforwards at 31 December 1995 expire as follows:

                                                            $m
Year ending 31 December                           1999     6.8
                                                  2000       -
                                                  2001    21.4
                                                  2002    18.3
                                                  2003     6.8
                                                  2004    72.5
                                                  2005   108.9
                                                  2006    87.5
                                                  2007     9.1
                                                         -----
                                                         331.3
                                                         =====

No provision has been made for deferred income taxes on undistributed earnings of subsidiaries ($500.0 million at 31 December 1995) which are required to finance their continuing operations.

The significant temporary timing differences and tax loss carryforwards that gave rise to the deferred income tax balance at 31 December 1994 were as follows:

                                                 US       Non US    Total
                                                 $m           $m       $m
Liabilities:
Depreciation                                  622.1         54.6    676.7
Other                                           3.5         14.0     17.5
                                             ------        -----   ------
                                              625.6         68.6    694.2
                                             ------        -----   ------
Assets:
Tax operating loss carryforwards              350.5         20.8    371.3
Provisions for estimated expenses              54.9          4.2     59.1
Interest expense                               43.0            -     43.0
Post-retirement benefit obligations            64.0            -     64.0
                                             ------        -----   ------
                                              512.4         25.0    537.4
Valuation allowance                           (99.6)       (15.3)  (114.9)
                                             ------        -----   ------
                                              412.8          9.7    422.5
                                             ------        -----   ------
Gross deferred income tax liability           212.8         58.9    271.7
                                             ------        -----   ------
Deferred income tax liability at
 statutory tax rates                           74.5         24.1     98.6
                                             ======        =====   ======

23.  Other long-term liabilities

                                                   At 31 December
                                                 1995          1994
                                                  $m            $m

Pensions (note 31 (iii))                         20.6          20.8
Post-retirement benefits other  than
 pensions (note 31 (iv))                         47.8          48.0
Long-term restructuring, disposition and
other provisions                                 37.3          33.5
Other long-term liabilities                      20.6          28.1
                                                -----         -----

                                                126.3         130.4
                                                =====         =====

24.  Minority interests

Minority interests represent the 24.0 per cent. interest in the outstanding voting share capital of Alert held by the minority shareholders of Alert and not owned by the ADT Group at 31 December 1995. The value is based on the consolidated net assets of Alert on a historical cost basis.

In February 1996, following approval by Alert's shareholders, Alert was merged into the ADT Group and, as a result, those shares then held by the minority shareholders of Alert and not owned by the ADT Group will be converted into the right to receive in cash the price paid per share by the ADT Group in the initial tender offer. The aggregate payment to the minority shareholders of Alert if all of the minority shares are cashed in, including certain other payments for employee share warrants and options, amounts to $24.2 million.

25.  Convertible redeemable preference shares

                                                         At 31 December
                                                       1995   1994   1993
                                                         $m     $m     $m
Authorized:
225,000 534% convertible cumulative
 redeemable preference shares 2002 of
 $1 each (1994 - 225,000; 1993 - 225,000) (i)          0.2    0.2    0.2

500,000 6% convertible cumulative redeemable
 preference shares 2002 of $1 each (1994 -
 500,000; 1993 - 500,000) (ii)                         0.5    0.5    0.5

125,000,000 convertible cumulative redeemable
 preference shares of $1 each (1994 - 125,000,000;
 1993 - 125,000,000) (iii)                           125.0  125.0  125.0
                                                     -----  -----  -----
                                                     125.7  125.7  125.7
                                                     =====  =====  =====

The movement in convertible redeemable preference shares since 1 January 1993 has been as follows:

                                     5 3/4% shares            6% shares
                                   Number       $m      Number        $m
Issued and outstanding:
At 1 January 1993                  29,738     35.5     288,400     399.1
Reacquired in the market at
 purchase cost                          -        -      (5,370)     (6.5)
Excess of carrying value of
 acquired shares over purchase
 cost                                   -        -           -      (0.9)
                                  -------    -----    --------    ------
At 31 December 1993                29,738     35.5     283,030     391.7
Reacquired in the market at
 purchase cost                        (25)       -           -         -
Redeemed                          (28,957)   (34.6)   (278,625)   (385.6)
Reversal of redemption premium
 on shares not redeemed                 -     (0.1)          -      (1.7)
                                  -------    -----    --------    ------
At 31 December 1994                   756      0.8       4,405       4.4
Converted into Common Shares
 (note 28)                              -        -        (225)     (0.3)
                                  -------    -----    --------    ------
At 31 December, 1995                  756      0.8       4,180       4.1
                                  =======    =====    ========    ======



In January 1994 ADT redeemed 28,957 of its 534 per cent. convertible redeemable preference shares for an aggregate consideration, including redemption premium, of $34.6 million. The ADT Group funded the redemption from cash on hand.

In October 1994 ADT redeemed 278,625 of its 6 per cent. convertible redeemable preference shares for an aggregate consideration, including redemption premium, of $385.6 million. The ADT Group funded the redemption through the drawdown of facilities of $231.6 million under its previous bank credit agreement (note 20) and $154.0 million from cash on hand.

The total carrying value of convertible redeemable preference shares at 31 December 1995 amounted to $4.9 million (1994 - $5.2 million; 1993 - $427.2 million). The aggregate fair market value of convertible redeemable preference shares at 31 December 1995 amounted to $4.9 million (1994 - $5.2 million) and is based on quoted market prices.

The cumulative number of treasury convertible redeemable preference shares held by a subsidiary of ADT at purchase cost amounted to:

                               5 3/4% shares          6% shares
                              Number      $m     Number       $m
At 31 December 1993            6,000     6.7    116,970    118.2
At 31 December 1994               25       -          -        -
At 31 December 1995               25       -          -        -


Dividends on convertible  redeemable preference shares  amounted to:

                                                  Year ended 31 December
                                                1995        1994       1993
                                                 $m          $m         $m


5 3/4% convertible redeemable preference shares     -           -         1.76%
convertible redeemable preference shares          0.3        13.3        17.0
                                                  ---        ----         ----
                                                  0.3        13.3        18.7
                                                  ===        ====        ====

(i) 534 per cent. convertible cumulative redeemable preference shares 2002 (par value $1 each).

      In April 1987 175,000 of these mandatorily redeemable preference shares were issued for cash at a price of $1,000 each and during the period to 31 December 1995 139,262 of these preference shares were converted into Common Shares. The holders of these preference shares are entitled to a fixed cumulative preferential dividend at the rate of 534 per cent. per annum. Unless previously redeemed, these preference shares are convertible at the option of the preference shareholders into Common Shares. The conversion price is 17.00 pounds per Common Share at a fixed exchange rate of 1 pound=$1.5750. Unless previously redeemed or converted, these preference shares will be redeemed on 3 January 2002 at their issue amount. These preference shares were subject to redemption, at the option of the holders, in January 1994 at 119.625 per cent. of their issue amount. ADT has the right to require redemption or conversion of the preference shares in certain circumstances.

(ii) 6 per cent. convertible cumulative redeemable preference shares 2002 (par value $1 each).

      In September 1987 400,000 of these mandatorily redeemable preference shares were issued for cash at a price of $1,000 each, and during the period to 31 December 1995 225 of these preference shares were converted into Common Shares. The holders of these preference shares are entitled to a fixed cumulative preferential dividend at the rate of 6 per cent. per annum. Unless previously redeemed, these preference shares are convertible at the option of the preference shareholders into Common Shares. The conversion price is 19.10 pounds per Common Share at a fixed exchange rate of 1 pound=$1.617. Unless previously redeemed or converted, these preference shares will be redeemed on 3 October 2002 at their issue amount. These preference shares were subject to redemption, at the option of the holders, in October 1994 at 138.375 per cent. of their issue amount. ADT has the right to require redemption or conversion of the preference shares in certain circumstances.

(iii) Convertible cumulative redeemable preference shares (par value $1 each).

      The rights attaching to these preference shares, none of which are issued and outstanding, as to dividends, return of capital, redemption, conversion, voting and otherwise may be determined by ADT on or before the time of allotment.

In the event of liquidation of ADT, the holders of all of ADT's convertible redeemable preference shares are together entitled to payment to them of the amount for which the preference shares were subscribed and any unpaid dividends, prior to any payment to the holders of Common Shares.

26.  Non-voting exchangeable shares

The movement in non-voting exchangeable shares since 1 January 1993 has been as follows:

                                                    Number          $m
At 1 January 1993                                  931,280        15.1
Exchanged into Common Shares held as
 treasury shares (note 29)                          (5,743)       (0.1)
                                                  --------       -----

At 31 December 1993                                925,537        15.0
Exchanged into Common Shares held as
 treasury shares (note 29)                        (922,628)      (15.0)
                                                  --------       -----

At 31 December 1994                                  2,909           -
Exchanged into Common Shares held as treasury
 shares (note 29)                                   (2,909)          -
                                                  --------       -----
At 31 December 1995                                      -           -
                                                  ========       =====



In March 1991 ADT Finance Inc., an indirect wholly owned Canadian subsidiary of ADT, issued 1,000,000 non-voting exchangeable shares exchangeable for Common Shares of ADT at the option of the holder, at any time, on a one for one basis. Holders of non-voting exchangeable shares were entitled only to dividends equivalent to dividends declared and paid on Common Shares of ADT.

27.  Exchangeable redeemable preference shares

The movement in exchangeable redeemable preference shares since 1 January 1993 has been as follows:

                                    Number      $m
At 1 January 1993                   1,088       21.0
Exchanged into BAA shares          (1,088)     (17.5)
Additional premium amortization         -        0.7
Premium release on exchange             -       (4.2)
                                   -------     ------
At 31 December 1993, 31 December,
 1994 and 31 December 1995              -          -
                                   =======     ======


Dividends on exchangeable redeemable preference shares amounted to:

                                     Year ended 31 December
                                     1995     1994      1993

Exchangeable redeemable preference
shares                                 -        -        0.6
                                      ===      ===       ===

In April 1990 ADT issued 7,500 exchangeable cumulative redeemable preference shares of $1 each at an issue amount of 10,000 pounds per share. The holders of the exchangeable redeemable preference shares were entitled to a fixed cumulative preferential dividend at the rate of 8 per cent. per annum. Each mandatorily redeemable exchangeable preference share was exchangeable at the option of the holder into 2,268 fully paid ordinary shares of 1 pound each in BAA, a UK quoted company. The exchangeable redeemable preference shares were subject to redemption, at the option of the holders, in July 1995 at 141.73 per cent. of their issue amount.

28.  Common Shares

                                                    At 31 December
                                                 --------------------
                                                 1995    1994    1993
                                                  $m      $m      $m
Authorized:
220,000,000 shares of $0.10 each
(1994 - 220,000,000; 1993 - 220,000,000)         22.0    22.0    22.0
                                                 ====    ====    ====
Issued and outstanding:
131,850,465 shares of $0.10 each
(1994 - 131,062,814; 1993 - 130,329,975)         13.2    13.1    13.0
                                                 ====    ====    ====
The movement in Common Shares since 1 January 1993 has been as follows:

                                1995              1994           1993
                               Number            Number         Number
                            -----------       -----------     -----------
At 1 January                131,062,814       130,329,975     109,629,562
Exercise of warrants (i)              -           697,839             413
Issued for cash (ii)                  -                 -      20,700,000
Exercise of executive share
 options (iii)                  780,366            35,000               -
Conversion of convertible
 preference shares
 (note 25)                        7,285                 -               -
                            -----------       -----------     -----------
At 31 December              131,850,465       131,062,814     130,329,975
                            ===========       ===========     ===========
- ------
(i) In April 1992 an issue was made to holders of Common Shares of warrants to subscribe for Common Shares of ADT on the basis of one warrant for every six Common Shares then held. Each warrant gave the holder the right to subscribe for one Common Share at $10.00 per Common Share during the period from 1 July 1992 to 30 June 1994. All warrants not exercised at 30 June 1994 have lapsed in accordance with the terms of the warrants.

The movement in warrants since 1 January 1993 has been as follows:

                                      Number
                                    ----------

At 1 January 1993                   18,254,731
Exercised                                 (413)
                                   -----------
At 31 December 1993                 18,254,318
Exercised                             (697,839)
Lapsed                             (17,556,479)
At 31 December 1994 and
 31 December 1995                            -
                                   ===========

(ii) In August 1993 20,700,000 Common Shares were issued by ADT, through a public offering, at a price of $8.00 per share resulting in gross proceeds of $165.6 million before payment of the costs of issuance of $10.8 million which have been deducted from the premium arising on the issuance of the Common Shares.

(iii) At 31 December 1995 13,491,185 executive share options under various plans and schemes were issued and outstanding of which 5,423,423 are exercisable. The range of the subscription prices was as follows:

                                         $          pounds
Low                                   8.00            5.15
High                                 29.60           18.40
Average                               9.85            8.73

The movement in executive share options since 1 January 1993 has been as follows:

                                     1995            1994            1993
                                    Number          Number          Number

At 1 January                     12,180,778       10,410,425       3,888,630
Granted                           3,000,000        1,975,000       7,648,250
Exercised                          (780,366)         (35,000)          -
Cancelled on purchase (note 32)    (657,832)           -               -
Lapsed/surrendered                 (251,395)        (169,647)     (1,126,455)
                                 ----------       ----------      ----------
At 31 December                   13,491,185       12,180,778      10,410,425
                                 ==========       ==========      ==========

      The executive share options are exercisable at various times in the period 1996 to 2005 depending on the date the options were granted. The average price of the executive share options exercised during the year was $8.88 (1994 - $8.96) per Common Share.

The ADT Group will be required to adopt Statement of Financial Accounting Standards No. 123 "Accounting for Stock - Based Compensation" ("SFAS 123") for the financial year beginning 1 January 1996. SFAS 123 allows companies to measure compensation cost in connection with employee share option plans and schemes using a fair value based method, or to continue to use an intrinsic value based method which generally does not result in a compensation cost. In addition, SFAS 123 requires certain additional disclosure requirements for all employee share option plans and schemes. The ADT Group is currently evaluating the provisions of SFAS 123 and has not yet made a decision as to whether to adopt the provisions of SFAS 123 when accounting for employee share options.

29.  Treasury shares

The movement in treasury Common Shares held by a subsidiary of ADT at purchase cost since 1 January 1993 has been as follows:

                                              Number           $m
                                            ---------        ------
At 1 January 1993                           4,115,067         103.1
Exchange of non-voting
 exchangeable shares (note 26)                 (5,743)         (0.2)
                                            ---------         -----
At 31 December 1993                         4,109,324         102.9
Exchange of non-voting
 exchangeable shares (note 26)               (922,628)        (23.1)
                                            ---------         -----
At 31 December 1994                         3,186,696          79.8
Exchange of non-voting
 exchangeable shares (note 26)                 (2,909)         (0.1)
Treasury shares given as employee
 remuneration                                  (1,000)            -
                                            ---------         -----
At 31 December 1995                         3,182,787          79.7
                                            =========         =====

30.  Commitments and contingencies

(i) The ADT Group is a defendant in a number of pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The ADT Group does not expect the outcome of these proceedings either individually or in the aggregate to have a material adverse effect on the results of operations or financial position of the ADT Group.

(ii) Financial instruments which potentially subject the ADT Group to concentrations of credit risk principally consist of cash and cash equivalents and trade receivables. The ADT Group places its cash and cash equivalents with high credit quality financial institutions throughout the world and, by policy, limits the amount of credit exposure to any one financial institution. The ADT Group's trade receivables primarily result from its electronic security services and vehicle auction services businesses and reflects a broad international customer base. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. As a consequence, concentrations of credit risk are limited. In addition, loans to associate, consisting principally of the Vendor Note (note 14), also subjects the ADT Group to credit risk in the event of nonperformance by ITS. However, the ADT Group expects that ITS will meet its liabilities to the ADT Group under the terms of the Vendor Note.

(iii) The ADT Group will be required to adopt Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" for the financial year beginning 1 January 1996. The effect on the ADT Group's consolidated financial statements cannot be reasonably estimated at this time.


(iv) At 31 December 1995 the ADT Group had issued guarantor surety bonds of $10.0 million (1994 - nil) to back insurance policies. These surety bonds have unlimited duration.

(v) The ADT Group leases land, buildings, motor vehicles and other equipment under various contracts. The future total minimum rental payments required under operating leases that have remaining non cancellable lease terms in excess of one year at 31 December 1995 are as follows:

                                                            $m
Year ending 31 December                   1996             53.2
                                          1997             46.6
                                          1998             26.6
                                          1999             19.1
                                          2000             15.3
                                    Thereafter             35.0
                                                          -----
                                                          195.8
                                                          =====

      The net operating lease rental charge for the year included in the consolidated statements of income amounted to $60.4 million (1994 - $54.5 million; 1993 - $55.8 million).

(vi) During 1991 a lengthy review and evaluation of the businesses and assets acquired in 1990 in respect of Britannia Security Group PLC ("Britannia") was undertaken by the ADT Group. This review revealed that, at the time of the acquisition of Britannia by ADT, certain assets, particularly subscriber systems installed at customer premises, had been included in the consolidated financial statements of Britannia at values materially in excess of their net realizable value. During 1992 ADT commenced legal proceedings against Britannia's auditors at the time of acquisition, BDO Binder Hamlyn ("BDO"), to seek recovery of the damages suffered.

      In December 1995 the High Court of Justice in England awarded damages of approximately $160 million (including interest) against BDO, plus costs. BDO has appealed against the judgment. However, the High Court set BDO an interim payment schedule totalling approximately $90 million, which will be paid to ADT principally during 1996. The ADT Group will provide BDO with letters of credit under its new revolving bank credit agreement covering all payments made. ADT will not recognize the award of any damages in its consolidated statements of income until the litigation is ultimately concluded.

      At 31 December 1995 the ADT Group had deferred certain legal costs incurred in connection with the litigation amounting to $11.1 million, in order to match these costs with the award when recognized. These deferred costs were included in other long-term assets (note 17).


31.  Pension and other plans

The ADT Group operates various defined benefit pension plans designed in accordance with conditions and practices in the countries concerned. Contributions are based on periodic actuarial valuations which use the projected unit credit method of calculation and are charged to the consolidated statements of income on a systematic basis over the expected average remaining service lives of current employees. The net pension expense is assessed in accordance with the advice of professionally qualified actuaries in the countries concerned or is based on subsequent formal reviews for this purpose.

The ADT Group's US electronic security services operation has a non-contributory, funded, defined benefit pension plan covering substantially all of its employees.

The ADT Group has a contributory, funded, defined benefit pension plan in the UK covering substantially all salaried and non-salaried employees.

Details of the most recent independent actuarial valuations or formal reviews are set out below:

(i) US plan

The net pension expense for the US plan included the following components:

                                                 Year ended 31 December
                                                 1995     1994      1993
                                                  $m       $m        $m

Service cost-benefits earned during year          5.1      6.1       5.7
Interest cost on projected benefit obligations   12.9     11.9      11.2
Return on assets                                (16.3)   (16.1)    (15.1)
Net amortization and deferral                    (0.8)     0.1       -
                                                -----    -----     -----
Net pension expense                               0.9      2.0       1.8
                                                =====    =====     =====

The following table sets forth the actuarial present value of accumulated benefit obligations and funded status for the ADT Group's US plan:

                                                   At 31 December
                                                1995           1994
                                                $m              $m
Accumulated benefit obligations, including
 vested benefits of $157.8 million
 (1994-$123.6 million)                         164.4           128.6
                                               -----           -----
Total projected benefit obligations            189.4           156.9
                                               -----           -----
Plan assets at fair value, primarily
 stocks, bonds and money market funds          183.5           156.9
Less:
Unrecognized net gain                          (15.4)          (20.6)
Plus: Unrecognized prior service costs           0.7             0.9
                                               -----           -----
                                               168.8           137.2
                                               -----           -----
Net pension liability                           20.6            19.7
                                               -----           -----
Benefit cover                                     97%            100%
                                               =====           =====


The actuarial assumptions for the expected long-term rate of return on plan assets, weighted average discount rate, and rate of increase of future compensation levels used in determining the actuarial present value of accumulated benefit obligations for 1995 were 10.0 per cent., 7.0 per cent. and
4.0 per cent., respectively (1994 - 10.0 per cent., 8.5 per cent. and 4.0 per cent., respectively). The actuarial valuations of the US plan were carried out by Buck Consultants, Inc.

(ii) UK plan

The net pension expense for the UK plan included the following components:

                                                     Year ended 31 December
                                                      1995     1994     1993
                                                       $m       $m       $m

Service cost-benefits earned during year               1.8      2.4      1.7
Interest cost on projected benefit obligations         3.9      3.7      3.6
Return on assets                                     (10.2)     4.4    (11.1)
Net amortization and deferral                          4.8    (10.0)     6.7
                                                     -----    -----    -----
Net pension expense                                    0.3      0.5      0.9
                                                     =====    =====    =====

The following table sets forth the actuarial present value of accumulated benefit obligations and funded status for the ADT Group's UK plan:

                                                       At 31 December
                                                       1995       1994
                                                        $m         $m

Accumulated benefit obligations, including vested
 benefits of $46.2 million (1994-$35.4 million)        46.2       35.4
                                                       ----       ----
Total projected benefit obligations                    49.9       41.7
                                                       ----       ----
Plan assets at fair value, primarily stocks,
 bonds and money market funds                          60.7       50.8
Less:
Unamortized net assets                                 (4.7)      (5.0)
Less:
Unrecognized net gain                                  (6.1)      (5.2)
                                                       ----       ----
                                                       49.9       40.6
                                                       ----       ----
Net pension liability                                     -        1.1
                                                       ----       ----
Benefit cover                                           122%       122%
                                                       ====       ====


The actuarial assumptions for the expected long-term rate of return on plan assets, weighted average discount rate, and rate of increase of future compensation levels used in determining the actuarial present value of accumulated benefit obligations for 1995 were 9.5 per cent., 8.5 per cent. and
6.5 per cent., respectively (1994 - 9.5 per cent., 9.5 per cent. and 7.5 per cent., respectively). The actuarial valuations of the UK plan were carried out by William M. Mercer Fraser Limited.

(iii) The aggregate net pension expense for the year in respect of the US and UK plans amounted to $1.2 million (1994 - $2.5 million; 1993 - $2.7 million). The net pension liability at 31 December 1995 in respect of the US and UK plans amounted to $20.6 million (1994 - $20.8 million) (note
      23).

(iv) The ADT Group's US electronic security services operation sponsors an unfunded defined benefit post-retirement plan which covers both salaried and non-salaried employees and which provides medical and other benefits. This post-retirement health care plan is contributory, with retiree contributions adjusted annually.

The net post-retirement benefit expense included the following components:

                                           Year ended 31 December
                                       1995          1994         1993
                                        $m            $m           $m

Service cost                            0.5           0.6          0.6
Interest cost                           2.4           2.3          2.4
Net amortization and deferral          (1.3)         (1.3)        (1.1)
                                       ----          ----         ----
Net post-retirement benefit
 expense                                1.6           1.6          1.9
                                       ====          ====         ====
The following table sets forth the components of the plan's accumulated post-retirement benefit obligations and benefit liability:

                                        At 31 December
                                    ---------------------
                                    1995             1994
                                    ----             ----
                                     $m               $m

Retirees                            22.8             19.7
Fully eligible active plan
 participants                        7.7              5.7
Other active plan participants       4.8              5.2
                                    ----             ----
Accumulated post-retirement
 benefit obligations                35.3             30.6
Plus:
Unrecognized net gain                  -              0.3
Less:
Unrecognized net loss               (3.3)               -
Plus:
Unrecognized prior service
 credit                             15.8             17.1
                                    ----             ----
Post-retirement benefit liability
 (note 23)                          47.8             48.0
                                    ====             ====

During the first quarter of 1992 the ADT Group adopted amendments to the plan that reduced benefits attributable to prior service. These amendments resulted in approximately a $20 million decrease in the obligation for benefits attributable to prior service. This decrease is being amortized as a reduction of plan costs on an actuarially calculated basis over a period of approximately twenty years beginning January 1992. Effective January 1995 the ADT Group implemented a defined dollar benefit cap for all current and future retirees, regardless of age.

The weighted average discount rate used in determining the accumulated post-retirement benefit obligations was 7.0 per cent. (1994 - 8.5 per cent.). The actuarial valuations of the plan were carried out by Buck Consultants, Inc.

32.  Related party transactions

In December 1995 the ADT Group entered into an agreement with Integrated Transport Systems Limited ("ITS"), a UK unquoted company, and its wholly owned subsidiaries Loanoption Limited and ITS Finance Limited (formerly Careerinput Limited), under which the ADT Group disposed of an interest in European Auctions.

The aggregate consideration received by the ADT Group on closing was comprised of cash of $235.1 million, $187.6 million Vendor Note (note 14) with an issue price of $83.9 million and valued by the ADT Group at $74.6 million, $31.1 million Shareholder Loan Notes (note 14) with an issue price of $13.9 million and valued by the ADT Group at $13.3 million, and a 43.1 per cent. interest in the ordinary share capital of ITS at an issue price of $2.0 million and valued by the ADT Group at $0.9 million.

In February 1996 the ADT Group disposed of its entire interest in Shareholder Loan Notes and 33.1 per cent. of the ordinary share capital of ITS for an aggregate cash consideration of $15.4 million. As a result, the ADT Group now holds a 10.0 per cent. interest in the ordinary share capital of ITS, valued by the ADT Group at a nominal amount, together with the Vendor Note.

Mr. D.B. Hammond and Mr. T.J. Gibson are both directors of ITS. Mr. Hammond is presently Deputy Chairman of ADT and Mr. Gibson is the Chief Executive Officer of ADT Auction Group Limited. However, Mr. Hammond will not be seeking re-election to the board of directors of ADT at the 1996 annual general meeting.

Mr. Hammond and Mr. Gibson subscribed $10.4 million and $0.8 million, in total, respectively, to the capital of ITS and, as a result, are interested in Shareholder Loan Notes with issue prices of $9.4 million and $0.7 million, respectively, and 22.3 per cent. and 1.7 per cent. respectively, of the ordinary share capital of ITS. Other senior management and employees of European Auctions subscribed $3.7 million to the capital of ITS and, as a group, are interested in Shareholder Loan Notes with an issue price of $3.3 million and 8.0 per cent. of the ordinary share capital of ITS. In addition, at closing, Mr. M.A. Ashcroft, Chairman and Chief Executive Officer of ADT, subscribed $7.0 million to the capital of ITS and, as a result, is interested in Shareholder Loan Notes with an issue price of $6.3 million and 15.0 per cent. of the ordinary share capital of ITS, which interest he continues to hold. Mr. Ashcroft is not an officer or director of ITS or any of its subsidiaries and has no involvement in the day to day management of ITS or any of its subsidiaries.

Upon the disposal by the ADT Group of an interest in European Auctions, ADT share options held by directors and employees of European Auctions became immediately exercisable. ADT entered into arrangements with Mr. Gibson under which share options held by him at the time of the disposal by the ADT Group of an interest in European

Auctions were purchased by ADT for an aggregate economic value totalling $1.2 million, based on ADT's common share price on 19 December 1995, of which Mr. Gibson invested $0.8 million in the capital of ITS, referred to above. ADT also entered into similar arrangements with other senior management and employees of European Auctions under which ADT purchased share options held by them for an aggregate economic value totalling $0.6 million, in order to enable them to invest in the capital of ITS. In addition, in order to further enable Mr. Hammond to invest in the capital of ITS, ADT purchased from him share options with an aggregate economic value totalling $1.1 million, based on ADT's Common Share price on 19 December 1995, which would otherwise have been exercisable in March 1996.

Upon the disposal by the ADT Group of an interest in European Auctions, Mr. Gibson received a severance payment of $0.3 million and other senior management and employees of European Auctions, as a group, received severance payments totalling $0.4 million.

A company controlled by Mr. Ashcroft has made non-collateralized loans to Mr. Hammond, or companies controlled by him, of an aggregate of $7.8 million, solely for the purpose of enabling Mr. Hammond or these companies to invest in the capital of ITS.

The cash consideration paid to the ADT Group on closing was obtained by the ITS group through the subscription of $26.5 million in the capital of ITS and approximately $209.7 million through the drawdown of sterling term loans under a bank credit agreement entered into between the ITS group and a group of banks. The bank credit agreement has a term of seven years and obligations thereunder are guaranteed and collateralized by a first priority pledge of the shares and assets of all the companies comprising European Auctions and the ITS group.

At closing, the ADT Group entered into an agreement with the ITS group whereby the ADT Group granted to ITS and its subsidiaries permission to use the ADT name and certain trademarks for a period of up to three years for a total cash consideration, paid at closing, of $0.6 million.

At closing, the ADT Group entered into an option agreement with Mr. Ashcroft which, if exercised, would have required Mr. Ashcroft to purchase from the ADT Group, for cash fifty days after closing, Shareholder Loan Notes with an issue price of up to $8.2 million and up to 19.6 per cent. of the ordinary share capital of ITS. In addition, at closing, ITS entered into an agreement with the ADT Group and Mr. Ashcroft under which ITS agreed to use its reasonable efforts, for a forty five day period after closing, to find unrelated third party investors to purchase Shareholder Loan Notes and ordinary share capital of ITS from the ADT Group and Mr. Ashcroft, and under which the ADT Group and Mr. Ashcroft agreed to certain voting restrictions in respect of their holdings of the ordinary share capital of ITS as described below. In February 1996 the ADT Group and Mr. Ashcroft agreed that the mutual obligations under the option agreement be released.

At 31 December 1995 the ADT Group's investment in the ordinary share capital of ITS has been accounted for as an unconsolidated subsidiary under temporary control due to an agreement between ITS, the ADT Group and Mr. Ashcroft limiting the voting rights of each of the ADT Group and Mr. Ashcroft to 15.0 per cent. of the voting rights of ITS, whatever the outcome of ITS's efforts to find additional unrelated third party investors, and due to the fact that Mr. Hammond will not be seeking re-election to the board of directors of ADT. Accordingly, the equity method of accounting has been used in the consolidated financial statements. The Vendor Note and Shareholder Loan Notes have been accounted for at their amortized cost.

An opinion regarding the fair value of the transactions described above was provided to the independent non-executive directors of ADT by a leading European investment banking firm and the transactions were approved unanimously by the independent non-executive directors of ADT.

33. Quarterly financial data (unaudited)

                                             1995       1995       1995       1995       1995
                                            First     Second      Third     Fourth
                                          Quarter    Quarter    Quarter    Quarter       Year
                                               $m         $m         $m         $m         $m
Net sales:
Electronic security services                261.0      270.6      273.3      287.6    1,092.5
Vehicle auction services                    112.3      110.7      106.5      103.4      432.9
                                           -------    -------    -------    -------   --------
Net sales                                   373.3      381.3      379.8      391.0    1,525.4
                                           -------    -------    -------    -------   --------
Operating income:
Electronic security services (i)             37.7       43.1       43.4       24.5      148.7
Vehicle auction services                     22.7       20.3       17.2       10.0       70.2
Corporate (ii)                               (5.9)      (5.3)      (5.2)     (16.8)     (33.2)
                                           -------    -------    -------    -------   --------
Operating income                             54.5       58.1       55.4       17.7      185.7
Interest income                               3.7        3.8        4.6        3.8       15.9
Interest expense                            (22.9)     (22.9)     (23.4)     (21.0)     (90.2)
Loss on disposal of businesses (iii)           --         --         --      (34.4)     (34.4)
Other income less expenses                    1.1         --       (0.2)       0.2        1.1
                                           -------    -------    -------    -------   --------
Income (loss) before income taxes            36.4       39.0       36.4      (33.7)      78.1
Income taxes                                 (9.3)     (10.2)      (9.0)       1.7      (26.8)
                                           -------    -------    -------    -------   --------
Income (loss) before extraordinary items     27.1       28.8       27.4      (32.0)      51.3
Extraordinary items (net of income
  taxes) (iv)                                  --         --       (8.0)      (1.8)      (9.8)
                                           -------    -------    -------    -------   --------
Net income (loss)                            27.1       28.8       19.4      (33.8)      41.5
Dividends on preference shares               (0.1)      (0.1)      (0.1)        --       (0.3)
                                           -------    -------    -------    -------   --------
Net income (loss) available to holders
  of Common Shares                           27.0       28.7       19.3      (33.8)      41.2
                                           =======    =======    =======    =======   ========
Primary earnings (loss) per Common Share    $          $          $          $         $
Income (loss) before extraordinary items     0.21       0.22       0.21      (0.25)      0.39
Extraordinary items                            --         --      (0.06)     (0.01)     (0.08)
                                           -------    -------    -------    -------   --------
Net income (loss) per Common Share           0.21       0.22       0.15      (0.26)      0.31
                                           =======    =======    =======    =======   ========

Fully diluted earnings (loss) per Common
  Share                                     $          $          $          $         $
Income (loss) before extraordinary items     0.21       0.22       0.20      (0.25)      0.39
Extraordinary items                            --         --      (0.05)     (0.01)     (0.08)
                                           -------    -------    -------    -------   --------
Net income (loss) per Common Share           0.21       0.22       0.15      (0.26)      0.31
                                           =======    =======    =======    =======   ========

Notes:

 (i) In the fourth quarter of 1995 electronic security services operating income was stated after a charge of $21.4 million relating to restructuring and other non-recurring charges (note 4(i)).

 (ii) In the fourth quarter of 1995 corporate expenses were stated after a charge of $12.8 million relating to restructuring and other non-recurring charges (note 4(ii)).

(iii) Loss on disposal of businesses comprised the disposal by the ADT Group of an interest in European Auctions and its entire European electronic article surveillance business (notes 5(i) and 5(ii)).

 (iv) Extraordinary items principally were comprised of the write off of net unamortized deferred refinancing costs relating to the early extinguishment of debt (note 9).

                                            1994       1994       1994       1994       1994
                                            First     Second      Third     Fourth
                                           Quarter    Quarter    Quarter    Quarter     Year
                                             $m         $m         $m         $m         $m
Net sales:
Electronic security services                237.9      247.5      249.0      265.4      999.8
Vehicle auction services                     98.1       93.3       91.3       93.4      376.1
                                           -------    -------    -------    -------   --------
Net sales                                   336.0      340.8      340.3      358.8    1,375.9
                                           -------    -------    -------    -------   --------
Operating income:
Electronic security services                 32.8       39.6       40.0       41.3      153.7
Vehicle auction services                     21.4       18.3       13.7        9.3       62.7
Corporate                                    (9.8)      (4.2)      (4.3)     (10.5)     (28.8)
                                           -------    -------    -------    -------   --------
Operating income                             44.4       53.7       49.4       40.1      187.6
Interest income                               2.0        4.1        5.0        3.8       14.9
Interest expense                            (19.3)     (18.4)     (19.2)     (22.9)     (79.8)
Loss on disposal of businesses                 --       (1.5)        --       (0.4)      (1.9)
Other income less expenses                    8.6        2.0        0.4       14.5       25.5
                                           -------    -------    -------    -------   --------
Income before income taxes                   35.7       39.9       35.6       35.1      146.3
Income taxes                                 (6.6)      (8.6)      (8.4)      (8.4)     (32.0)
                                           -------    -------    -------    -------   --------
Income from continuing operations            29.1       31.3       27.2       26.7      114.3
Loss from discontinued operations            (2.0)      (1.3)        --        --        (3.3)
                                           -------    -------    -------    -------   --------
Net income                                   27.1       30.0       27.2       26.7      111.0
Dividends on preference shares               (4.3)      (4.3)      (4.2)      (0.5)     (13.3)
                                           -------    -------    -------    -------   --------
Net income available to holders of
  Common Shares                              22.8       25.7       23.0       26.2       97.7
                                           -------    -------    -------    -------   --------
Primary and fully diluted earnings per
  Common Share                             $          $          $          $         $
Income from continuing operations            0.19       0.21       0.18       0.20       0.78
Loss from discontinued operations           (0.01)     (0.01)        --         --      (0.02)
                                           -------    -------    -------    -------   --------
Net income per Common Share                  0.18       0.20       0.18       0.20       0.76
                                           =======    =======    =======    =======   ========

                                           78

2.  Results for the first quarter of 1996

The following information has been extracted from the unaudited condensed consolidated financial statements of ADT for the three months ended 31 March 1996 which were approved by the board of directors of ADT on 6 May 1996.

Consolidated statements of income (unaudited)

                                          Three months ended 31 March
                                          ---------------------------
                                              1996           1995
                                               $m             $m
                                              ----           ----

Net sales                                    354.3          373.3
Cost of sales                               (184.4)        (200.3)
Selling, general and administrative
 expenses                                   (112.6)        (111.9)
Charge for the impairment of
 long-lived assets                          (410.1)             -
Goodwill amortization                         (4.2)          (6.6)
                                            ------         ------
Operating (loss) income                     (357.0)          54.5
Interest income                                6.4            3.7
Interest expense                             (19.7)         (22.9)
Other expenses less income                    (0.5)           1.1
                                            ------         ------
(Loss) income before income taxes           (370.8)          36.4
Income taxes                                  (8.3)          (9.3)
                                            ------         ------
Net (loss) income                           (379.1)          27.1
                                            ======         ======

                                               $              $

Primary (loss) earnings per Common Share     (2.94)          0.21
                                            ======         ======

Consolidated balance sheets

                                            Unaudited        Audited
                                            31 March       31 December
                                              1996             1995
                                               $m               $m
                                            ---------      -----------

Current assets:
 Cash and cash equivalents                    322.1           341.8
 Accounts receivable - net                    219.5           169.9
 Inventories                                   29.3            31.0
 Prepaid expenses and other current assets     27.5            22.7
                                              -----           -----
 Total current assets                         598.4           565.4

 Property, plant and equipment--net         1,247.6         1,223.5
 Goodwill--net                                424.1           823.0
 Long-term investment                          75.5             -
 Investment in and loans to associate           -              88.8
 Other long-term assets                        68.1            74.3
                                            -------         -------
  Total assets                              2,413.7         2,775.0
                                            =======         =======

Liabilities and shareholders' equity
Current liabilities:
 Short-term debt                               47.0            38.8
 Accounts payable                             134.0            92.0
 Other current liabilities                    167.9           189.1
                                            -------         -------
 Total current liabilities                    348.9           319.9

 Long-term debt                               919.6           927.8
 Deferred revenue                             110.4            94.9
 Deferred income taxes                        121.2           116.7
 Other long-term liabilities                  116.4           126.3
 Minority interests                             -              15.6
                                            -------         -------
 Total liabilities                          1,616.5         1,601.2
                                            -------         -------

Convertible redeemable preference shares        4.9             4.9

Shareholders' equity:
 Common Shares                                 13.2            13.2

Additional paid-in capital
 Share premium                                729.5           724.9
 Contributed surplus                        1,436.6         1,436.6
Treasury shares                               (79.7)          (79.7)
Accumulated deficit                        (1,301.2)         (922.0)
Cumulative currency translation
    adjustments                                (6.1)           (4.1)
                                           --------         -------
 Total shareholders' equity                   792.3         1,168.9
                                           --------         -------

  Total liabilities and shareholders'
    equity                                  2,413.7         2,775.0
                                           ========         =======

Consolidated statements of cash flows (unaudited)

                                              Three months ended 31 March
                                                    1996            1995
                                                     $m              $m

Cash flows from operating activities
Net (loss) income                                  (379.1)          27.1
Adjustments to reconcile net (loss) income to
 net cash provided by operating activities:
Charge for the impairment of long-lived assets      410.1             -
Depreciation                                         40.0           36.8
Goodwill amortization                                 4.2            6.6
Interest on ITS Vendor Note                          (2.1)            -
Liquid Yield Option Notes discount
 amortization                                         5.0             -
Refinancing costs amortization                        0.8            1.4
Deferred income taxes                                 5.8            6.7
Gains arising from the ownership of
 investments                                         (1.2)            -
Loss (gain) on currency transactions                  1.7           (0.7)
Other                                                (0.4)          (0.8)
Changes in assets and liabilities                   (29.8)          (3.0)
                                                   ------          -----
Net cash provided by operating activities            55.0           74.1
                                                   ------          -----

Cash flows from investing activities
Purchase of property, plant and equipment--net      (66.7)         (56.7)
Acquisition of businesses                           (20.6)          (5.3)
Disposal of investment in and loans to associate     15.4             -
Other                                                (2.4)           8.1
                                                   ------          -----
Net cash utilized by investing activities           (74.3)         (53.9)
                                                   ------          -----
Cash flows from financing activities
Net receipts (repayments) of short term debt           8.9          (1.2)
Repayments of long-term debt                         (15.0)           -
Purchase of senior subordinated notes                   -           (7.5)
Proceeds from issue of Common Shares                   4.6           1.9
Other                                                  1.7           1.4
                                                    ------         -----
Net cash provided (utilized) by financing
 activities                                            0.2          (5.4)
                                                    ------         -----
Effect of currency translation on cash and cash
 equivalents                                          (0.6)          0.7
                                                    ------         -----
Net (decrease) increase in cash and cash
 equivalents                                         (19.7)         15.5
Cash and cash equivalents at beginning
 of period                                           341.8         215.7
                                                    ------         -----
Cash and cash equivalents at end of period           322.1         231.2
                                                     =====         =====

(a)  Basis Of Presentation

The accompanying unaudited interim consolidated financial statements incorporate the financial statements of ADT, a company incorporated in Bermuda, and its subsidiaries and have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and in accordance with generally accepted accounting principles in the US. Accordingly, these unaudited interim consolidated financial statements do not include all of the disclosures required by generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included; all such adjustments are of a normal, recurring nature, except as discussed in note (c) where, effective 1 January 1996, the ADT Group adopted Statement of Financial Acounting Standards No. 121, and except for the acquisition of Alert Centre, Inc. ("Alert") as discussed in note (h). The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain figures at 31 December 1995 and for the three months ended 31 March 1995 have been reclassified to conform to the 1996 presentation. In particular, corporate expenses have been reclassified from other expenses less income to a separate component of operating income. This reclassfication has had no net effect on the reported earnings for income before income taxes and net income. Results of operations for the three months ended 31 March 1996 are not necessarily indicative of the results that may be expected for the full year ending 31 December 1996. For further information, see ADT's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report on Form 10-K for the year ended 31 December 1995. ADT is a holding company with no independent business operations or assets other than its investment in its subisdiaries, intercompany balances and holdings of cash and cash equivalents. ADT's businesses are conducted through its subsidiaries.

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(b) Business segments (unaudited)

                                                Three months ended 31 March
                                                        1996    1995
                                                         $m      $m

Net sales
Electronic security services                           279.7     261.0
Vehicle auction services                                74.6     112.3
                                                      ------    ------
                                                       354.3     373.3
                                                      ======    ======
Operating (loss) income
Electronic security services                          (351.1)     37.7
Vehicle auction services                                (2.2)     22.7
Corporate                                               (3.7)     (5.9)
                                                      ------     -----
                                                      (357.0)     54.5
                                                      ======     =====
Electronic Security Services
Net sales:
North America                                          241.6     211.6
Europe*                                                 38.1      49.4
                                                      ------     -----
                                                       279.7     261.0
                                                      ======     =====
Operating income:
North America                                           45.1      39.3
Europe*                                                  4.3       3.1
                                                      ------     -----
Operating income before the
 charge for the impairment of
 long-lived assets and goodwill
 amortization                                           49.4      42.4
Charge for the impairment of long-lived
 assets                                               (397.1)       -
Goodwill amortization                                   (3.4)     (4.7)
                                                      ------     -----
Operating (loss) income                               (351.1)     37.7
                                                      ======     =====
Depreciation                                            37.0      32.2
Capital expenditures                                    63.9      55.3
Vehicle Auction Services
Net sales:
US                                                      74.6      69.6
Europe*                                                   -       42.7
                                                      ------     -----
                                                        74.6     112.3
                                                      ======     =====

Operating income:
US                                                      11.6      11.7
Europe*                                                   -       12.9
                                                      ------     -----
Operating income before the charge
 for the impairment of long-lived
 assets and goodwill amortization                       11.6      24.6
Charge for the impairment of
 long-lived assets                                     (13.0)       -
Goodwill amortization                                   (0.8)     (1.9)
                                                      ------     -----
Operating (loss) income                                 (2.2)     22.7
                                                      ======     =====
Depreciation                                             2.9       4.4
Capital expenditures                                     3.5       3.7

*The ADT Group's European vehicle auction and electronic article surveillance businesses were sold in the fourth quarter of 1995.

(c) Charge for the impairment of long-lived assets

Effective 1 January 1996, the ADT Group was required to adopt Statement of Financial Accounting Standards No. 121 ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 prescribes a methodology for assessing and measuring an impairment loss that is significantly different from previous guidelines and procedures.

SFAS 121 requires the recoverability of the carrying value of long-lived assets, primarily property, plant and equipment, and related goodwill, to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS 121 it is necessary to evaluate for and calculate an impairment loss at the lowest level of asset grouping for which there are identifiable cash flows. Under SFAS 121, if an

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asset being tested for recoverability was acquired in a business combination accounted for using the purchase method, the goodwill that arose in the transaction is included in the impairment evaluation of that asset.

SFAS 121 requires that an impairment loss is recognised when the carrying amount of an asset exceeds the sum of the estimated undiscounted future cash flows of the asset. Under SFAS 121 an impairment loss is calculated as the difference between the carrying amount of the asset, including the related goowill, and its fair value. The carrying amount of the related goodwill is eliminated before making any reduction in the carrying amount of any other impaired long-lived asset.

Prior to the adoption of SFAS 121, the ADT Group's policy was to evaluate for impairment of long-lived assets, including goodwill, on a global basis for each business segment. Management has determined that within the electronic security services division the lowest level of asset grouping referred to above can be determined on a country by country basis and further split principally in terms of commercial and residential sectors. The assets principally comprise subscriber systems installed at customers' premises, which are included in property plant and equipment, and the related goodwill. Within the vehicle auction services division the lowest level of asset grouping can be determined principally on an individual auction center basis, and the assets principally comprise land and real estate, which are included in property plant and equipment, and the related goodwill. In adopting SFAS 121 management has estimated the fair values referred to above by using an analysis of estimated discounted future cash flows as the best available estimate of fair value. The basis of the calculation was the ADT Group's business strategy, plans and financial projections, and an appropriate discount factor based on the ADT Group's estimated cost of capital.

As a result of the adoption of SFAS 121, in particular the change in methodology requiring the ADT Group to evaluate assets at the lowest level of asset grouping, rather than on a global basis, in the first quarter of 1996 the ADT Group recorded a non-cash charge for the impairment of long-lived assets of $410.1 million, as a separate line item in the consolidated statement of income, with no consequential tax effect.

The $410.1 million impairment charge comprised $395.4 million relating to goodwill in the electronic security services division, $13.0 million relating to goodwill in the vehicle auction services division, and $1.7 million relating to other long-lived assets in the electronic security services division, which faciliated the write-down of the long-lived assets to their estimated fair values.

The $395.4 million impairment charge in the electronic security services division related to an impairment in the carrying value of subscriber systems principally in the commercial sector, including related goodwill which principally arose on the acquisition of ADT Security Systems in 1987. In the US, where the adoption of SFAS 121 coincided with a reorganisation of the business, the impairment charge amounted to $302.4 million. The Re-Engineering Project, which was commenced in 1995, is continuing in the US. In the context of the Re-Engineering Project and changes in the electronic security services business environment, the electronic security services operations have been reorganized along separate commercial and residential business lines, rather than on a geographic basis, with effect from the second quarter of 1996. In Canada, where the business performance has continued to be disappointing, the impairment charge amounted to $56.0 million. In Europe, the impairment charge amounted to $37.0 million, principally due to the business performance of certain countries not meeting previous expectations.

The $13.0 million impairment charge in the vehicle auction services division related to an impairment in the carrying value of property and related improvements, including related goodwill which principally arose on the acquisition of ADT Automotive in 1987.

(d) Interest income and interest expense

Interest income increased by $2.7 million in the first quarter of 1996 to $6.4 million from $3.7 million in the first quarter of 1995, partly due to the increase in the level of cash deposits held by the ADT Group in 1996, following the disposal of European Auctions and the European electronic article surveillance businesses in the fourth quarter of 1995. During the first quarter of 1996 interest income included $2.1 million relating to the ITS Vendor Note.

Interest expense declined by $3.2 million from $22.9 million in the first quarter of 1995 to $19.7 million in the first quarter of 1996, principally due to the effects of the refinancing which took place in the third quarter of 1995. During the first quarter of 1996 interest expense included $5.0 million relating to Liquid Yield Option Notes discount amortization and $0.8 million (1995 - $1.4 million) relating to refinancing costs amortisation.

(e) Other expenses less income

Other expenses less income for the three months ended 31st March 1996 comprised non-recurring net gains arising from the ownership of investments of $1.2 million (note (g)), losses on currency transactions of $1.7 million (1995 - $0.7 million gain), and in respect of 1995 other net gains of $0.4 million.

(f) Primary (loss) earnings per Common Share

The calculation of primary (loss) earnings per Common Share was based on the weighted average of 128,805,641 (1995 - 129,756,727) Common Shares in issue during the period, which in 1996 did not allow for full coversion rights attaching to the allotment of Common Shares under executive share option schemes, which are considered common stock equivalents, because their effect was anti-dilutive as a consequence of the net loss for the period. Common stock equivalents included in the weighted average number of Common Shares in issue during the three months ended 31st March 1995 was 1,870,531. Primary (loss) earnings per Common Share was based on adjusted net loss of $379.2 million (1995 - $27.0 milion income).

(g) Investment in and loans to associate

In February 1996, the ADT Group disposed of its entire interest in Shareholder Loan Notes with an issue price of $13.9 million and valued by the ADT Group at $13.3 million and 33.1 per cent. of the ordinary share capital of ITS valued by the ADT Group at $0.9 million, for an aggregate cash consideration of $15.4 million. The net gain arising on the transaction amounted to $1.2 million which was included in other expenses less income (note (e)).

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As a result of the above transaction, the ADT Group now holds a 10.0 per cent.
interest in the ordinary share capital of ITS, valued by the ADT Group at a nominal amount, together with the Vendor Note, which at 31 March 1996 is disclosed as a long term investment amounting to $75.5 million.


(h) Minority interests

In February 1996, following approval by Alert's shareholders, Alert was merged into the ADT Group and, as a result, those shares then held by the minority shareholders and not owned by the ADT Group were converted into the right to receive in cash the price paid per share by the ADT Group in the initial tender offer. Accordingly, the minority interest outstanding at 31 December 1995 has been eliminated.

(i) Common Shares

                                            31 March         31 December
                                              1996               1995

Number of Common Shares of $0.10 each:
Authorized                                220,000,000        220,000,000
Issued and outstanding                    132,303,404        131,850,465

A market purchase program in respect of up to 5,000,000 Common Shares has been approved by the board, to be carried out at prevailing market prices from time to time, depending on market conditions and other considerations.

The following is an extract from the Chairman and Chief Executive Officer's statement which accompanied ADT's First Quarter Report dated 7 May 1996:

"Electronic Security Services

Net sales and operating income before goodwill amortization, and before the charge arising under SFAS 121, from the Electronic Security Services division for the three months ended March 31, 1996 amounted to $279.7m and $49.4m, respectively, compared to $261.0m and $42.2m for the comparable period in 1995. ADT's total annualized service revenues as of March 31, 1996 were approximately $719m, representing an annualized growth rate of approximately 11 per cent.

The residential marketplace remains very competitive with industry wide mass marketing initiatives keeping the per system cost to the consumer down. ADT is meeting the challenge through strategic alliances and co-ventures. ADT security systems are now available in approximately 600 RadioShack stores and the ADT/USAA home security program is producing good results. In the first quarter, ADT entered into a marketing agreement with HFS, the world's largest franchisor of hotels and residential real estate brokerage offices. HFS franchises ERA and Century 21 offices where ADT monitored home security services will be offered to homebuyers nationwide.

Although significant installation pricing pressures continue to dominate the residential marketplace, ADT has achieved an increase in average monthly monitoring fees from new customers of approximately 14 per cent. This increase will be extended to the rest of the customer base as contracts renew, generating enhanced growth in annualized service revenues.

During the first quarter, ADT contracted to install and monitor 60,000 new residential security systems compared with 53,000 systems in the fourth quarter of 1995. ADT's residential customer base is now approximately 920,000 of which over 95 per cent is located in the United States.


Demand for large installations remains strong and growth in access control and CCTV business, particularly in the government and high end retail sectors, continued to be good. There was also continuation of the trend towards customers purchasing installations outright.

Core commercial revenues from access control and CCTV business showed strong growth in the quarter. The Focus Quantum product, released in 1995, is helping fuel growth in the medium size customer market with unit sales significantly greater than the Focus 200 product it replaced.

The reorganization of ADT's business in Canada, where recent performance has been disappointing, will take longer to achieve than in the United States. The market outlook, however, other than in Quebec, is satisfactory and ADT is increasing its focus on integrated systems business particularly for new construction.

ADT is seeing significant growth in CCTV business in the United Kingdom and, in the first quarter, was awarded a $3.5m contract by Railtrack for the installation of 72 individual CCTV systems on station platforms. In continental Europe, the residential and small commercial business experienced satisfactory growth. An authorized dealer program was initiated in France and affinity marketing contracts have been signed with two major insurance companies.

Vehicle Auction Services

Net sales and operating income before goodwill amortization, and before the charge arising under SFAS 121, from the United States Vehicle Auction division for the three months ended March 31, 1996 amounted to $74.6m and $11.6m respectively, compared to $69.6m and $11.7m for the comparable period in 1995.

These results were achieved despite extreme adverse weather conditions early in the quarter, particularly on the East coast. Snow removal alone cost approximately $500,000 and the weather created difficulties for dealers trying to reach

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

auctions and caused a number of sale days to be lost. However, the overall number of vehicles sold at ADT Automotive auctions increased by approximately 5 per cent compared to the first quarter of 1995. Demand for used cars in the quarter was strong and this was reflected in higher conversion ratios. The number of manufacturers' vehicles entered for sale was, as expected, lower but the number of vehicles sold from the fleet/lease sector was 39 per cent higher than in the first quarer of 1995. In addition, ADT Automotive was successful in increasing the number of vehicles sold on behalf of import manufacturers.

Demand for used cars remains strong and the division is seeing an increase in mechanical, clean-up, tyre and paint and body work for rent-a-car companies and for the new used car superstores.

ADT Automotive continues to reinforce its position as an industry leader and has recently received a number of auction service quality awards from Ford and Chrysler. Additionally, ADT Automotive has just launched its first report on the used car market initiating the ADT Automotive Wholesale Used Car Market Index."


3. Material change

Save as noted in paragraph 2 above, there has been no material change in the financial or trading position of the ADT Group since 31 December 1995, being the end of the last financial period for which audited results have been prepared.

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

                                  APPENDIX V

                              ADT COMMON SHARES

1. The following is a summary of certain rights attaching to the ADT Common Shares and of certain provisions of ADT's Bye-Laws:

1.1  General

Certificates representing the Common Shares are issued in registered form.

The shareholders of ADT have authorised it to purchase its own shares, subject to certain conditions. Shares so purchased are cancelled and the issued share capital is reduced by the nominal value of those shares.

1.2  Dividends

The Common Shares are entitled to share equally in dividends declared thereon, unless they are issued on terms that they rank for dividends as from a particular date. ADT's board of directors may also declare and pay interim dividends. A cash dividend or option is declared in dollars and, unless a shareholder otherwise elects by notice in writing to ADT, a shareholder with a registered address in the US is paid in dollars and a shareholder with a registered address in the UK is paid in pounds sterling. At the discretion of ADT's board of directors, a shareholder with a registered address outside the US and the UK may be paid cash dividends in the currency of the country in which the shareholder has his address, such dividends being converted into local currency at such rate and on such date as the board of directors considers appropriate. Dividends are payable to holders of Common Shares only after full payment of dividends to holders of preference shares outstanding. ADT has not declared any cash dividend or stock dividend on Common Shares since April 1991.


1.3  Meetings of shareholders

The Annual General Meeting of ADT is held at least once in every calendar year and notice of such meeting is given by mail, telex or cable to each holder of Common Shares at his address shown on the register at least five days before the meeting takes place, stating the time, date and place and, so far as practicable, the objects of the meeting. ADT's board of directors may convene a Special General Meeting of ADT whenever, in their judgment, such a meeting is necessary and such meeting shall be convened by notice in like manner as the Annual General Meeting at least five days before the meeting takes place.

At any general meeting of ADT not less than two holders of Common Shares present either in person or by proxy constitute a quorum for the transaction of business.

1.4  Voting rights

At any general meeting of ADT, each holder of Common Shares present in person is, on a show of hands, entitled to one vote and, on a poll, is entitled to one vote for each Common Share held by him. On a poll, votes may be given in person or by proxy. Any proxy must be a member of ADT.

ADT may suspend a shareholder's voting rights in certain circumstances.

1.5  Liquidation rights

Upon liquidation, holders of Common Shares are entitled to receive any assets remaining after the payment of ADT's debts and the expenses of the liquidation subject to the special rights attached to any other class of shares.

2.  The following is a summary of the share capital of ADT:

2.1  Authorised and unissued ADT Common Shares

The board of directors is empowered by the Bye-Laws to allot and issue shares in the capital of ADT that it has been authorised by ADT in general meeting to allot and issue, upon such terms and subject to such conditions as it finds appropriate. As at 19 July 1996, ADT had 86,310,980 Common Shares authorised but unissued out of a total authorised share capital of 220,000,000 Common Shares, and the authorised but unissued shares include Common Shares reserved for issue upon exercise of options, warrants and conversion rights.

2.2  ADT preference shares

The authorised share capital of ADT includes 125 million convertible cumulative redeemable preference shares of US$1 each (the "First Preference Shares") none of which is outstanding. The board of directors of ADT, in its sole discretion, may designate, allot and issue one or more series of First Preference Shares

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

from the authorised and unissued First Preference Shares. Subject to limitations imposed by law or ADT's Memorandum of Association and Bye-Laws, the board of directors of ADT is empowered to determine the designation of and the number of shares constituting each series of First Preference Shares; the dividend rate for each series; the terms and conditions of any voting and conversion rights for each series; the amounts payable on each series upon redemption or ADT's liquidation, dissolution or winding-up; and the preferences and the relative rights among the series of First Preference Shares.

ADT had outstanding as at 19 July 1996, 756 534 per cent. Convertible Cumulative Redeemable Preference Shares 2002 of US$1.00 each, and 4,180 6 per cent. Convertible Cumulative Redeemable Preference shares 2002 of US$1.00 each. Both these classes are due to be redeemed no later than 2002, unless previously redeemed or converted; if converted in full, the holders of those shares would be entitled to a total of 163,549 Common Shares, subject to adjustment in certain circumstances. ADT has given notice to redeem all the outstanding preference shares on 19 July 1996.

3. The following discussion is a summary of certain material differences between the rights of shareholders in ASH and shareholders in ADT. These differences arise from differences between English and Bermudian law as well as from differences between the corporate governing instruments of the two companies. These differences will result in several changes in the rights of ASH Shareholders when they become ADT shareholders. The following summary does not purport to be a complete description of the material differences between the statutory and other rights of a holder of shares of ASH and ADT, nor does it address the special rights attached to any preference share capital. Such differences can be determined in full by reference to the laws and applicable regulatory requirements of England and Bermuda, the regulations of the London Stock Exchange and the NYSE, ASH's Memorandum and Articles of Association and ADT's Memorandum of Association and Bye-Laws.

3.1  General

ASH is incorporated in England and operates under the Act, whereas ADT is incorporated in Bermuda and operates under the Bermudian Act and the ADT Limited Company Act 1991. The rights of shareholders of ASH are currently governed by English law and ASH's Memorandum and Articles of Association. Upon the issue of Consideration Common Shares to Scheme Shareholders, such shareholders will become shareholders of ADT and their rights as shareholders will be governed by the laws of Bermuda and by ADT's Memorandum of Association and Bye-Laws. Shares of ASH are listed on the London Stock Exchange and its ADRs are listed on the NYSE. ADT Common Shares are listed on the NYSE with a secondary listing on the London Stock Exchange. ASH is subject to the provisions of the City Code; ADT is not but its Bye-Laws contain certain provisions to enable the directors of ADT to apply certain principles of the City Code as if ADT was subject to it.

3.2  Meetings of shareholders

As referred to in paragraph 1.3 above, ADT's Bye-Laws require at least five days' notice to be given of any general meeting although ADT's normal practice is to give shareholders not less than three weeks' notice of meetings. Furthermore, the Bermudian Act does not generally prescribe any greater majority for the passing of a resolution of a general meeting than a simple majority.

In contrast, a general meeting of ASH normally needs to be convened on a longer period of notice according to the nature of the meeting and the business proposed to be conducted at that meeting. The period of notice would be fourteen days, except in the case of an Annual General Meeting or a meeting at which a special resolution is to be proposed, in which case twenty one days' notice is required. Certain types of resolution, such as a special or extraordinary resolution, also need to be approved by a higher majority vote (such as three-fourths), rather than by a simple majority.

While a member of ASH may appoint any person as a proxy, the Bye-Laws of ADT require that only a member may be appointed as a proxy.

3.3  Required vote for authorisation of certain corporate actions

Under the Act, ASH's Articles of Association may be amended, and certain other fundamental corporate changes may be authorised, only by a special resolution passed at a general meeting of shareholders. These include: the passing of a resolution for winding up; non pro rata issues of shares for cash; reductions of capital (subject to sanction by the Court) and certain repurchases of shares. If, at such time, the capital of ASH is divided into different classes of shares and the amendment or other resolution would cause any of the special rights attached to any class of shares to be varied or abrogated, the amendment must also be sanctioned in writing by the holders of three-quarters in nominal value of the issued shares of the class concerned or by an extraordinary resolution passed at a separate general meeting of the holders of the shares of that class.

As stated in paragraph 3.2 above, most resolutions of ADT need only to be passed by a simple majority. If, however, at the relevant time the capital of ADT is divided into different classes of shares and the resolution

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

would vary the rights attached to any class, ADT's Bye-Laws provide that the variations (unless otherwise provided by the terms of issue of the shares of that class) may only be made with the written consent of the requisite majority (namely 75 per cent.) of the holders of the shares of that class or with the sanction of a resolution passed at a separate meeting of such holders by a majority of 75 per cent. of such holders voting in person or by proxy.

3.4  Pre-emptive Rights

Under English law, when ASH issues equity shares (or grants certain other rights to acquire equity shares) ("equity securities") in consideration for payment of cash, then unless certain provisions of the Act are disapplied by a special resolution, existing shareholders are entitled to participate in the offer for such equity securities pro rata to their existing shareholdings. The usual practice of an English public company whose equity securities are listed on the London Stock Exchange is, and the past practice of ASH has been, to seek general disapplication of statutory pre-emption rights on an annual basis: (1) in respect of its entire unissued ordinary share capital where the equity securities are to be issued by way of rights to existing shareholders; and (2) to disapply the statutory pre-emption rights on the issue for cash of equity securities representing not more than 5 per cent. of ASH's then issued ordinary share capital.

Under Bermudian company law, there are no rights of pre-emption. However, the rules of the NYSE require shareholder approval when shares of common stock or securities convertible into or exercisable for common stock are to be issued in any transaction or series of related transactions, other than a public offering for cash: (1) if the common stock to be issued will have voting power equal to or greater than 20 per cent. of the voting power outstanding before such issuance; or (2) if the number of shares of common stock to be issued will be equal to or greater than 20 per cent. of the number of shares of common stock outstanding before the issuance of the stock.

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

                                 APPENDIX VI

                  ADDITIONAL INFORMATION ON THE ADT/REPUBLIC
                            MERGER AND ON REPUBLIC

1.  The Amalgamation Agreement

By an agreement dated 1 July 1996 (as amended by an agreement dated 15 July
1996) between Republic, RI/Triangle, Limited ("RI Bermuda", a wholly-owned subsidiary of Republic) and ADT, ADT has agreed to amalgamate with RI Bermuda pursuant to the provisions of the Bermudian Act (the "Amalgamation Agreement").

In general terms, the Amalgamation Agreement provides that:

(a) the issued share capital of RI Bermuda will be converted into shares of the amalgamated company, which will be known as "ADT Limited"; and

(b) all the issued ADT Common Shares (other than those held by ADT, Republic or their respective subsidiaries) will be cancelled and in return holders of those shares at the time the amalgamation becomes effective (being the date on which the Registrar of Companies in Bermuda issues a certificate of amalgamation) will receive Republic Common Shares in the ratio of 0.92857 new Republic Common Shares for each ADT Common Share, except that fractional entitlements will be satisfied in cash.


The Amalgamation Agreement contains certain representations and warranties on the part of Republic, RI Bermuda and ADT and certain covenants regarding, among other things, the conduct of business of each of Republic and ADT up to the time the amalgamation becomes effective or the Amalgamation Agreement is terminated.

Completion of the amalgamation is conditional upon certain conditions, including regulatory approvals, the approval of both ADT's and Republic's shareholders and the receipt by ADT of an investment bank's fairness opinion. If these conditions are not satisfied by 31 December 1996 (or such later date as the boards of directors of Republic and ADT agree) the Amalgamation Agreement may be terminated. It may also be terminated at any time by agreement between ADT and Republic and in certain other circumstances.

Contemporaneously with the execution of the Amalgamation Agreement, ADT issued to Republic a warrant to purchase 15 million ADT Common Shares at a price of US$20 per share, exercisable during the period of 180 days after the termination of the Amalgamation Agreement.

2.  Available information on Republic

Republic a corporation incorporated under the laws of the State of Delaware. It is a diversified company operating in the electronic security service, solid waste and out-of-home media industries in North America and is expanding into the automotive industry. Republic's Common Shares are traded on the NASDAQ. Based on the closing price for Republic Common Shares on 18 July 1996, Republic's market capitalisation was US$4.4 billion.

Republic is subject to the information requirements of the US Securities Exchange Act of 1934, as amended, and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661, Suite 1400, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the public reference section of the SEC at Judiciary Plaza, 450 Fifth Stree. N.W. Washington, D.C. 20549.

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                                 APPENDIX VII

                            ADDITIONAL INFORMATION

1.  Directors of ASH

The directors of ASH are as follows:

Lord Lane of Horsell - Chairman
Graeme Elliot - Deputy Chairman
Anthony Dignum - Chief Executive
Peter Bertram - Finance Director
John Smith - Executive Director
Ronald Oliver - Non Executive
Sudhakar Pandit - Non Executive

The registered office of ASH, which is also the business address of the directors of ASH, is The Clock House, The Campus, Hemel Hempstead, Hertfordshire HP2 7TL.

2.  Directors of ADT

The directors of ADT are as follows:

Michael Ashcroft - Chairman and Chief Executive Officer
Stephen Ruzika - Chief Financial Officer
John Danneberg - Non Executive
Alan Henderson - Non Executive
James Pasman - Non Executive
Peter Slusser - Non Executive
William Stinson - Non Executive
Raymond Troubh - Non Executive

The registered office of ADT, which is also the business address of the directors of ADT, is Cedar House, 41 Cedar Avenue, Hamilton, HM12 Bermuda.

3.  Responsibility

3.1 The directors of ASH (whose names appear in paragraph 1 above) accept responsibility for the information contained in this document other than information relating to the ADT Group and persons acting in concert with it, the Amalgamation Agreement and/or Republic. Except as noted in paragraph 3.2 below the directors of ADT (whose names are set out in paragraph 2 above) accept responsibility for the information contained in this document relating to the ADT Group and persons acting in concert with it and the Amalgamation Agreement. To the best of the knowledge and belief of all such directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

3.2 The information in this document relating to Republic has been extracted from public sources by ADT. The only responsibility of the directors of ADT for such information has been to ensure that such information has been extracted accurately.

4.  Overseas shareholders

ASH Shareholders who are resident in, or citizens of, foreign jurisdictions ("overseas shareholders") should consult their professional advisers to ascertain whether allotment or delivery of the Consideration Common Shares to them under the Scheme or the subsequent disposal thereof by them will be subject to any restrictions or require compliance with any formalities imposed by the laws or regulations of, or any body or authority located in, the jurisdiction in which they are resident. In any case where the issue of Consideration Common Shares would infringe the law of any foreign jurisdiction, or necessitate compliance with any special requirement, the Scheme provides that such shares shall be issued to a nominee and then sold, with the net proceeds of sale being remitted to overseas shareholders.

5.  Market quotations

The Ordinary Shares, 5% Preference Shares, 6% Preference Shares and ADT Common Shares are traded on the London Stock Exchange and ADRs and ADT Common Shares are traded on the NYSE. The following tables set out the middle market quotations for Ordinary Shares, 5% Preference Shares, 6% Preference Shares and ADT Common Shares (as derived from the London Stock Exchange Daily Official
List) and the closing price for ADT Common Shares and ADRs on the NYSE in each case for the first day that both the London Stock Exchange and the NYSE were open for business in each of the six months prior to the date of this document, for 23 August 1995 (being the Business Day prior to the commencement of the offer period), for 18 June 1996 (being the Business Day prior to the announcement of the Proposals), for 1 July 1996 (being the Business Day on which the ADT/Republic Merger was announced) and for 19 July 1996 (being the latest practicable date prior to the printing of this document):

                                 ASH          ASH
                      ASH        5%           6%                ADT      ADT
                   Ordinary  Preference   Preference           Common   Common
                     Share      Share        Share     ADR     Share    Share
Date                 Price      Price        Price    Price    Price    Price

                     pence     pence         pence      $        $     pounds

23 August 1995        44         39          36.25    1 3/8   12.875   8.3450
2 January 1996        28         46             47      7/8   14.750   9.4750
1 February 1996       27         54             53     13/16  14.375   9.5000
1 March 1996          26         52             52     13/16  14.500   9.4870
1 April 1996          30         54             54      7/8   17.750   11.636
1 May 1996            29         55             56     13/16  17.000   11.360
3 June 1996           32         60             60    1 1/8   19.250   12.425
18 June 1996          31         60             60     15/16  18.625   12.180
1 July 1996           45         73             70    1 3/8   22.875   15.500
19 July 1996          38         78             78    1 1/8   19.500   11.750


6.  Significant shareholders of ADT

The following table sets forth certain information with respect to beneficial ownership (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of Common Shares (i) as at 31 December 1995 by any person known by ADT to beneficially own more than five per cent. of the outstanding Common Shares, other than Westar Capital, Inc.; and (ii) as at 18 March 1996 by Westar Capital, Inc.

                                                    Number of
                                                  Common Shares
                                                  Beneficially         %
Name of Beneficial Owner or Identity of Group       Owned(1)      (1 and 2)

The Capital Group Companies, Inc. ("CGI")(3)         9,444,800        7.3
333 South Hope Street
Los Angeles, California 90071

FMR Corp. ("FMR")(4)                                19,871,135       15.2
82 Devonshire Street
Boston, Massachusetts 02109

Trimark Financial Corporation Inc. ("TFC")(5)        6,925,600        5.4
One First Canadian Place
Suite 5600, P.O. Box 487
Toronto, Ontario M5X 1E5

Westar Capital, Inc. ("WCI")(6)                     30,800,000       23.9
818 Kansas Avenue
Topeka, Kansas 66601

CGI, FMR and TFC are investment managers and advisers. WCI is a wholly owned subsidiary of Western Resources, Inc. a diversified energy company, operating in Kansas and Oklahoma, which is listed on the NYSE.

Notes:

1. For the purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of ADT Common Shares which such person or persons has or have the right to acquire on or within 60 days after 31December 1995 (18 March 1996 with respect to WCI). For the purposes of computing the percentage of outstanding Common Shares held by each person or group of persons named above, any security which such person or persons has or have the right to acquire on or within 60 days after 31 December 1995 (29 February 1996 with respect to WCI) is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

2. Based upon ADT Common Shares outstanding on 18 March 1996, but excluding 3,182,787 Common Shares owned by a subsidiary of ADT.

3. ADT has received an Amendment No. 4 to Schedule 13G dated 9 February 1996 filed with the SEC by Capital Research and Management Company and CGI in respect of ownership of 9,444,800 ADT Common Shares at 31 December 1995 by accounts under the discretionary investment management of subsidiaries of CGI which act as investment managers or advisers. As of 31 December 1995, CGI exercised sole voting power with respect to 1,783,500 Common Shares and exercised sole dispositive power with respect to 9,444,800 Common Shares. ADT has not attempted to verify independently any of the information contained in the Schedule 13G.

4. ADT has received an Amendment No. 2 to Schedule 13G dated 12 February 1996 filed with the SEC by FMR in respect of ownership of 19,871,135 ADT Common Shares at 31 December 1995 by accounts under the discretionary investment management of its wholly owned subsidiaries Fidelity Management Research Company and Fidelity Management Trust Company. As of 31 December 1995 FMR exercised sole voting power with respect to 158,609 Common Shares and sole dispositive power with respect to 19,871,135 Common Shares. ADT has not attempted to verify independently any of the information contained in the Schedule 13G.

5. ADT has received a Schedule 13G dated 12 February 1996 filed with the SEC by TFC in respect of ownership of 6,925,600 ADT Common Shares at 31 December 1995 by accounts under the discretionary investment managment of subsidiaries of TFC which act as investment managers or advisers. As of 31 December 1995, TFC exercised sole voting power with respect to

      6,925,600 Common Shares and exercised sole dispositive power with respect to 6,925,600 Common Shares. ADT has not attempted to verify independently any of the information contained in the Schedule 13G.



6. ADT has received a Schedule 13D dated 18 March 1996 filed with the SEC by WCI, a wholly owned subsidiary of Western Resources, Inc. in respect of ownership of 30,800,000 ADT Common Shares. ADT has not attempted to verify independently any of the information contained in the Schedule 13D.

7.1 Shareholdings and dealings

In this document "disclosure period" means the period commencing on 24 August 1994 (the date twelve months prior to the commencement of the "offer period" for the purposes of the City Code) and ending on 19 July 1996 (the latest practicable date prior to the posting of this document).

7.1  ASH

(a) The beneficial interests of the Directors in Ordinary Shares are as follows:

                                   Number of
Name                            Ordinary Shares

Lord Lane of Horsell                10,208
Graeme Elliot                            -
Anthony Dignum                           -
Peter Bertram                            -
John Smith                               -
Ronald Oliver                      133,186
Sudhakar Pandit                          -

(b) The following options over Ordinary Shares have been granted to certain Directors and remain outstanding:

                      Weighted      Earliest Date    Latest      Number of
                       Average       From Which      Expiry       Ordinary
Name                Exercise Price   Exercisable      Date         Shares
                       pounds

Peter Bertram           1.49          29.3.1996     28.3.2003     150,000
John Smith              2.33          10.7.1990     22.3.2002     141,876

All the executive Directors are interested as employees and therefore potential beneficiaries of the ASH Employees Share Ownership Plan Trust in shares held by the Trust.

(c) Save as disclosed in this paragraph 7.1, neither ASH nor any of the Directors (nor any members of their immediate families) owned, controlled or was interested in any of the share capital of ASH or ADT nor in any securities convertible into, or exchangeable for, rights to subscribe for options (including traded options) in respect of, or derivatives referenced to, any of the foregoing on 19 July 1996 (the latest practicable date prior to the posting of this document) nor has any such person dealt for value therein during the disclosure period and no bank, stockbroker, financial or other professional adviser nor any person controlling, controlled by or under the same control as any such adviser (other than an exempt market maker) nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager) connected with ASH nor any subsidiary of ASH nor any pension fund of ASH or any of its subsidiaries, owned or controlled any shares in ASH or ADT on 19 July 1996 nor has any such person dealt for value therein during the offer period.

7.2  ADT

(a) The beneficial interests of the directors of ADT in the ADT Common Shares are as follows:

                                    Number of
                                  Common Shares

Michael Ashcroft                     1,375,718
John Danneberg                             102
Alan Henderson                             621
James Pasman, Jr                         2,000
Stephen Ruzika                           3,742
Peter Slusser                            2,500
William Stinson                             10
Raymond  Troubh                          2,500

In addition, Michael Ashcroft and Stephen Ruzika are interested in options in respect of 11,250,000 Common Shares and 1,670,000 Common Shares respectively, at prices between $8.00 and $15.00, expiring between 8 August 1996 and 11 May 2005. There have been no dealings in the Common Shares by the directors of ADT or their immediate families during the disclosure period with the exception of the acquisition by Michael Ashcroft of 825,000 Common Shares (upon exercise of share options in April 1996 at an average price of US$9.22) and by Peter Slusser of 1,334 Common Shares (by purchases in March 1995 and January 1996 at prices of US$11.25 and US$15.25, respectively).

(b) Merrill Lynch, Pierce, Fenner & Smith Incorporated and its affiliates (collectively "Merrill Lynch") have been deemed by the Panel on Takeovers and Mergers to be acting in concert with ADT for the purposes of the City Code in relation to the Proposals by virtue of its providing financial advice to ADT in connection with the ADT/Republic Merger. The information in this paragraph has been provided to ADT by Merrill Lynch.


(i) As of 17 July 1996, a mutual fund managed by Fund Asset Management, L.P. held 5,500,000 ADRs. As of 17 July 1996, the following Merrill Lynch companies held, either in proprietary or discretionary accounts, the following positions in ADT Common Shares: Merrill Lynch, Pierce, Fenner & Smith Incorporated, 9,700 shares; Merrill Lynch Trust Company, New Jersey, 1,000 shares; Merrill Lynch Trust Company, California, 2,000 shares; Merrill Lynch Trust Company, Florida, 5,269 shares; Merrill Lynch Trust Company, Illinois, 2,000 shares; mutual funds and accounts managed by Merrill Lynch Asset Management, L.P., 593,800 shares; a mutual fund managed by Fund Asset Management, L.P., 1,100,000 shares. As of 17 July 1996, Merrill Lynch, Pierce, Fenner & Smith Incorporated held US$42,106,000 principal amount of ADT's Liquid Yield Option Notes 2010 convertible into 1,188,652 ADT Common Shares.

      As of 17 July 1996, Merrill Lynch held (other than in the capacity of exempt market-maker) 2,134,999 6% Preference Shares, 1,130,935 5% Preference Shares and pounds3,210,000 nominal of Convertible Capital Bonds.

(ii) Merrill Lynch has dealt for value in shares and other securities of ASH and ADT during the disclosure period and up to 17 July 1996 (other than in its capacity as an exempt market-maker) as follows:

ADRs

Date                         Number of ADRs           Price ($)    Transaction
17 July 1995                         50,000                1.63           Sale
18 July 1995                          7,500                1.63           Sale
21 July 1995                        152,500                1.38           Sale
24 July 1995                         10,000                1.38           Sale
25 July 1995                         44,000                1.38           Sale
26 July 1995                         33,600                1.38           Sale
28 July 1995                        100,000                1.25           Sale
31 July 1995                          5,000                1.25           Sale
1 August 1995                         2,000                1.25           Sale
2 August 1995                         7,000                1.25           Sale
3 August 1995                        10,000                1.25           Sale
7 August 1995                        11,500                1.25           Sale
8 August 1995                         2,000                1.25           Sale
9 August 1995                         2,000                1.25           Sale
10 August 1995                        6,500                1.25           Sale
15 August 1995                      206,400                1.00           Sale
27 September 1995                     2,041                1.25           Sale
31 October 1995                     500,011                0.63           Sale
1 November 1995                     250,000                0.63       Purchase
27 November 1995                    115,000                0.64       Purchase
29 November 1995                     79,600                0.68       Purchase
29 November 1995                     42,900                0.68       Purchase
1 December 1995                      88,700                0.73       Purchase
1 December 1995                      47,800                0.72       Purchase
4 December 1995                      40,613                0.69       Purchase
4 December 1995                      21,800                0.69       Purchase
5 December 1995                      71,500                0.69       Purchase
5 December 1995                      38,500                0.69       Purchase
6 December 1995                      19,500                0.63       Purchase
6 December 1995                      10,500                0.62       Purchase
11 December 1995                     36,500                0.86       Purchase
11 December 1995                    123,500                0.86       Purchase
4 March 1996                         81,900                0.81       Purchase

                                     ADRs

Date                        Number of ADRs            Price ($)    Transaction
5 March 1996                        18,100                 0.94       Purchase
15 March 1996                        1,700                 1.00           Sale
18 March 1996                       32,700                 1.00           Sale
19 March 1996                       14,700                 1.00           Sale
1 May 1996                          50,900                 0.79           Sale
7 May 1996                         100,000                 0.79           Sale
10 May 1996                        100,000                 0.81           Sale
10 May 1996                        100,000                 0.79           Sale


5% Preference Shares

Date                      Number of shares         Price (pence)  Transaction
8 March 1996                       625,000             54.52       Purchase
4 July 1996                        505,935             88.44       Purchase

6% Preference Shares

Date                      Number of shares           Price (pence)  Transaction
5 October 1995                     500,000               41.38        Purchase
21 February 1996                   600,000               50.50        Purchase
13 May 1996                        100,000               56.00        Purchase
13 May 1996                        300,000               56.00        Purchase
14 May 1996                         60,000               55.50        Purchase
22 May 1996                         50,000               59.29        Purchase
29 May 1996                        500,000               60.50            Sale
4 July 1996                        274,999               88.44        Purchase
10 July 1996                     1,000,000               83.92        Purchase
12 July 1996                       250,000               81.50        Purchase
16 July 1996                       500,000               77.00        Purchase
16 July 1996                       500,000               78.00            Sale

Convertible Capital Bonds

Date                         Pound nominal        Price (pence)    Transaction
28 April 1995                      500,000               64.00        Purchase
16 May 1995                        550,000               63.00        Purchase
16 May 1995                        275,000               63.00            Sale
17 May 1995                      1,000,000               63.88        Purchase
17 May 1995                        500,000               64.50            Sale
1 June 1995                        100,000               68.00        Purchase
6 June 1995                        100,000               67.75        Purchase
3 November 1995                    700,000               71.00        Purchase
7 November 1995                    200,000               70.75        Purchase
8 November 1995                    225,000               71.50            Sale
8 November 1995                    225,000               71.50            Sale
13 November 1995                 1,400,000               70.50        Purchase
13 November 1995                   200,000               71.00            Sale
13 November 1995                   500,000               71.00            Sale
9 January 1996                     500,000               76.25        Purchase
25 January 1996                  1,000,000               79.00        Purchase
29 January 1996                    300,000               79.75            Sale
29 January 1996                    200,000               79.75            Sale
8 February 1996                    500,000               82.05        Purchase
8 February 1996                    586,000               82.00        Purchase

Date                         Pound nominal        Price (pence)    Transaction
1 March 1996                       250,000               80.75        Purchase
4 March 1996                       125,000               80.50        Purchase
4 March 1996                        65,000               80.91        Purchase
7 March 1996                     2,000,000               82.31        Purchase
7 March 1996                     1,000,000               81.25            Sale
8 March 1996                        50,000               81.50        Purchase
8 March 1996                     1,550,000               82.64            Sale
8 March 1996                       500,000               82.64            Sale
8 March 1996                       450,000               82.64            Sale
8 March 1996                     5,259,000               83.44        Purchase
21 March 1996                    2,000,000               84.00            Sale
11 April 1996                    1,000,000               83.00            Sale
17 April 1996                    3,000,000               84.25            Sale
18 April 1996                    1,000,000               84.63            Sale
3 May 1996                       1,000,000               87.25        Purchase
3 May 1996                       1,000,000               89.00            Sale
7 May 1996                         500,000               88.50        Purchase
7 May 1996                       1,000,000               88.50        Purchase
19 June 1996                     1,000,000               95.50            Sale
19 June 1996                       250,000               95.00        Purchase
12 July 1996                     1,000,000               93.00        Purchase
12 July 1996                       500,000               93.25            Sale



ADT Common Shares

Date                      Number of shares            Price ($)    Transaction
27 September 1994                  100,000         Not advised        Purchase
12 January 1995                    100,000               10.11            Sale
1 February 1995                      5,000                9.75        Purchase
23 June 1995                       128,000               10.38        Purchase
23 June 1995                        38,000               10.57        Purchase
26 June 1995                       200,300               10.40        Purchase
26 June 1995                        62,000               10.40        Purchase
27 June 1995                        50,000               10.88        Purchase
10 July 1995                       186,900               11.88        Purchase
8 August 1995                       15,000               12.88        Purchase
21 September 1995                    1,000               13.75            Sale
21 September 1995                    1,000               13.75            Sale
22 December 1995                    10,000               13.97        Purchase
4 January 1996                      30,000               15.25            Sale
4 January 1996                     100,000               15.22            Sale
4 January 1996                       3,300               15.50            Sale
5 January 1996                     300,000               15.38            Sale
10 January 1996                    100,000               15.38            Sale
10 January 1996                      6,700               15.13            Sale
30 January 1996                     85,100               14.63            Sale
31 January 1996                     39,900               14.39            Sale
1 July 1996                        100,000               23.48            Sale
2 July 1996                            200               21.63            Sale
8 July 1996                          5,000               21.25            Sale

(iii) There is no understanding between Merrill Lynch and ADT regarding the retention of the above securities or the way in which Merrill Lynch may vote at the Court Meetings.

(c) Save as disclosed above, none of ADT, the directors of ADT, their immediate families and persons acting in concert with ADT owns or controls or (in the case of the directors of ADT) is interested in any shares of ADT or ASH or any securities convertible into, rights to subscribe for or options (including traded options) in respect of, or derivatives referenced to, such shares, nor has any person dealt for value therein during the disclosure period.

8.  ASH Share Option Schemes

ASH has the following share option schemes currently in use:

1.  The Automated Security Share Option Scheme.

2.  The Automated Security (Holdings) PLC ESOP Executive Share Option Scheme.

3.  The Automated Security Sharesave Scheme (1993).

4.  The Automated Security Executive Share Option Scheme (1993).

As at 19 July 1996, options were outstanding over Ordinary Shares pursuant to the above share option schemes as set out below:


Names of Share Option Schemes     Outstanding   Exercisable   Exercise Price

The Automated Security
 Share Option Scheme               1,640,818     1,640,818     pounds 1.30-
                                                                pounds 2.693

The ASH ESOP Executive
 Share Option Scheme                 710,000       710,000     pounds 2.45-
                                                                pounds 2.693

The Automated Security
 Sharesave Scheme (1993)             315,025           Nil     pounds 1.28

The Automated Security
 Executive Share Option
 Scheme (1993)                           Nil           Nil     Nil


9. Service contracts of the directors and former directors of ASH

(a) Anthony Peter Dignum has a service contract with the Company dated 26 September 1995, pursuant to which he receives an annual salary of pounds265,000. Mr Dignum is entitled to be paid bonuses in relation to each financial year of the Company decided by the Remuneration Committee of the board, having regard to the Company's earnings per share, cash generation and his own performance. In respect of the year ended 30 November 1995, Mr Dignum did not receive a bonus. The contract is terminable by the Company giving Mr Dignum 24 months' notice in writing, expiring at any time, or by Mr Dignum giving the Company 12 months' notice in writing expiring at any time. The Company can terminate Mr Dignum's employment at any time with immediate effect by paying Mr Dignum salary in lieu of notice.

(b) Peter Bertram has a service contract with the Company dated 4 December
1992, pursuant to which he receives an annual salary of pounds135,000 (index linked). Mr Bertram is entitled to a bonus each financial year calculated by reference to the results of the Company, the amount of any bonus being at the discretion of the Board. In respect of the year ended 30 November 1995, Mr Bertram received a bonus of pounds20,000. If control of the Company is acquired by a third party, Mr Bertram may resign and will then be entitled to claim an amount equal to three times the sum of his annual salary at the date of the acquisition and the average of the bonuses he has received during the previous two financial years. The contract is terminable by either Mr Bertram or the Company giving the other not less than 36 months' notice in writing. On 1January 1996, notice was given to Mr Bertram in accordance with the terms of his contract. It is the Board's intention to offer a new contract to Mr Bertram with a notice period of 24 months.

(c) John Patrick Smith has a service contract with Modern Security Systems Limited ("Moderns") dated 17 March 1992, pursuant to which he receives an annual salary of pounds140,000 (index-linked). Mr Smith is entitled to a bonus each financial year calculated by reference to the contribution to the company from those geographical areas for which he is primarily responsible. In respect of the year ended 30 November 1995, Mr Smith received a bonus of pounds20,000. If control of the Company is acquired by a third party, Mr Smith may resign and will then be entitled to claim an amount which is equal to the sum of his annual salary at the date of the acquisition and the average of the bonuses he has received during the previous two financial years, divided by 12 and multiplied by 57. The contract is terminable by either Mr Smith or Moderns giving to the other not less than 57 months' notice in writing. On 1 January 1996, notice was given to Mr Smith in accordance with the terms of his contract. It is the Board's intention to offer a new contract to Mr Smith with a notice period of 24 months.

(d) Save as set out above, there are no service contracts between any director of ASH and ASH or any of its subsidiaries having more than twelve months to run and no such service contract has been entered into, replaced or amended within the six months preceding the date of this document.

(e) Michael James Hawker resigned as a director on 29 May 1996. Mr Hawker has a service contract with the Company dated 22 September 1988, pursuant to which he receives an annual salary of pounds172,000 (index-linked). Mr Hawker is entitled to a bonus each financial year calculated by reference to the results of the Company, the amount of any bonus being at the discretion of the Board. In respect of the year ended 30 November 1995, Mr Hawker did not receive a bonus. If control of the Company is acquired by a third party, Mr Hawker may resign and will then be entitled to claim an amount which is equal to the sum of his annual salary at the date of the acquisition and the average of the bonuses he has received during the previous two financial years, divided by 12 and multiplied by 57. The contract is terminable by either Mr Hawker or the Company giving to the other not less than 57 months' notice in writing. On 1 January 1996, notice was given to Mr. Hawker in accordance with the terms of his contract.

10.  Material contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by ADT and/or other members of the ADT Group and/or by ASH and/or by other members of the ASH Group within the period of two years immediately preceding the date of this document and are or may be material:

10.1  ASH

(a) an agreement dated 20 July 1995 between Automated Security Limited, Tunstall Group PLC and ASH whereby Automated Security Limited agreed to sell the entire issued share capital of Modern Vitalcall Limited to Tunstall Group PLC for an effective aggregate consideration of approximately 1,791,954 (including the repayment of indebtedness not exceeding pounds1,350,000);

(b) a stock transfer form dated 26 July 1995, whereby ASH disposed of the whole of its interest in Compagnie Generale de Protection et Securite SA to Securifin for a consideration of FF34,000,000;

(c) an agreement dated 31 October 1995 between Automated Security Limited, Modern Security Systems Limited, ASH and Argus Alarms Limited whereby ASH agreed to sell the goodwill, assets and business of its division trading as Modern Integrated Services to Argus Alarms Limited for a consideration of approximately pounds2,350,000, subject to certain adjustment;

(d) a First Supplemental Trust Deed dated 19 July 1996 between ASH Capital Finance (Jersey) Limited, ASH, The Law Debenture Trust Corporation p.l.c. and ADT which, subject to the Scheme becoming effective, modifies the provisions of, and substitutes ADT as the Guarantor under, the Trust Deed dated 31 May 1991 constituting the Convertible Capital Bonds;

(e) a Supplemental Deed Poll dated 19 July 1996 made by ASH which, subject to the Scheme becoming effective, releases and discharges ASH from its obligations as a guarantor in relation to the preference shares of ASH Capital Finance (Jersey) Limited pursuant to a Deed Poll dated 31 May 1991; and

(f) a deed of prepayment and release dated 18 July 1996 between ASH and The Prudential Insurance Company of America ("PRICOA") pursuant to which ASH will pay to PRICOA (subject to the Scheme becoming effective on or prior to 19 June
1997) a sum representing the principal amount outstanding, and interest to the date of prepayment and certain other matters in full and final settlement of ASH's obligations under a Note Agreement dated 27 May 1994. The warrant certificate issued by ASH on or around 12 September 1990 will be cancelled upon such repayment.

10.2  ADT

(a) a purchase agreement dated 29 June 1995 between ADT Operations, Inc., ADT and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter") whereby the Underwriter agreed to purchase $675,000,000 principal amount at maturity of zero coupon subordinated Liquid Yield Option Notes 2010, exchangeable for Common Shares ("LYONs") and was granted an option to subscribe for a further $101,250,000 principal amount at maturity of LYONs together with a supplemental price determination agreement of the same date;

(b) an indenture dated 1 July, 1995 between ADT Operations, Inc., ADT and Bank of Montreal Trust Company as trustee constituting $776,250,000 in principal amount at maturity of LYONs;

(c) an agreement and plan of merger dated 7 November 1995 between Alert Centre, Inc., ADT Acquisition Corp. and ADT whereby ADT Acquisition Corp. agreed to commence a tender offer to purchase all of the outstanding shares of common stock of Alert Centre, Inc. for a total consideration of $90.6 million.

(d) an agreement dated 30 November 1995 between ADT (UK) Limited, ADT, Electronic Signatures, Inc. and Checkpoint Systems Inc. whereby ADT (UK) Limited agreed to sell all the issued share capital of Actron Group Limited to Electronic Signatures Inc. for a consideration (including the repayment of certain group loans) of approximately $54 million, subject to certain adjustments;

(e) an agreement dated 29 December 1995 between ADT (UK) Limited, ADT Holdings BV, Ruskin Limited, ADT, (all being members of the ADT Group), Loanoption Limited and Integrated Transport Systems Limited (together "ITS") whereby certain members of the ADT Group sold to ITS all the issued share and loan capital of the companies comprising the ADT European Auctions Group for an effective aggregate consideration of $334.9 million (including a loan note issued by ITS valued by ADT at $74.6 million);

(f) the Amalgamation Agreement referred to in paragraph 1 of Appendix VI; and

(g) a Common Share purchase warrant dated 1 July 1996 issued by ADT to Republic whereby Republic may purchase 15 million ADT Common Shares at a price of US$20 per share exercisable during the period of 180 days after the termination of the Amalgamation Agreement.

11.  Miscellaneous

(a) Charterhouse and Smith Barney have given and have not withdrawn their respective written consents to the issue of this document with the inclusion therein of their respective names and the references to them and to their recommendations in the form and context in which they appear.

(b) The emoluments of the directors of ADT will not be affected by the acquisition of ASH or by any other associated transaction.


(c) Except as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangements) exists between ADT or any person acting in concert with ADT for the purposes of the Scheme and any of the directors or recent directors, shareholders or recent shareholders of ASH, having any connection with or dependence on the outcome of the Scheme.

(d) Except as disclosed in this document, there is no agreement, arrangement or understanding whereby the beneficial ownership of any of the Scheme Shares to be acquired by ADT upon the implementation of this Scheme will be transferred to any other person, except that ADT reserves the right to transfer any such Scheme Shares to any wholly owned subsidiary of ADT.

(e) It is not ADT's intention that the payment of interest on repayment of, or security for, any liability (contingent or otherwise) will depend on the business of ASH.

(f) No member of the ASH Group or any associate has any indemnity or option arrangement or any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities (as defined for the purposes of rule 8 of the City Code) of ASH or ADT which may be an inducement to deal or refrain from dealing.

(g) None of ADT or any person acting in concert with ADT has any indemnity or option arrangement or any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities (as defined for the purposes of rule 8 of the City Code) of ASH or ADT which may be an inducement to deal or refrain from dealing.

(h) Save as disclosed in paragraph 9 of this Appendix, no proposal exists in connection with the Scheme that any payment or other benefit shall be made or given to any director of ASH or any director of ADT as compensation for loss of office or as consideration for or in connection with his retirement from office.

(i) Payments aggregating up to 921,580, which excludes payments which could be made to persons referred to in paragraph 9 of this Appendix, could become payable by ASH in the event of certain persons electing to resign from their positions in the ASH Group on the change of control of ASH.

12.  Documents for inspection and available information

Copies of the following documents will be available for inspection during usual business hours on any Business Day at the offices of Clifford Chance, 200 Aldersgate Street, London, EC1A 4JJ, and at the registered office of ASH, The Clock House, The Campus, Hemel Hempstead, Hertfordshire, HP2 7TL, in each case until whichever is the earlier of the Effective Date and the date on which the Scheme lapses:

(i)    the Memorandum and Articles of Association of ASH;

(ii)   the Memorandum of Association and Bye-Laws of ADT;

(iii) the audited reports and accounts of the ASH Group for the years ended 30 November 1994 and 30 November 1995;


(iv) the unaudited interim results for the ASH Group for the six months ended 31 May 1996;

(v) the audited consolidated financial statements of ADT for the two accounting periods ended 31December 1994 and 31 December 1995 and ADT's First Quarter Report in respect of the quarter ended 31 March 1996 and the ADT proxy statement for the 1996 annual general meeting of ADT;

(vi)   the service agreements referred to in paragraph 9 of this Appendix VII;

(vii)  the material contracts referred to in paragraph 10 of this Appendix VII;

(viii) the letters of consent referred to in paragraph 11 of this Appendix VII; and

(ix) certain documents filed by Republic with the SEC, being form 10-Q for the quarter ended 31 March 1996, form 10-K for the year ended 31 December 1995, forms 8-K dated 22 February 1996, 5 March 1996, 13 March 1996, 2 April 1996, 9 May 1996, 13 May 1996, 15 May 1996, 16 May 1996, 21 May
       1996, 31 May 1996, 17 June 1996 and 9 July 1996, forms S-3 dated 21 March 1996 and 22 May 1996, Schedule 14A dated 19 April 1996 and a prospectus dated 31 May 1996.

Dated 22 July 1996.

IN THE HIGH COURT OF JUSTICE                                 No. 003889 of 1996
CHANCERY DIVISION
COMPANIES COURT


                     IN THE MATTER OF AUTOMATED SECURITY
                                (HOLDINGS) PLC

                                   - and -

                   IN THE MATTER OF THE COMPANIES ACT 1985

                            SCHEME OF ARRANGEMENT

                                  - under -

                    SECTION 425 OF THE COMPANIES ACT 1985

                                 - between -

                      AUTOMATED SECURITY (HOLDINGS) PLC

                                   - and -

                                the holders of

                       (1) the Scheme Ordinary Shares;

                       (2) the 5% Preference Shares;

                       (3) the 6% Preference Shares;

                           (all as respectively hereinafter defined)

                                   - and -

                                 ADT LIMITED

                               -----------------

                                 PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions shall have the following meanings namely:

"ADT"                                  ADT Limited

"ADT Common Shares"
"or "Common Shares"                    common shares of US$0.10 each in the
                                       capital of ADT



"Business Day"                         a day (excluding Saturdays and
                                       public holidays) on which banks are
                                       open for business in London

"Consideration Common Shares"          ADT Common Shares to be issued as
                                       consideration under the Scheme

"Effective Date"                       date on which this Scheme becomes
                                       effective in accordance with its
                                       terms

"ASH" or the "Company"                 Automated Security (Holdings) PLC

"Ordinary Shares"                      ordinary shares of 10p each in the
                                       capital of ASH

"5% Preference Shares"                 5 per cent. convertible cumulative
                                       redeemable preference shares of pounds 1 each in the capital of ASH

"6% Preference Shares"                 6 per cent. convertible cumulative
                                       redeemable preference shares of pounds 1 each in the capital of ASH

"Preference Shares"                    5% Preference Sharess and 6% Preference
                                       Shares

"Record Date"                          Business Day immediately preceding the
                                       Effective Date

"Scheme"                               this scheme of arrangement in its
                                       present form or with any modification,
                                       addition or condition approved or imposed by the Court

"Scheme Ordinary Shares"               such of the Ordinary Shares as are in
                                       issue on the date hereof together with
                                       such Ordinary Shares (a) as shall be in
                                       issue at the close of business on the
                                       Business Day prior to the date of the
                                       Ordinary Court Meeting and (b) if any,
                                       as shall be issued thereafter and
                                       before the close of business on the
                                       Record Date in respect of which the
                                       allottees thereof have agreed to be
                                       bound by this Scheme

"Scheme Shares"                        Scheme Ordinary Shares and Preference
                                       Shares



and where the context so admits or requires, the plural includes the singular and vice versa.

(B) The authorised share capital of ASH at the date of this Scheme is pounds77,000,000 divided into 200,000,000 Ordinary Shares of which 119,572,497 have been issued and are fully paid and the remainder are unissued; 15,000,000 5% Preference Shares of which 7,867,040 have been issued and are fully paid and the remainder are unissued; and 42,000,000 6% Preference Shares of which 40,760,788 have been issued and are fully paid and the remainder are unissued.

(C) ADT was incorporated in Bermuda on 28 September 1984 as an exempted company and has an authorised share capital of US$147,750,000 divided into 220,000,000 Common Shares of which 133,689,020 have been issued and are fully paid and the remainder are unissued; 125,000,000 convertible cumulative redeemable preference shares of US$1 each none of which is in issue; 225,000 534 per cent. convertible cumulative preference shares of US$1 each of which 756 have been issued and are fully paid and the remainder are unissued; 500,000 6 per cent. convertible cumulative redeemable preference shares of US$1 each of which 4,180 have been issued and are fully paid and the remainder are unissued; and 25,000 exchangeable redeemable preference shares 2005 of US$1 each none of which is in issue.

(D) ADT has agreed to appear by Counsel on the hearing of the Petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.


                                     THE SCHEME

1.   Transfer of the Scheme Shares

1.1 On the Effective Date, ADT shall acquire all the Scheme Shares free from all liens, charges, equities, and encumbrances and together with all rights at the date of this Scheme or hereafter attached thereto.

1.2 For such purpose the Scheme Shares shall be transferred to ADT or to its nominees and to give effect thereto any person may be appointed by ADT to execute as transferor an instrument of transfer of any such Scheme Shares and every instrument of transfer so executed shall be as effective as if it had been executed by the holder or holders of the Scheme Shares thereby transferred.

2.    Consideration

2.1 In consideration for the transfer of the Scheme Shares ADT shall, subject as herein otherwise provided, on the Effective Date allot and issue credited as fully paid to the persons who at the close of business on the Record Date are the holders of Scheme Shares, the following:

for every 92 Scheme Ordinary Shares               3 ADT Common Shares

for every 31 5% Preference Shares                 2 ADT Common Shares and

for every 31 6% Preference Shares                 2 ADT Common Shares.


2.2 In consideration for the transfer of the Scheme Shares, no fraction of an ADT Common Share will be allotted pursuant to the provisions of this Scheme but ADT will pay cash to a holder of Scheme Shares in respect of such fractional entitlement. The value of the cash paid for such fractional entitlement shall be determined by multiplying such fractional entitlement by the closing price of an ADT Common Share on the New York Stock Exchange on the Effective Date. Holders of Scheme Shares with registered addresses in the UK will receive cheques in sterling drawn on an appropriate UK clearing bank with such sterling amount calculated by reference to the spot exchange rate between the US dollar and sterling (as quoted by the Bank of England) at the close of business on the Effective Date. All other holders of Scheme Shares will receive cheques denominated in US dollars and drawn on an appropriate US bank.

2.2 The Consideration Common Shares shall rank pari passu in all respects with all other ADT Common Shares in issue on the Effective Date including for all dividends or distributions made, paid or declared thereon following the Effective Date.

3.    Certificates for Scheme Shares

From and including the Effective Date, all certificates representing holdings of Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and each holder of any of the Scheme Shares shall be bound at the request of ADT to deliver to ADT the certificate(s) for his or her holding(s) thereof.

4.    Operation of the Scheme

4.1 The Scheme shall become effective as soon as an office copy of the Order of the High Court sanctioning the Scheme under Section 425 of the Companies Act 1985 shall have been duly delivered to the Registrar of Companies in England and Wales for registration.

4.2 Unless the Scheme shall have become effective on or before 31 October 1996, or such later date, if any, as ASH and ADT may agree and as the Court may allow, the Scheme shall never become effective.

4.3 If the Scheme shall not be approved by the requisite majority at the meeting of any class or classes of Scheme Preference Shares convened by Order of the Court or if the Scheme shall not be sanctioned in respect of any such class or classes, the Scheme shall nevertheless, but only with the consent of ADT, be capable of taking effect with respect to the Scheme Ordinary Shares and, if appropriate, the other class of Preference Shares and all necessary modifications to the Scheme shall be made accordingly.

5.    Despatch of consideration

5.1 ADT shall, within 21 days after the Effective Date, unless prohibited by law, send to the allottees certificates for the Consideration Common Shares and send cheques to the holders of Scheme Shares entitled thereto in accordance with Clause 2.2 of this Scheme. If, in respect of any holder of Scheme Shares with a registered address outside the UK, ADT is advised that the issue of Consideration Common Shares pursuant to Clause
      2.1 of the Scheme would infringe the laws of any jurisdiction outside the UK, or would require ADT to observe any governmental or other consent or any registration, filing or other formality, ADT may determine that no Consideration Common Shares shall be allotted to such holder pursuant to Clause 2.1 but shall instead be allotted and issued to a nominee appointed by ADT, as trustee for such holder, on terms that the nominee shall as soon as practicable following the Effective Date sell the Consideration Common Shares so allotted and issued at the best price which can reasonably be obtained and shall account by cheque for the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) by sending a cheque to the holder of such Scheme Shares in accordance with the provisions of Clause 5.2 of this Scheme within seven days of any such sale.

5.2 All certificates required to be sent by ADT pursuant to this Scheme and all cheques required to be sent by ADT or the nominee referred to in Clause 5.1 shall be sent through the post in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of ASH at the close of business on the Record Date (or, in the case of joint holders, to the address of that one of the joint holders whose name stands first in the register in respect of such joint holding) or in accordance with any special instructions regarding communications, and neither ADT nor the nominee shall be responsible for any loss or delay in transmission.

5.3 Each mandate in force at the close of business on the Record Date relating to dividends on any Scheme Shares or the issue of Ordinary Shares in lieu of cash dividends and each instruction given to ASH relating to notices and communications shall, unless and until varied or revoked, be deemed as from the Effective Date to be also an effective mandate or instruction to ADT in relation to the corresponding Consideration Common Shares then allotted and issued pursuant to this Scheme.

6.    Consent to modifications

ASH and ADT may jointly consent on behalf of all persons concerned to any modification of, or addition to, the Scheme or to any condition which the Court may approve or impose.

Dated 22 July 1996

                      AUTOMATED SECURITY (HOLDINGS) PLC

                           NOTICE OF COURT MEETINGS

IN THE HIGH COURT OF JUSTICE                                 No. 003889 of 1996
CHANCERY DIVISION
COMPANIES COURT
Mr. Registrar Buckley


                     IN THE MATTER OF AUTOMATED SECURITY
                                (HOLDINGS) PLC

                                   - and -

                   IN THE MATTER OF THE COMPANIES ACT 1985

NOTICE IS HEREBY GIVEN that by an Order dated 18 July 1996 made in the above matters, the Court has directed separate meetings to be convened of the holders of (i) the ordinary shares of 10p each (the "Ordinary Shares"); (ii) the 5 per cent. convertible cumulative redeemable preference shares of 1 each (the "5% Preference Shares"); and (iii) the 6 per cent. convertible cumulative redeemable preference shares of 1 each (the "6% Preference Shares") in the capital of AUTOMATED SECURITY (HOLDINGS) PLC (the "Company") for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement proposed to be made between the Company and the holders of its Scheme Ordinary Shares, Scheme 5% Preference Shares and Scheme 6% Preference Shares (as respectively defined in the Scheme of Arrangement) and ADT Limited and that such meetings will be held at The Brewery, Chiswell Street, London EC1Y 4SD on 22 August 1996 at the respective times mentioned below, namely:

(i)   the meeting of the holders of the Ordinary Shares at 11.00 am.

(ii) the meeting of the holders of the 5% Preference Shares at 11.10 am (or as soon thereafter as the preceding meeting shall have concluded or been adjourned); and

(iii) the meeting of the holders of the 6% Preference Shares at 11.20 am (or as soon thereafter as the preceding meeting shall have concluded or been adjourned),

at which place and respective times all the holders of the Ordinary Shares, 5% Preference Shares and 6% Preference Shares are requested to attend.

A copy of the said Scheme of Arrangement and a copy of the Explanatory Statement required to be furnished pursuant to Section 426 of the above-mentioned Act are incorporated in the document of which this Notice forms a part.

The holders of Ordinary Shares, 5% Preference Shares and 6% Preference Shares may vote in person at such of the said meetings as they are entitled to attend or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote on their behalf.

Forms of proxy for use at all the meetings are enclosed herewith. Red forms are for the use of the holders of Ordinary Shares, yellow forms are for the use of the holders of the 5% Preference Shares and green forms are for the use of holders of the 6% Preference Shares.

Completion of a form of proxy will not prevent the holder of an Ordinary Share, 5% Preference Share or 6% Preference Share from attending and voting at the relevant Court Meeting.

In the case of joint holders of any of the Ordinary Shares, 5% Preferences Shares or 6% Preference Shares, the vote of the senior who tenders a vote whether in person or by proxy will be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company in respect of the joint holding.

It is requested that forms appointing proxies be returned to the Company's Registrars, Lloyds Bank Registrars, The Causeway, Worthing, West Sussex BN99 6DB not less than 48 hours before the times appointed for the said meetings, but if forms are not so returned they may be handed to the Chairman of the meeting, prior to the commencement of the meeting at which they are to be used.

By the said Order the Court has appointed Lord Lane of Horsell or, failing him, Anthony Peter Dignum to act as Chairman of each of the said meetings and has directed the Chairman to report the result of each such meeting to the Court.

The said Scheme of Arrangement will be subject to the subsequent approval of the Court.

DATED 22 July 1996
Clifford Chance
200 Aldersgate Street
London EC1A 4JJ
Solicitors for the Company